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TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on December 23, 2010

Registration No. 333-169178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bruker Energy & Supercon Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3621 (Primary Standard Industrial Classification Code Number)	26-2635370 (I.R.S. Employer Identification No.)
15 Fortune Drive Billerica, MA 01821 (978) 901-7550 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas M. Rosa
Senior Vice President and Chief Financial Officer
Bruker Energy & Supercon Technologies, Inc.
15 Fortune Drive
Billerica, MA 01821
(978) 901-7550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard M. Stein, Esq. Nixon Peabody LLP 100 Summer Street Boston, Massachusetts 02110-2131 (617) 345-1000	Donald J. Murray, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019-6092 (212) 259-8000

Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the earlier registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholder are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 23, 2010
Preliminary Prospectus

                Shares

Common Stock

This is the initial public offering of shares of our common stock and no public market currently exists for our shares. We are offering            shares of our common stock and Bruker Corporation is offering            shares. We will not receive any of the proceeds from the sale of shares offered by Bruker Corporation. We expect the initial public offering price of our common stock to be between $            and $            per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol "ESCT." Bruker Corporation, which we refer to in this prospectus as Bruker, owns all of our currently outstanding common stock, and following this offering, will continue to be our controlling stockholder.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to Bruker Corporation	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters have a 30-day option to purchase up to an additional            shares of common stock from Bruker and up to an additional            shares of common stock from us to cover over-allotments, if any.

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares of our common stock will be made on or about            , 2011.

Jefferies

Needham & Company, LLC

Gleacher & Company

The date of this prospectus is            , 2011.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither we, Bruker nor the underwriters have authorized any other person to provide you with different information. We and Bruker are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any free writing prospectus or of any sale of the common stock.

i

 Special Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential," "continue" or other similar words.

These forward-looking statements are predictions, not guarantees. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We have described in the "Risk Factors" section and elsewhere in this prospectus what we consider to be the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe the statistical and other industry data generated by independent parties are reasonable, but we have not independently verified the accuracy and completeness of such information. In addition, certain statements in this prospectus regarding the renewable energy and energy infrastructure markets and our position relative to our competitors are not based on published statistical data or information obtained by independent third parties. Rather, such information and statements reflect our management's best estimates based upon information obtained from trade and industry organizations and associations and other participants in the superconductor industry. While we believe our internal estimates to be reasonable, they have not been verified by independent sources.

ii

Prospectus Summary

This summary highlights selected information appearing elsewhere in this prospectus. This summary may not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including "Risk Factors" and the financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated herein, the terms "we," "our," "us" or "the Company" refer to Bruker Energy & Supercon Technologies, Inc. and its subsidiaries.

 Bruker Energy & Supercon Technologies

We are a superconducting technology and enabling tools company. We develop and provide materials and devices for growing markets in renewable energy, energy infrastructure, healthcare and "big science" research. We integrate our broad technology platform and existing product portfolio and applications know-how in superconductivity with advanced design and manufacturing capabilities to provide our customers with innovative, value-added products. Based on our industry knowledge and our analysis of publicly available information regarding our competitors, as well as input we receive from our customers and suppliers, we believe we are among the market leaders in our established markets and that we are well positioned for commercial opportunities in our target growth markets.

Superconducting materials carry very high electrical current with minimal resistive loss, offering significant advantages over conventional conductors of similar size. Superconductors make possible a large variety of existing and emerging novel magnet types, as well as electrical devices with unique capabilities, that often are smaller, lighter and more efficient than devices based on conventional conductors.

For the year ended December 31, 2009, we generated $60.1 million in revenue, compared to $44.2 million in the year ended December 31, 2008. As of September 30, 2010, our backlog was $159.1 million, compared to $60.4 million as of September 30, 2009. Our results of operations have been positively impacted by our acquisition of the research instruments business of ACCEL Instruments GmbH from Varian Medical Systems, Inc. in April 2009, or the ACCEL acquisition. We have experienced substantial bookings growth in this business since its acquisition, and it has contributed significantly to the increase in our revenue and backlog. Demand for our other core products has also seen rapid organic growth since the beginning of the second half of 2009, primarily as a result of higher end-market demand for medical magnetic resonance imaging and life science research tools that incorporate our products, as well as due to rapid growth in orders from "big science" research. We anticipate continued growth in our healthcare and "big science" research end markets. We expect that our future revenue growth will be accelerated further by an increasing global emphasis on energy efficiency, the smart grid and renewable energy, for which we are developing superconductivity-enabled tools.

We are a subsidiary, and presently a separate reporting segment, of Bruker Corporation (NASDAQ: BRKR), or Bruker, a global provider of high-performance scientific instruments that targets a different and diverse array of customers in life science, pharmaceutical, biotechnology and molecular diagnostics research, as well as in materials and chemical analysis in various academic, industrial, clinical research and applied markets. Bruker will be our controlling stockholder after this offering.

Our Products

We believe we have the broadest portfolio of commercial materials and devices based on superconductivity available in the market today, as well as a diverse portfolio of products under development for emerging applications in high-growth segments of the renewable energy and energy infrastructure markets.

Current Product Portfolio

We design, manufacture and market superconducting materials, primarily metallic low temperature superconductors, or LTS, for use in magnetic resonance imaging, or MRI, nuclear magnetic resonance, or NMR, fusion energy research and other applications. For the year ended December 31, 2009, we produced over 20,000 miles of LTS wire for customers that included GE Healthcare, Siemens Medical, Bruker and Agilent Technologies, formerly Varian, Inc. We also develop, manufacture and market ceramic high temperature superconductors, or HTS, primarily for fusion energy research applications. Additionally, we offer non-superconducting Cuponal™ materials and wires, based on co-extruded copper and aluminum, used in the power and transport industries.

We develop, manufacture and market devices based primarily on superconductivity. These devices are complex tools with applications primarily in "big science" research areas such as particle physics, materials and surface science, structural analysis and fusion energy, and include superconducting magnets and radio frequency, or RF, accelerator cavities and modules, power couplers and linear accelerators. We also manufacture and sell non-superconducting high technology tools, such as X-ray beamlines and synchrotron, cyclotron, and laboratory instrumentation, principally to customers engaged in "big science" research projects, as well as to customers in the medical industry.

Products under Development

The need to decrease dependence on fossil fuels and reduce the carbon footprint has led to strong public and private initiatives to increase the use of renewable energies and develop energy-efficient technologies. We are currently developing second generation, or 2G, HTS and new superconductivity-enabled devices that we believe have significant commercial potential and long-term growth prospects in the areas of renewable energy and energy infrastructure. Products under development include:

  •
  superconducting crystal growth magnets, or CGM, for fabrication of silicon ingots used in the solar and semiconductor industries;

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  inductive superconducting fault current limiters, or iSFCL, for energy infrastructure applications, including the smart grid; and

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  2G HTS materials and coils for compact high-power wind turbine generators and other applications.

Our Markets

Our products and products under development target four primary markets that we believe offer significant sales growth opportunities: renewable energy, energy infrastructure, medical imaging and life science analytics, and "big science" research. We believe we have a significant commercial footprint in the medical imaging and life science analytics and "big science" research markets based on our industry knowledge and our analysis of market information from our customers and suppliers and of publicly available information regarding our competitors. We are also developing products for commercial applications in the renewable energy and energy infrastructure markets.

Our Established Commercial Markets

Medical Imaging and Life Science Analytics. We sell our LTS to major manufacturers of MRI systems and NMR instruments. The large and growing end-user markets for our customers' systems and instruments include hospitals and radiology clinics engaged in clinical diagnostics, as well as customers in pharmaceuticals, biotechnology, molecular diagnostics research and materials and chemicals analysis. LTS products are critical to the operation of MRI systems and NMR instruments and can represent a significant portion of the equipment's total cost. We sell our LTS to Siemens Medical, GE Healthcare and Philips Medical, the three largest manufacturers of MRI systems, and to Bruker and Agilent

Technologies, the two largest manufacturers of NMR instruments. For the year ended December 31, 2009, our sales into the medical imaging and life science analytics markets represented approximately $36 million, or 60%, of our total revenue.

"Big Science" Research. We sell a wide range of superconductors, magnets, accelerators, and beamline technology, as well as other specialized research instrumentation devices, to private, university and government research organizations worldwide. For example, we received a $36 million, three-year LTS supply contract for the International Thermonuclear Experimental Reactor (ITER) project in December 2009. Our device customers include a globally diverse group of institutions involved in "big science" research. For example, we have sold RF accelerator cavities to Deutsches Elektronen-Synchrotron, or DESY; power couplers to the Centre National de la Recherche Scientifique, or CNRS; an electron injection linear accelerator to Brookhaven National Laboratory; RF accelerator cavities to Thomas Jefferson National Accelerator Facility, or Jefferson Labs; superconducting magnets to the Center for European Nuclear Research, or CERN; and synchrotron instrumentation to SLAC National Accelerator Laboratory operated by Stanford University. The fulfillment of these kinds of large orders typically spans several years. For the year ended December 31, 2009, our sales into the "big science" research market represented approximately $22 million, or 37%, of our total revenue.

Our Target Markets for New Product Applications

Renewable Energy. We are developing superconductors and devices for applications in solar and wind power generation. These products are designed to increase efficiency and lower the cost of producing electricity through these sources.

Silicon wafers used for high-efficiency photovoltaic cells are produced from monocrystalline, or single crystal, silicon ingots. The purity of these ingots influences the efficiency with which solar cells convert sunlight into electricity. We are developing a specialized magnet designed to help reduce impurities in silicon ingots during the crystal growth process. We believe that our CGM, used in conjunction with conventional monocrystalline growth equipment in the solar industry, could yield an increase in electric power production of five percent. We expect that this performance enhancement would be an attractive value proposition in the end market for photovoltaic cells. We are working with PVA TePla AG, a major international producer of conventional crystal growth equipment, to develop and commercialize products utilizing our CGM.

We are also developing 2G HTS specifically for use in wind turbine generators and other applications such as motors and generators for ships. Superconducting generators produce the same amount of power as conventional generators, with approximately half the weight and size and improved efficiency. We believe that lightweight and compact generators would enable wind turbines that are easier and less costly to transport and install. This could be a critical advantage, particularly for offshore wind farms, which we expect will require turbines with significantly higher power-generating capacity. We have developed our first generation, or 1G, HTS optimized for use in generators and motors in partnership with Siemens AG, or Siemens, a large producer of industrial motors and generators. Siemens is presently completing its third prototype based on our HTS. The second prototype, a 4 megawatt HTS marine power generator, achieved its design specifications, including requirements for long-term reliability and improved energy efficiency. We are also working with Oswald Elektromotoren, or Oswald, a German manufacturer of compact, high-torque motors and generators, in an informal collaboration to adapt our 2G HTS technology to their large wind turbine generator designs.

Energy Infrastructure. We are currently developing our iSFCL for the energy infrastructure market.

Fault current limiters are devices that protect electrical equipment from damaging power surges caused by fault currents that may arise from short circuits, power generation disturbances or lightning strikes. There are currently two main types of conventional, or non-superconducting, fault protection devices, both of which have significant disadvantages. The first type are fault current interrupters, which interrupt the flow of electricity in the event of a power surge, typically requiring replacement or resetting of the protection device to restore normal grid operation. The second type are reactors, which allow uninterrupted flow of electricity but cause significant ongoing power losses.

To address these limitations, superconducting fault current limiters, or SFCL, are being developed. Unlike conventional devices, SFCL are energy-efficient and also have the advantage of not interrupting the flow of electricity in the grid following a transitory fault current, ensuring continuity and making the grid more stable. We are currently developing our inductive SFCL in an informal collaboration with Areva Transmission & Distribution, or Areva T&D.

Our Competitive Strengths

Broad Product Portfolio and Technology Expertise. We believe the breadth of our product portfolio and technology expertise provides us with the following advantages:

  •
  Ability to design products to best meet customer needs. We leverage our core expertise in superconductivity with our in-house technology platforms to offer our customers powerful, innovative and custom superconductors and superconductivity-enabled devices tailored to their specific needs for existing and emerging commercial applications. Our in-house technology platforms include materials solutions, coil and magnet concepts, cryogenics and highly-specialized design and manufacturing capabilities. Our technology development, design and product engineering is supported by 58 employees, 18 of whom have Ph.D.s. We believe that the combination of our core expertise and diverse technology platforms provides us with a significant advantage over our competitors in developing and commercializing innovative new products.

  •
  Ability to reduce product costs. We believe we have access to a larger portfolio of in-house technology platforms than any of our competitors. By controlling the development, design and production process from wire to device, we can shorten lead times and increase production quality. Our vertical integration further reduces our design and manufacturing costs. We believe these factors are an advantage as we develop products for emerging applications in renewable energy and energy infrastructure, the successful commercialization and broad acceptance of which will require both high quality and cost-effectiveness.

  •
  Reduced volatility relative to more narrowly-focused competitors. Many of our competitors focus on a single or a few specific markets, products or technologies and are therefore more exposed to technology risk, sector trends and market dynamics. While our products are primarily based on our core expertise in superconductivity, we target multiple, diverse, growing and largely independent markets. We believe that the diversity of our product portfolio reduces volatility that arises from developments in any single market or related to any single product or technology.

Established Manufacturing Platform and Know-How. We believe our experience and expertise in manufacturing superconductors provides us with the following advantages:

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  Robust quality control and delivery performance. Our customers are highly sensitive to product quality and performance due to the high-cost and high-performance nature of their products or experiments that incorporate our technology. We believe we and our predecessors have built a strong reputation among our customers and partners over our more than 40 years of supplying superconducting materials and devices with high standards of quality and delivery performance. For example, operations in our Hanau and Bergisch Gladbach manufacturing facilities are ISO 9001 certified. The ISO 9001 certification indicates that these facilities have established quality management systems that demonstrate the ability to consistently provide a product that meets customer requirements. Through application of these systems, we have been able to maintain processes that ensure customer satisfaction and, as a result, have built a strong reputation based on product quality and delivery performance. In addition, we employ skilled quality control professionals who oversee all aspects of our design and manufacturing operations and monitor and update the quality control systems at our various manufacturing facilities. We believe our system of quality assurance and control during manufacturing provides us with an advantage in predicting and containing costs as well as assuring our current and potential customers of product reliability, both as to our existing products and our new products.

  •
  Experience in scaling specialized manufacturing processes and generating high yields. We believe we will be able to cost-efficiently bring new products under development into commercial production based on our experience in manufacturing superconducting materials and devices. Within our established product portfolio we have historically achieved high product yields at high volumes, while also ensuring product quality. For example, during the five years ended December 31, 2009 we delivered over 100,000 miles of LTS wire, consistently achieving yields of over 95%. Further, between 2002 and 2005, we delivered 400 superconducting magnets for the CERN Large Hadron Collider without any unit failure at, or rejection by, the customer. We believe we will be able to leverage our experience as we scale manufacturing of our products under development for the renewable energy and energy infrastructure markets.

Strong Relationships with Leading Companies and Organizations in Our Target Markets. We work closely with industry or technology leaders in our target markets. These commercial collaborations help us advance our product development efforts and provide us greater insight into end-customer needs. These relationships also can reduce product development risks and associated costs, shorten our time to commercialization and provide us with access to broader markets for our products. We currently are working with, among other industry leaders, Siemens Medical and GE Healthcare for the medical products market and PVA TePla on CGM development. We also have informal collaborations with Areva T&D for energy infrastructure and Oswald for HTS generators and motors.

Our Strategy

We intend to enhance our position as a global technology leader in high-performance superconductivity-enabled materials and devices. Our strategies to achieve this objective are:

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  Leverage our technology expertise to introduce new products into high growth markets.

    We continuously evaluate market developments to identify applications for new and expanded uses of superconductor technologies. Based on our experience in our established markets and our relationships with innovators and market leaders in our target growth markets, we believe we are well positioned to leverage our technology expertise to introduce new products.

    We believe superconductivity as a technology is now sufficiently mature to be able to address large new markets with new materials and devices. In addition to our established role in existing markets in healthcare and "big science" research, we are targeting high-growth market segments in renewable energy and energy infrastructure markets, where superconducting technologies have not traditionally played a role. We believe there is potential for superconducting technologies to improve efficiency and reliability in solar power, wind power and the smart grid and we are developing our CGM, iSFCL and 2G HTS products to capitalize on these opportunities. We also see opportunities for superconductivity to reduce costs in other industrial markets, such as semiconductor fabrication and metals processing.

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  Strategically time the deployment of our resources.

    The opportunities we have identified will require substantial investment and engineering resources as each approaches commercialization. We believe that we have identified specific near-and medium-term applications in the renewable energy and energy infrastructure markets, and that we are well positioned to deliver superconductivity-based solutions to these markets. We believe our timed and disciplined approach to product introductions focuses our development and engineering resources while controlling costs. In addition, we believe we can leverage the knowledge we gain from each product we develop and commercialize to further reduce lead times and costs associated with successive product launches.

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  Pursue strategic alliances and acquisitions that expand our market presence and enhance our position as a technology leader and innovator.

    We intend to continue to leverage our relationships with key industry and academic partners to identify, develop and commercialize new products and emerging applications. For example, we are working closely with Areva T&D, a leader in power equipment and infrastructure, in an informal collaboration to develop and commercialize our iSFCL product for energy infrastructure applications. We are also working with PVA TePla to develop and commercialize superconducting magnets for crystal pulling in the photovoltaic industry. During 2009, we entered into a collaboration with the University of Houston for research in the area of high temperature superconductivity. Similarly, we have agreements with Bruker BioSpin for the development and supply of high-performance LTS and HTS for high field NMR magnets. We may also enter into additional strategic collaborations and make acquisitions in order to maintain and advance our position as a leader in the field of superconducting technologies.

Our Relationship with Bruker

All of our common stock is currently owned by Bruker. Since our inception, we have operated as a subsidiary of Bruker and a member of the Bruker family of companies. Following this offering, Bruker will continue to own a majority of our outstanding shares of common stock and consequently will be our controlling stockholder.

As a member of the Bruker family of companies, we have obtained a variety of services and resources from Bruker and its other subsidiaries. These include tax, accounting, treasury, legal and human resources services. We have entered into a sharing agreement providing for the continuation of these services, insofar as we do not currently have the infrastructure to provide these services. We intend to gradually build our infrastructure to add these capabilities so that our dependence on Bruker will diminish over time.

Additionally, Bruker purchases a significant portion of our products, especially LTS and HTS materials, to make magnets that are components of Bruker's products. Sales to Bruker affiliates were $8.4 million in the year ended December 31, 2009, representing 14% of our total revenue, and $11.2 million in the year ended December 31, 2008, representing 25% of our total revenue.

In the ordinary course of business, Bruker and its subsidiaries have extended loans to us to help us finance our business and growth needs. As of September 30, 2010, notes payable to Bruker and its affiliates totaled $33.3 million. Following the completion of this offering, we intend to repay approximately $             million of this debt payable to Bruker BioSpin GmbH. In addition, following the completion of this offering, we will be obligated to repay the full amount of our notes payable to Bruker and Bruker BioSpin Corporation in quarterly installments over a three year period. Repayments are to commence six months after the closing of the offering.

For more information regarding our past and anticipated future commercial relationship with Bruker, see "Relationship with Bruker and Other Related Person Transactions."

Risks of Investing in Our Common Stock

Investing in our common stock involves significant risks. You should carefully consider the risks described in "Risk Factors" before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of what we consider to be the principal risks we face.

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  We have a history of losses, and we may be unable to achieve or sustain profitability.

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  We are targeting high-growth markets that are still developing, and we cannot assure you that these markets will ever fully develop.

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  We cannot assure you that the products we are developing for high-growth markets will be developed on time or at all, or that they will ever be widely adopted.

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  The commercial use of HTS devices as well as funding of our research and development efforts for these devices depends on government policies and regulations that promote energy-efficient technologies, without which commercial markets for our products may not develop.

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  We currently rely on a small number of customers for a significant portion of our revenue, and the loss of any of these customers could materially harm our business.

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  We are dependent on ATI Wah Chang for our supply of high-quality niobium titanium used in our LTS products, and we also work with a limited number of other key providers. If these suppliers raise prices or curtail supply, our operating results could be adversely affected.

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  Our current products face and our products under development will face intense competition, which could limit our ability to acquire or retain customers.

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  The MRI industry, a significant marketplace for our products, is subject to cyclicality and regulation which could have a material adverse effect on our sales.

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  We may acquire additional complementary businesses or technologies, which may require us to incur substantial costs for which we may never realize the anticipated benefits.

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  Third parties have or may acquire patents that may cover the materials, processes and technologies we use or may use in the future to manufacture our HTS products, and our success may depend on our ability to license such patents or other proprietary rights.

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  Our patents may not provide meaningful protection for our technology, which could result in us losing some or all of our market position.

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  International sales and operations are and will remain subject to a number of additional risks not typically present in U.S. operations.

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  Our operating results may fluctuate and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in our common stock price.

Company Information

We were incorporated in Delaware in April 2008. Operating and financial information in this prospectus as of and for periods prior to April 2008 are based on the combined operations of our predecessor entities.

Our principal executive offices are located at 15 Fortune Drive, Billerica, Massachusetts 01821, and our telephone number is (978) 901-7550. Information about us is available at www.bruker-est.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and you should not rely on any such information in deciding whether to purchase our common stock.

The Offering

Common stock offered by us	shares
Common stock offered by Bruker	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds
Expansion of production capabilities, repayment of debt payable to Bruker affiliates in an aggregate principal amount of $ , research and development and other general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by Bruker. For detailed information, see "Use of Proceeds."
Risk factors
You should read the "Risk Factors" section and other information included in this prospectus for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.
Proposed NASDAQ symbol	"ESCT"

The number of shares to be outstanding upon completion of this offering is based on 20,000,000 shares of common stock outstanding as of September 30, 2010. This number excludes 1,600,000 shares of common stock reserved for issuance under our stock option plan, of which options to purchase 800,000 shares of common stock at a weighted average exercise price of $4.07 per share had been granted and were outstanding as of September 30, 2010.

For a detailed description of our capitalization, please see the "Capitalization" section of this prospectus.

Unless otherwise indicated, all information in this prospectus assumes:

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  an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus; and

  •
  the underwriters have not exercised their over-allotment option to purchase additional shares.

 Summary Consolidated Financial Data

The following summary consolidated financial data for the years ended December 31, 2007, 2008 and 2009 is derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary unaudited consolidated financial data for the nine months ended September 30, 2009 and 2010 and as of September 30, 2010 is derived from our unaudited consolidated financial statements for such periods and dates, which are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

Our unaudited pro forma condensed consolidated financial information for the year ended December 31, 2009 and the nine months ended September 30, 2009 gives effect to the ACCEL acquisition as if it had been consummated on January 1, 2009. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations would have been had the acquisition actually occurred on the date specified, nor does it purport to project our results of operations for any future period or as of any future date. The unaudited pro forma condensed consolidated financial information is not comparable to our historical financial information due to the inclusion of the effects of the ACCEL acquisition.

You should read the following consolidated financial information together with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,				Nine Months Ended September 30,
	2007	2008	2009		2009		2010

					(unaudited)		(unaudited)
			Actual	Pro Forma (unaudited)	Actual	Pro Forma

	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$39,392	$44,219	$60,143	$66,063	$36,258	$42,177	$61,193
Cost of revenue	34,359	40,447	50,873	56,701	30,778	36,606	50,410

Gross profit	5,033	3,772	9,270	9,362	5,480	5,571	10,783

Operating expenses:
Selling, general, and administrative	4,696	5,990	11,323	11,902	7,595	8,174	9,368
Research and development	5,260	5,736	4,529	4,649	4,185	4,305	4,391
Other, net	—	—	(1,030)	699	(1,734)	—	—

Total operating expenses	9,956	11,726	14,822	17,250	10,046	12,479	13,759

Operating loss	(4,923)	(7,954)	(5,552)	(7,888)	(4,566)	(6,908)	(2,976)
Interest and other income (expense), net	(390)	(31)	(1,028)	(1,028)	(1,216)	(1,216)	(1,080)

Loss before income taxes and noncontrolling interest in consolidated subsidiary	(5,313)	(7,985)	(6,580)	(8,916)	(5,782)	(8,124)	(4,056)
Income tax provision (benefit)	60	(56)	87	87	(577)	(577)	966

Consolidated net loss	(5,373)	(7,929)	(6,667)	(9,003)	(5,205)	(7,547)	(5,022)
Net loss attributable to noncontrolling interest in consolidated subsidiary	—	—	(172)	(172)	(584)	(584)	(12)

Net loss attributable to Bruker Energy & Supercon Technologies, Inc.	$(5,373)	$(7,929)	$(6,495)	$(8,831)	$(4,621)	$(6,963)	$(5,010)

Net loss per common share attributable to Bruker Energy & Supercon Technologies, Inc.: Basic and diluted	$(0.27)	$(0.40)	$(0.32)	$(0.44)	$(0.23)	$(0.35)	$(0.25)

Weighted average number of common shares used in the calculation of net loss per share attributable to Bruker Energy & Supercon Technologies, Inc.: Basic and diluted(1)	20,000	20,000	20,000	20,000	20,000	20,000	20,000

	As of September 30, 2010
	Actual	As Adjusted(2)(3)

	(unaudited)

Consolidated Balance Sheet Data:
Cash	$3,031
Working capital	12,269
Total assets	70,375
Notes payable to affiliates	33,255
Total stockholders' (deficit) equity	(12,869)

(1)
The combined financial statements for the periods prior to the acquisition have been presented to reflect equity on a consolidated basis and as if the common stock had been outstanding as of December 31, 2006. Additionally, the Company has retroactively adjusted these statements to reflect the 2-for-1 stock split which was approved by the Board of Directors on October 1, 2009.

(2)
The as adjusted balance sheet data reflects the receipt of the net proceeds from the sale of                        shares of common stock by us in this offering at an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover of this prospectus, would increase (decrease), on an as adjusted basis, each of cash and cash equivalents, total assets and total stockholders' equity by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The as adjusted information discussed above is illustrative only and will differ based on the actual public offering price and other terms of this offering determined at pricing.

Risk Factors

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before making an investment. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer significantly. In this case, the market price of our common stock could decline, and you may lose all or part of your investment. Before deciding whether to invest in our common stock, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We have a history of losses, and we may be unable to achieve or sustain profitability.

We have never been profitable and we cannot assure you that we will ever achieve or maintain profitability. We have incurred net losses in each year since our inception, driven primarily by our research and development activities relating to our HTS products. Our net losses, excluding net losses attributable to noncontrolling interest in our consolidated subsidiary, were $6.5 million, $7.9 million and $5.4 million for the years ended December 31, 2009, 2008 and 2007, respectively, and $5.0 million for the nine months ended September 30, 2010. Our accumulated deficit was $56.7 million as of December 31, 2009 and $61.7 million as of September 30, 2010.

We expect to incur significant future expenses as we develop our products and expand our business. We expect that in each of the next five years our research and development expenses related to our strategic product initiatives, expressed as a percentage of total revenue, will range from 7% to 10%. For example, our initiative for scaling up our 2G HTS manufacturing process, intended to transition from product development to commercial production of 2G HTS over the next two years, is a multi-million dollar project. Similarly, we are developing our CGM which will require research and development expenditures of several million dollars over the next three years. We also have an ongoing project to develop a prototype iSFCL, which is expected to require aggregate internal funding of several million dollars while in development. These and other research and development initiatives may adversely impact our ability to achieve profitability.

In addition, we had notes payable to Bruker affiliates of $33.3 million as of September 30, 2010 and $41.1 million as of December 1, 2010, which bear interest at annual rates of 3.5% to 5.0%. Interest expense on the notes that remain outstanding after this offering is expected to continue to limit our ability to achieve profitability in the next three to four years.

We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown events that create additional expenses. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. All these actual and potential expenditures will make it harder for us to achieve and maintain future profitability.

We are targeting high-growth markets that are still developing, and we cannot assure you that these markets will ever fully develop.

Our growth strategy relies heavily on perceived opportunities in the renewable energy and energy infrastructure markets. For the renewable energy market, we are developing our CGM for use in generating solar power and our 2G HTS material for use in generating wind power. For the energy infrastructure market, we are developing our iSFCL for use in the electrical grid, including for smart grid applications. The markets for solar and wind power, as well as the market for smart grid products, are growing rapidly but are still in early stages of development. If these markets do not develop as we expect, our business will not grow.

The continued development of the markets we are targeting depends on a number of factors, many of which are beyond our control. These include the availability and size of government subsidies and economic incentives, including tax credits, to promote industry development. Any reduction or elimination of these subsidies and economic incentives could have a negative impact on the continued growth of any or all of these markets. The pace and progress of government initiatives, fluctuations in economic and market conditions, and the availability of funds for further development of technology in these fields may also substantially impact the development of these markets.

In addition, the growth of the solar and wind power markets may be affected by the development of new power generating technology or the discovery of more efficient alternative power-generating natural resources. The development of the wind power market may also be hindered by administrative and legal challenges to proposed projects and public perception and community responses to wind energy projects.

We cannot assure you that these markets will develop when and as we expect, and we cannot assure you that these markets will ever fully develop. If these markets develop more slowly than we anticipate, or do not ever fully develop, we will not be able to grow our business in these areas, and our financial condition and results of operations will be materially adversely affected.

The products we are developing for the renewable energy and energy infrastructure markets are not completely developed and have not been placed in commercial use, and we cannot assure you that they will be developed on time or at all or that they will perform as expected.

We have focused our product development efforts and growth strategies on our CGM, iSFCL products and 2G HTS material for the renewable energy and energy infrastructure markets, and we believe that growth in our business over the next decade will be generated principally by our commercialization of these products. However, none of these products is fully developed or ready for commercial introduction for its intended application in the target market. We will need to commit significant capital to continue development of these products and to prepare for their commercial launch, with no guarantee that we will be able to successfully complete development in time to succeed in these markets or at all. We will also have to overcome many technological challenges in order to successfully develop these products and there is no assurance that we will be able to overcome such challenges. With regard to our CGM, we have been evaluating a prototype design in cooperation with PVA TePla and expect to have a commercial-scale prototype ready for process validation by PVA TePla during 2011. The commercial-scale prototype would then require a three to six month product evaluation before we would begin marketing it to photovoltaic cell manufacturers.

With regard to our iSFCL, while we successfully tested the primary functional unit of our iSFCL in 2009, we do not expect to complete and test the first of three full-power units of this device until 2011 and do not expect completion of all three power units until 2012. Following completion of all three power units, we expect installation at the pilot operating site in 2013. With regard to our 2G HTS material, we will need to improve the performance and reduce the cost in order to become commercially competitive with existing technologies in applications such as generators, motors and cables. We also need to scale up our 2G HTS production capacity to validate our process quality control and cost-scaling assumptions.

In addition, we cannot assure you that any of the products we are developing for the renewable energy and energy infrastructure markets will perform as expected. If we are unable to complete development of any of these products as quickly as we expect or at all, or if their performance fails to meet our expectations, we will not be able to grow our business in these areas, and our financial condition, results of operations and ability to achieve profitability will be materially adversely affected.

Even if the products we are developing are fully developed and perform as expected, we cannot assure you that they will ever be widely adopted.

While we plan to devote significant resources and to incur significant expenses over the next several years to develop our CGM, iSFCL products and 2G HTS material for the renewable energy and energy infrastructure markets, we do not expect commercial markets for these products to fully develop until later in the decade. Because of the relatively early stage of development of the renewable energy and smart grid markets for which we are developing these new superconducting-enabled products, we cannot accurately predict the extent to which our products will be adopted. If our products prove to be unsuitable for widespread adoption in their respective markets or if demand for our products is not sufficient, we may be unable to grow our business.

Our CGM product for the solar and semiconductor industries may face competition from technologies that are available at lower prices. The solar industry seeks continuous quality improvements and cost reduction. The opportunities for product improvement and cost reduction presented by superconducting CGM are not widely known in the solar industry. Confirming the potential benefits and cost saving opportunity of superconducting CGM and raising awareness in the industry will be primary hurdles to acceptance and adoption of our CGM product. Factors such as cost and performance compared to other energy sources, changes in government energy policies and the extent of investment by energy companies could also hinder adoption of our CGM product in the solar industry. Our CGM designed for the semiconductor industry may be susceptible to additional risks, such as the cyclical nature of the semiconductor industry, requirements for upfront capital expenditures that prove to be too substantial for semiconductor companies to bear and significant price pressure from current sole source suppliers of superconducting devices or competing technologies.

Our iSFCL is targeted for use in the electric grid. Utility companies currently stress long term reliability over other factors such as better performance. Even if our iSFCL product appreciably improves performance over competing technologies, utilities may hesitate to use our new product as long as there is an alternative solution which provides the required functionality and has proven long-term reliability. A further key challenge is the availability of 2G HTS in the quality and quantity required to meet the developing demand for SFCL products over the next two to three years, while we are in the process of scaling to full commercial production. We will also need to correctly assess the potential market to select the most acceptable product characteristics and packaging for low complexity, easy integration, and smooth operation at an attractive investment and lifetime cost to the customer.

Our 2G HTS material for use in the wind power market may be hampered by similar long-term proven reliability considerations and by regulatory issues faced generally by the wind generation industry, as well as by market skepticism about wind energy. Additionally, existing HTS generator and motor prototypes are primarily used for ship propulsion and based on 1G HTS. The challenge in the development of new 2G HTS generators for wind turbines is to meet the reliability and low maintenance requirements for offshore use while offering a competitive total cost in comparison to the installation of more numerous conventional turbines of lower unit power. The adoption of HTS generators in the wind power industry will require large quantities of HTS material with reliable performance at competitive prices. We will need to improve the quality and process technology used in the manufacture of our 2G HTS materials to increase unit length and improve yield in order to reduce unit cost to the customer.

Even if we are able to successfully develop and commercialize our products for these developing markets, we believe that potential customers will heavily scrutinize the performance of our products for several years before a substantial commercial market emerges. Moreover, given the relative novelty of superconducting technology in these markets and customers' lack of experience with such products, any failure in product quality or performance could result in widespread reputational damage that would prevent further adoption of our products and have a material adverse effect on our ability to access these new markets, create additional revenue or become profitable.

The commercial use of HTS devices as well as funding of our research and development efforts for these devices depends on government policies and regulations that promote energy-efficient technologies, without which commercial markets for our products may not develop.

Commercial sales of superconducting products for use in power grids and other markets will for the next several years depend on government policies supporting the use of new energy-efficient technologies that reduce greenhouse gas emissions and enhance the reliability of power grids. In recent years, governments around the world have begun to impose reliability requirements for power grids and energy-efficiency requirements, including carbon dioxide emission caps, on electrical devices used in power grids, power generation and other industrial markets. These requirements have led to initial sales of new energy-efficient devices, including superconducting devices, which currently can be more expensive than less efficient, conventional technologies. The new energy-efficient alternatives will continue to require government regulatory support for the next several years in order to compensate for the initial costs of these technologies. If these government policies or regulations become limited or are discontinued, market demand for our HTS products may not develop when we expect or at all.

To date, many projects to install superconductor products in power grids and other markets have been funded or subsidized by governments. If this funding is curtailed, customers may not continue to, and potential customers may not, utilize superconductor products. Curtailing of government funding will adversely affect necessary demonstrations of superconductor products under actual operating conditions, which are necessary to convince customers, including utility and power grid operators, of the benefits of this technology. Additionally, even if a project is funded, completion of projects can be delayed as a result of other factors, including unanticipated technological hurdles or regulatory issues.

Additionally, the current cost of solar- and wind-generated electricity substantially exceeds the retail price of electricity in most major markets in the world. As a result, federal, state and local governments in many countries, including those in the European Union and the United States, have provided subsidies in the form of feed-in tariffs, rebates, tax write-offs and other incentives to end-users, distributors, systems integrators and/or manufacturers of products to promote the use of renewable energy sources in on-grid applications and to reduce dependency on fossil fuels. For example, in Germany, which historically has been a major market for renewable energy products, subsidies are declining and discussions are currently underway concerning potential amendments to Germany's Renewable Energy Act which may include the reduction or elimination of subsidies thereunder. The reduction, expiration or elimination of government subsidies or other economic incentives may result in the diminished competitiveness of solar or wind energy relative to conventional and other renewable sources of energy and could have an adverse effect on us and our direct and indirect customers and, consequently, on our ability to generate revenue from our products under development for the renewable energy industry.

Much of our contemplated research and development work, as well as that of our direct and indirect customers, will be funded by government grants or similar funding, and this government funding may be reduced or eliminated.

Research and development efforts to develop commercially viable products for the renewable energy marketplace are dependent in large part upon government grants and other forms of government funding, both in the U.S. and around the world. Government funding may decrease or be eliminated in the coming years as economic conditions change and government budgets are altered, affecting the ability of governments to fund this kind of development activity. In addition, changes in the political landscape may have an adverse impact on the level of government funding or incentives made available for development of renewable energy sources. A decrease in, or the elimination of, government funding could have an adverse effect on us and our direct and indirect customers and, consequently, on our ability to generate revenue from products being developed for sale to prospective customers in the renewable energy industry.

Many of our target growth opportunities are dependent upon our ability to develop and maintain relationships with companies that supply products to end users in the markets that we target.

Many of the opportunities we have identified to expand our business depend on our ability to access our target markets through relationships with customers that supply products to end users in the renewable energy, energy infrastructure, medical imaging and life science analytics markets. In order for us to efficiently introduce our new products to end user customers in these high-growth markets and achieve broad market acceptance, we will need to develop and maintain relationships with key suppliers to these customers. For example, in order for the HTS products we are developing for applications in wind energy to gain acceptance by wind farm operators, we will need to rely on relationships with wind turbine manufacturers. Commercial applications for, and deployment of, our CGM product in the solar energy market will depend in part on our ability to reach solar plant operators through relationships with silicon ingot manufacturers for photovoltaic cells. Similarly, we will be dependent on our relationships with equipment suppliers to realize revenue from the iSFCL products we are developing for use in the electric grid. We do not have formal contractual relationships with the suppliers with whom we are working to develop products for commercial applications in certain target markets, including Oswald for wind power and Areva T&D for energy infrastructure. Therefore we cannot assure you that these relationships will continue. If any of these relationships does not continue, we may not be able to effectively market our products to the intended end-users. Additionally, if these companies fail to generate sufficient demand for the products and services they provide, or if there is a decrease in their commitment to developing products for these end markets, we may not be successful in developing and selling our products and our operating results could be adversely impacted.

Many of our key relationships with commercial enterprises are not formalized, may be terminated at any time and may not be productive.

Demand for our products will depend in part upon the extent to which our collaborations with healthcare, analytical instrumentation and emerging energy technology companies are successful in developing, or helping us to develop, new products and new applications for our existing products. In addition, we collaborate with research and academic institutions on product development. Many of these relationships are informal in nature, and neither we nor the enterprise we are working with are contractually bound to perform specific obligations or to continue working together for any specified period of time. For example, our relationship with Areva T&D in the area of iSFCL development for energy infrastructure is not formalized and either of us may terminate the relationship at any time without penalty or recourse. Our relationship with Oswald for HTS motors and generators is similarly informal and subject to termination at will without penalty. Additionally, we have limited or no control over the resources that any such collaborator may devote to the development and commercialization of our products. Any of our present or future collaboration partners may not perform as expected, whether or not contractually obligated to do so. Disputes that arise in the context of these relationships, particularly relationships that are not governed by contract, may be very difficult to resolve, be a significant diversion of management attention and may have a material adverse effect on our business, financial condition or results of operations. Additionally, if any of these enterprises terminates its relationship with us or fails to provide the services expected, and we are not able to find a suitable replacement, our business, financial condition or results of operations could be materially adversely affected.

We may not receive the full amounts estimated under the contracts in our backlog, which could reduce our revenue in future periods below the levels anticipated and which makes backlog an uncertain indicator of future operating results.

As of September 30, 2010, our total backlog was $159.1 million. A significant portion of our backlog is attributable to a $36 million three-year LTS supply contract with ITER that we were awarded in December 2009. In addition, we were awarded a $33 million contract from DESY for the supply of 300 superconducting radio frequency accelerator cavities for the European XFEL (X-Ray Free Electron Laser) facility in September 2010. Our backlog is the value of contracts and purchase orders received, less the revenue recognized to date on those contracts. While backlog represents only business that we consider to be firm, cancellations or scope adjustments may still occur and we may not realize the full amounts of revenue anticipated under the contracts in our backlog. There can be no assurance that the projects underlying the contracts and purchase orders will be completed or that amounts included in our backlog ultimately will be billed and collected. Additionally, the timing of receipt of revenue, if any, on contracts included in our backlog could change. The failure to realize amounts reflected in our backlog could materially adversely affect our business, financial condition and results of operations in future periods.

We currently rely on a small number of customers for a significant portion of our revenue, and the loss of any of these customers could significantly reduce our revenue and harm our operating results.

We currently rely on a small number of customers for a significant portion of our sales and revenue. For example, our three largest customers, Siemens Medical, GE Healthcare and Bruker BioSpin, accounted for approximately 53% and 83% of our total revenue for the years ended December 31, 2009 and 2008, respectively. In the nine months ended September 30, 2010, these customers together accounted for 54% of our total revenue. As a result, the default in payment by any of these customers, the loss of existing orders or lack of new orders in a specific financial period, or a change in the product acceptance schedule by any of these customers in a specific financial period, could significantly reduce our revenue and have a material adverse effect on our financial condition and results of operations. We anticipate that a small number of customers will continue to account for a substantial portion of our revenue for the foreseeable future. There is a risk that existing customers will elect not to do business with us in the future or will experience financial difficulties. There is also a risk that our customers will attempt to impose new or additional requirements on us that reduce the profits we realize from those customers. If any of these customers cancelled purchase orders or supply contracts, or discontinued future purchases from us, we might be unable to replace the related revenue. If we do not develop relationships with new customers, we may not be able to increase, or even maintain, our revenue, and our financial condition, results of operations and business may be materially adversely affected.

We are dependent on ATI Wah Chang for our supply of high-quality niobium titanium used in our LTS products, and we also work with a limited number of other key providers. If these suppliers raise prices or curtail supply, our operating results could be adversely affected.

For our metallic superconductor materials and LTS devices business, we rely on ATI Wah Chang, a U.S. company based in Albany, Oregon, to secure our supply of high-quality niobium titanium, or NbTi, material. ATI Wah Chang in turn relies on one primary source of niobium in Brazil. This supplier is the sole source of NbTi that meets our quality standards. As a result, we are dependent on this supplier for production of our LTS materials. We purchase our NbTi as needed at market prices and do not have an agreement with ATI Wah Chang to secure our supply of NbTi. If this supplier were to raise prices or curtail the supply of NbTi, our results of operations could be materially adversely affected. We also currently use key production equipment from sole or limited source providers in our manufacturing processes. For example, our Hydrostatic Extrusions Ltd. subsidiary in Perth, Scotland is the only provider qualified for the NbSn billet extrusion process we use in the manufacture of NMR wires and the ITER project, and there is a single subcontractor qualified for the pickling process used in the production of conductors. We are also dependent on two qualified subcontractors in the braiding insulation process, neither one of which, by itself, has sufficient capacity to meet our current production needs. We are also dependent on one qualified vendor for varnish insulation. There are limited, if any, available alternatives to these providers. The existence of shortages in production capacity could have a material adverse effect on our results of operations and cash flows. In addition, price increases from these providers could have a material adverse effect upon our profitability and cash flows.

Our current products face, and our products under development will face, intense competition, which could limit our ability to acquire or retain customers.

The market for superconductor products is intensely competitive and the superconductor industry is characterized by rapidly evolving technology. We face competition both from competitors in the superconducting industry and from vendors of traditional products and non-superconducting new technologies. Our future success will depend in large part upon our ability to keep pace with advancing HTS technology and developing industry standards. There are many companies in the United States, Europe, Japan, China and Korea engaged in the development of superconducting materials and devices.

We compete with Oxford Instruments Limited and Luvata in the market for our current LTS products. We compete with Sumitomo Electric Industries, or Sumitomo, and Innost in the market for 1G HTS products. We compete with Babcock Noell and ASG Superconductors in the market for customized superconducting magnets, FMB Oxford in the market for synchrotron beamlines, and Xradia in the market for X-ray microscopes. We further compete with Zanon, Mitsubishi Electric and AES in the development and supply of accelerator cavities, with Thales, Toshiba and CPI in the development and supply of RF couplers, with Mitsubishi Heavy Industries in the development and supply of superconducting accelerator modules and with AES and Thales for electron linear accelerators used in synchrotron light sources and free electron lasers.

With regard to our CGM product under development, we expect our primary competitors will be Sumitomo and Alpha Magnetics. We expect our primary competitors to include Zenergy Power, Nexans and Siemens in the development of SFCL. For our 2G HTS products under development, we expect our primary competitors will include American Superconductor, SuperPower, Sumitomo and Fujikura.

In addition, as the markets for HTS wire and superconductivity-enabled electric motors and generators develop, other large industrial companies may enter those fields and compete with us. Furthermore, there is competition from companies developing traditional products and non-superconducting new technologies in the U.S., Europe, Japan and elsewhere, including, for example, ABB, General Electric, Sumitomo, Thales, Zanon, Advanced Energy Systems, Mitsubishi and Toshiba.

Many of our competitors have substantially greater financial resources, research and development budgets and manufacturing and marketing capabilities than we have. They may offer or succeed in developing products that would render our products or those of our strategic partners obsolete or noncompetitive. Current competitors or other companies may possess or develop technologies and products that are more effective than ours. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. If we are unable to compete successfully, it may harm our business, which in turn may limit our ability to acquire or retain customers.

Customers in our "big science" research market often experiment with novel technologies, and we may not be able to accurately anticipate the full cost of providing products for such applications.

Many of the technologies we employ in developing and manufacturing products to meet our customers' requirements, including technologies relating to superconductivity, cryogenics, particle accelerators and customized manufacturing, have undergone and will continue to undergo rapid development. These technological developments are frequently driven by the demands of our "big science" research customers for developing and testing highly complex, novel applications. The performance requirements of our research customers and partners often require advances in our engineering and manufacturing capabilities during the course of projects. Although we price our products and services based on our best assessment of the expected cost of providing the required products in light of the risks involved, we may encounter unforeseen technological challenges that result in cost over-runs that could be significant. Additionally, unanticipated technological challenges may prevent us from being able to deliver a product that meets the customer's performance specifications. Such cost over-runs or product failures may have an adverse effect on our ability to realize anticipated project revenue or achieve profitability.

The MRI industry, a significant marketplace for our products, is subject to cyclicality and regulation which could have a material adverse effect upon our sales.

A significant amount of our revenue each year is generated from the MRI industry, which is cyclical in nature. Purchases of MRI systems, which can cost as much as several million dollars, involve significant capital expenditures. As a result, demand for MRI equipment is sensitive to global economic cycles and our customers may delay orders or defer purchases during periods of economic downturn. Delays in sales could cause significant variability in our revenue and operating results for any particular period. In addition, healthcare reform, related price controls and similar factors could have an adverse effect upon the MRI industry. Additional regulation by governmental authorities of the MRI industry could also increase compliance and operating costs, which would likely negatively impact our customers' operations. Weakening general economic conditions or increased regulation of the healthcare industry could cause our sales of LTS materials to the MRI industry to decline, which could have a material adverse effect on our ability to fund our operations and achieve profitability.

We may acquire additional businesses or technologies, which may require us to incur substantial costs for which we may never realize the anticipated benefits.

If appropriate opportunities become available, we may acquire additional technologies, products or businesses to expand our existing and planned product lines and technologies. These acquisitions would expose us to the risks associated with acquisitions including:

  •
  the assimilation of new technologies, operations, sites and personnel;

  •
  the diversion of resources from our existing business and technologies;

  •
  changes in management or other key personnel that may harm relationships with the acquired business's customers and employees; and

  •
  the inability to generate revenue to offset associated acquisition costs.

In prior acquisitions, we have experienced several of these problems. For example, in one acquisition we experienced difficulty in commercializing a complex technology generated by several founders of a small company within our larger company setting. Our management resources have also been diverted at times by the need to assimilate various administrative functions of acquired companies. Additionally, we have faced general integration issues due to the series of acquisitions which took place to create the current corporate structure.

We cannot ensure that we will realize any of the anticipated benefits of any future acquisition, and if we fail to realize these anticipated benefits, our operating performance could suffer.

Our manufacture and sale of products could lead to product liability claims for which we could have substantial liability.

The manufacture and sale of our products expose us to product liability claims if any of our products cause injury or are found otherwise unsuitable during manufacturing, marketing, sale or customer use. A successful product liability claim brought against us in excess of, or outside the coverage of our insurance could have a material adverse effect on our business, financial position and results of operations. We may not be able to maintain product liability insurance on acceptable terms, if at all, and insurance may not provide adequate coverage against potential liabilities.

Damage to our manufacturing equipment or facilities, factory accidents or failure to renew our leases as they expire could adversely impact our ability to effectively operate our business.

We maintain leased manufacturing facilities in Hanau, Alzenau, Bergisch Gladbach, and Troisdorf, Germany and an owned facility in Perth, Scotland. The leases for our manufacturing facilities in Hanau, Alzenau, Bergisch Gladbach, and Troisdorf, Germany expire over a period ranging from December 2011 to December 2015. Each manufacturing facility is dedicated to the production of a particular product or set of products. Our Hanau facilities, where our LTS materials are manufactured, and Bergisch Gladbach facilities, where most of our superconducting and non-superconducting devices are developed and manufactured, account for approximately 95% of our manufacturing output. We may not be able to renew our leases at rates and other terms that we believe to be reasonable, or at all. Further, damage to any of these facilities due to fire, weather, earthquake or other natural disaster, power loss, unauthorized entry or other events could cause an interruption in the production of the products manufactured there.

Because of the specific production requirements that apply to each of our products, it is not generally possible to shift production of a particular product to another facility. We employ specialized equipment in some of our manufacturing processes, including extrusion machinery used in the production of materials we manufacture for use in NMR and the ITER project. There are limited, if any, available alternatives if this equipment were to be damaged or cease to function as required. Additionally, factory accidents involving heavy machinery or chemicals used in the manufacturing process could cause serious bodily injury or even death. A prolonged interruption in our manufacturing operations from damage to any of our facilities or specialized manufacturing equipment, or as a result of safety issues, could have a material adverse impact on our ability to effectively operate our business. The insurance we have purchased may not be sufficient to cover any losses incurred. Also, if we are not able to renew our leases on favorable terms as they expire, we may need to relocate operations, which could disrupt our business and have an adverse impact on our operating costs and results of operations.

Increasing prices of metal raw materials could adversely affect the gross margins and profitability of our business.

The last few years have seen sharp increases in the prices for various raw materials, in part due to high demand from developing countries. The prices of copper and certain other raw materials, particularly NbTi, used to manufacture superconductors have increased significantly over the last decade. Copper and NbTi are the main components of LTS and continued commodity price increases for copper and NbTi as well as other raw materials may negatively affect our profitability.

Our success is dependent upon attracting and retaining qualified personnel, and our inability to do so could significantly damage our business and prospects.

We have attracted a highly skilled management team and specialized workforce, including scientists, engineers, researchers and manufacturing professionals. Our management and other employees may terminate their employment with us at any time upon short notice. All employees in Germany, where four of our five primary operating facilities are located, possess employment agreements and, based upon the respective length of service of the employees, have varying periods of notice upon which they can terminate their employment agreements, generally ranging from three to six months for non-management employees and from six to eighteen months for senior management. The loss of the services of any member of our senior management, technical or scientific staff may significantly delay or prevent the achievement of product development and other business objectives.

Finding and retaining good personnel for our business is challenging, and highly qualified technical personnel are likely to remain a limited resource for the foreseeable future despite current economic conditions and high unemployment levels. Competition for qualified personnel is intense, particularly in the areas of information technology, engineering and science, and the process of hiring suitably qualified personnel is often lengthy. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to provide higher compensation or more training to our personnel than we currently anticipate.

We are a holding company and our operating subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than our equity interests in our subsidiaries and are dependent on the performance of our subsidiaries for our operating cash flow.

Dividends and other permitted distributions from our operating subsidiaries are our primary source of funds to meet ongoing cash requirements, including debt service payments and other expenses, and to pay dividends, if any, to stockholders. The ability of a subsidiary to make these distributions to us could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation. Moreover, the inability of our operating subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could restrict our growth and make it more difficult to execute our business strategy.

Risks Related to Intellectual Property

Third parties have or may acquire patents that may cover the materials, processes and technologies we use or may use in the future to manufacture our HTS products, and our success may depend on our ability to license such patents or other proprietary rights.

In the future, we may need to obtain patent licenses in the U.S. and other countries for our existing products and the products we intend to develop. If the owners of these patents refuse to grant licenses to us, or are willing to do so only on terms that we find commercially unreasonable, we may not be able to make, sell or use some of our current and future products or technologies in certain countries.

In particular, some of the 2G HTS materials, processes and technologies we use in designing and manufacturing our products under development for the renewable energy and energy infrastructure markets may fall within the scope of patents issued to other parties, including our competitors. We and each of the other main competitors that we are aware of in the 2G HTS market own patents that we believe may overlap as it relates to 2G HTS materials, processes and technologies. As a result of this potential overlap in patent claims, we believe that it may be necessary for us and our competitors to cross-license rights to patents in this field. In our development of 1G HTS, we observed similar overlap in our patent portfolio and that of our main competitors. In the context of 1G HTS, we entered into a cross-license with American Superconductor and a cross-license with Sumitomo and Siemens for various technologies related to 1G HTS. While we expect that the parties will likely enter into similar cross-licensing arrangements for 2G HTS, we or our competitors may view the commercial value of 2G HTS as significantly greater than 1G HTS and may determine that a cooperative strategy with regard to intellectual property in this market is not desirable. If we are not able to enter into cross-licenses similar to those we entered into with regard to 1G HTS on terms we believe are commercially reasonable and if our competitors bring lawsuits against us to enforce their individual patent rights in these markets, we will be required to expend significant time and money defending such lawsuits and we may determine to bring lawsuits of our own. Given the concentration of overlap that may exist in the patents relating to 2G HTS, we believe that a determination by any of the leaders in this market to aggressively litigate rather than agree to cross-license could have a material adverse effect on our growth, financial condition and results of operations.

In addition, we are aware of a U.S. patent relating to 2G HTS, which we believe is important to our 2G HTS development efforts. This patent is currently owned by the University of Houston. We intend to seek a license to this patent. While we do not believe an inability to obtain such a license would prevent the successful development of our products, we would be required to expend significant time and money to design our technology in a way that does not infringe this patent. This could delay the commercialization of our products under development and have a material adverse effect on our growth, financial condition and results of operations.

Our patents and other intellectual property rights may not provide meaningful protection for our technology, which could result in us losing some or all of our market position.

We rely to a large extent on the protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we generally enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of confidential information. The loss or exposure of our trade secrets and other proprietary information could have a material adverse effect on our growth, operating results and financial condition. Furthermore, others may have, or may in the future independently develop, substantially similar or superior know-how and technology.

In addition, as of September 30, 2010, we owned or exclusively licensed 133 U.S. and foreign patents and had 42 pending U.S. and foreign patent applications. We possess key patents in Europe and the United States with respect to our manufacturing processes for superconductors and design patents for our iSFCL and have applied for two design patents relating to our CGM products. However, our presently pending or future patent applications may not issue as patents, and any patent previously issued to us may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued or which may be issued to us in the future may not be sufficiently broad to prevent third parties from producing competing products similar to our products. In addition, the laws of various foreign countries in which we compete may not protect our intellectual property to the same extent as do the laws of the United States. Failure to obtain adequate patent protection for our proprietary technology could materially impair our ability to be commercially competitive.

Any lawsuit we may become involved in to either defend our patent rights against third-party infringement claims or to enforce our rights could be costly and time-consuming.

The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and would divert our technical and management personnel from their normal responsibilities. Third parties may allege that we infringe patents, trademarks or copyrights, or that we misappropriated trade secrets. If a claim brought against us were to be successful and we were found to infringe a third party's intellectual property rights, we could be required to pay substantial damages, including treble damages if it is determined that we willfully infringed such rights, or be enjoined from using the technology deemed to be infringing or using, making or selling products deemed to be infringing. If we have supplied, or are currently supplying, infringing products or technology to third parties, we may be obligated to indemnify these third parties for damages they may be required to pay to the patent holder and for any losses they may sustain as a result of the infringement. In order to defend the validity of or enforce our patent rights, we may initiate patent litigation against third parties. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation.

Risks Related to International Operations

Adverse changes in global economic conditions could adversely affect our operating results.

As our business continues to grow, we have become increasingly subject to the risks arising from adverse changes in global economic conditions. The state of the global economy is increasingly uncertain due to a significant reduction in the availability of credit, rising interest rates and financial market volatility. If credit continues to be or becomes more difficult to obtain, some customers may delay or reduce purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies, increased accounts receivable write-offs and increased price competition. Any of these events would likely harm our business, results of operations and financial condition.

International sales and operations are and will remain subject to a number of additional risks not typically present in U.S. operations.

Our operations are primarily located in Germany, and we have a geographically diverse customer base. Our international operations are subject to a variety of risks that we do not face in the U.S., including:

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  imposition of, or unexpected adverse changes in, foreign laws, regulatory requirements or government controls;

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  political unrest, war or acts of terrorism;

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  additional withholding taxes or other taxes on our foreign income and repatriated cash, and tariffs or other restrictions on foreign trade or investment, including export duties and quotas, trade and employment restrictions;

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  increased exposure to foreign currency exchange rate risk; and

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  reduced protection for intellectual property rights in some countries.

With regard to international tax matters, distributions of earnings and other payments received from our subsidiaries may be subject to withholding taxes imposed by the countries where they are operating or are formed. If these foreign countries do not have income tax treaties with the United States or the countries where our subsidiaries are incorporated, we could be subject to high rates of withholding taxes on these distributions and payments. We could also be subject to being taxed twice on income related to operations in these non-treaty countries. Because we are unable to reduce the taxable income of one operating company with losses incurred by another operating company located in another country, we may have a higher foreign effective income tax rate than that of other companies in our industry. The amount of the credit that we may claim against our U.S. federal income tax for foreign income taxes is subject to many limitations which may significantly restrict our ability to claim a credit for all of the foreign taxes we pay.

With regard to exchange rate risks, a significant and increasing portion of our business is conducted in U.S. dollars, while our manufacturing costs, excluding raw materials, are primarily in currencies other than the U.S. dollar, including the Euro and British Pound. Changes in global economic conditions, market factors and governmental actions can change the value of the currencies in which we conduct business in relation to the currencies in which we incur costs. As a result, currency fluctuations in the currencies in which we do business, chiefly among them the U.S. dollar, and the currencies in which we incur costs have caused and will continue to cause foreign currency transaction gains and losses. We recognize foreign currency gains or losses arising from our operations in the period incurred. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. From time to time, we enter into certain hedging transactions and/or option and forward foreign currency exchange contracts, which are intended to offset some of the market risks associated with our sales denominated in foreign currencies. We cannot predict the effectiveness of these transactions or their impact upon our future operating results, and from time to time they may negatively affect our quarterly earnings.

A significant portion of our total revenue is generated by sales to customers outside North America. In the years ended December 31, 2007, 2008 and 2009, 92%, 85% and 84% of our sales, respectively, were to customers in Europe and Asia Pacific. Our overall success in international markets depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business or conduct operations. Our failure to manage these risks successfully could harm our international operations and reduce our international sales, thus adversely affecting our business, operating results and financial condition.

Risks Related to Our Relationship with Bruker

As long as Bruker controls us, your ability to influence matters requiring stockholder approval will be limited.

After this offering, Bruker will continue to own a majority of the outstanding shares of our common stock and will be our controlling stockholder. For so long as Bruker or its successor-in-interest beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, Bruker will be able to elect all of the members of our Board of Directors, which could lead to entrenchment of our Board of Directors or management.

In addition, until such time as Bruker or its successor-in-interest beneficially owns shares of our common stock representing less than a majority of the votes entitled to be cast by the holders of outstanding voting stock, Bruker will have the ability to take stockholder action without the vote of any other stockholder and without having to call a stockholder meeting, and investors in this offering will not be able to affect the outcome of any stockholder vote during this period. As a result, Bruker will have the ability to control all matters affecting us, including:

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  the composition of our Board of Directors and, through our Board of Directors, any determination with respect to our business plans and policies;

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  any determinations with respect to mergers, acquisitions and other business combinations;

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  our acquisition or disposition of assets;

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  our financing activities;

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  certain changes to our certificate of incorporation;

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  changes to the agreements providing for our transition to becoming a public company;

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  corporate opportunities that may be suitable for us and Bruker;

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  determinations with respect to enforcement of rights we may have against third parties, including with respect to intellectual property rights;

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  the payment of dividends on our common stock; and

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  the number of shares available for issuance under our stock plans for our prospective and existing employees.

Bruker's voting control may discourage transactions involving a change of control of us, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price. Bruker is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of common stock. Accordingly, your shares of common stock may be worth less than they would be if Bruker did not maintain voting control over us.

In the event Bruker is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise the voting control and contractual rights of Bruker, and may do so in a manner that could vary significantly from that of Bruker.

The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented.

The historical costs and expenses reflected in our consolidated financial statements include an allocation for certain corporate functions historically provided by Bruker, including tax, accounting, treasury, legal and human resources services. The historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made pro forma adjustments to reflect the many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, standalone company as we are unable to reliably estimate what these costs may be at this point in time. For additional information, see "Selected Consolidated Financial Data," and our historical consolidated financial statements and the accompanying notes.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a standalone company after the expiration of our sharing agreement with Bruker.

As a subsidiary of Bruker, we have relied on administrative and other resources of Bruker to operate our business. In connection with this offering, we have entered into a sharing agreement to retain the ability for specified periods to use these Bruker resources. See "Relationship with Bruker and Other Related Person Transactions." These services may not be sufficient to meet our needs, and in the event our agreements with Bruker expire or are terminated, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with Bruker. We will need to create our own administrative and other support systems or contract with third parties to replace Bruker's systems. In addition, we have received informal support from Bruker which may not be addressed in the agreements we will enter into with Bruker; the level of this informal support may diminish as we become a more independent company.

After this offering, we will be a significantly smaller company relative to Bruker, which could result in increased costs because of a decrease in our purchasing power and difficulty maintaining existing customer relationships and obtaining new customers.

Prior to this offering, we were able to take advantage of Bruker's size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit and other professional services. We are a significantly smaller company than Bruker, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to the offering. As a standalone company, we may be unable to obtain office space, goods, technology and services at prices or on terms as favorable as those available to us prior to this offering, which could increase our costs and reduce our profitability. Our future success depends on our ability to maintain our current relationships while attracting new customers and as a smaller company, we may be unable to do either or both.

Third parties may seek to hold us responsible for liabilities of Bruker, which could result in a decrease in our income.

Third parties may seek to hold us responsible for Bruker's liabilities. Under our intended sharing agreement with Bruker, Bruker will indemnify us for claims and losses relating to liabilities related to Bruker's business and not related to our business. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Bruker.

We are part of consolidated, combined or unitary tax groups of Bruker and/or its subsidiaries, and we could be held liable for the tax liabilities of other members of these groups.

We have historically been included in Bruker's consolidated group for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include Bruker and/or certain of its subsidiaries for state and local income tax purposes. We intend to enter into a tax sharing agreement with Bruker that will become effective upon the consummation of this offering. Pursuant to the new tax sharing agreement, we expect that we and Bruker generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in Bruker's consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of Bruker and/or its subsidiaries, the amount of taxes to be paid by us will be determined, subject to certain adjustments, as if we and each of our subsidiaries included in such consolidated, combined or unitary group filed our own consolidated, combined or unitary tax return.

We have been included in the Bruker consolidated group for U.S. federal income tax purposes for periods in which Bruker owned at least 80% of the total voting power and value of our outstanding stock and expect to be included in such consolidated group following this offering. Each member of a consolidated group during any part of a consolidated return year is jointly and severally liable for tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, for any period in which we are included in the Bruker consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of Bruker and/or its subsidiaries, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of any such group.

Our inability to resolve favorably any disputes that arise between us and Bruker with respect to our past and ongoing relationships may result in a significant reduction of our revenue.

Disputes may arise between Bruker and us in a number of areas relating to our ongoing relationships, including:

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  labor, tax, employee benefit, indemnification and other matters arising from our separation from Bruker;

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  employee retention and recruiting;

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  business combinations involving us;

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  our ability to engage in activities with certain technology or other marketing partners;

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  sales or dispositions by Bruker of all or any portion of its ownership interest in us;

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  the nature, quality and pricing of services Bruker has agreed to provide us;

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  business opportunities that may be attractive to both Bruker and us; and

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  product or technology development or marketing activities which may require the consent of Bruker.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we will enter into with Bruker may be amended upon agreement between the parties. While we are controlled by Bruker, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our directors and executive officers own Bruker common stock, restricted shares of Bruker common stock or options to acquire Bruker common stock and hold management positions with Bruker, which could cause conflicts of interests that result in our not acting on opportunities we otherwise may have acted on or negatively impact the terms on which we are able to receive services from Bruker or provide products to Bruker.

Some of our directors and executive officers own Bruker common stock and options to purchase Bruker common stock. In addition, some of our directors are executive officers and/or directors of Bruker. Ownership of Bruker common stock, restricted shares of Bruker common stock and options to purchase Bruker common stock by our directors and officers after this offering and the presence of executive officers or directors of Bruker on our Board of Directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Bruker that could have different implications for Bruker than they do for us. Provisions of our certificate of incorporation address corporate opportunities that are presented to our directors or officers that are also directors or officers of Bruker. We cannot assure you that the provisions in our certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of both us and Bruker. As a result, we may be precluded from pursuing certain growth initiatives.

Ownership of Bruker common stock, restricted shares of Bruker common stock and options to purchase Bruker common stock by our directors and officers could also create, or appear to create, conflicts of interest with respect to the terms on which Bruker provides resources and services to us under the sharing agreement we have entered into with Bruker. Similarly, conflicts of interest may arise with respect to our relationship with Bruker as a customer. See "Relationship with Bruker and Other Related Person Transactions." We cannot assure you that potential conflicts of interest will be resolved in our favor, that we will be able to negotiate pricing or other terms under the sharing agreement or product development and supply contracts with Bruker in a manner most favorable to us or that Bruker will continue to provide services to us or purchase products from us under these agreements on terms acceptable to us.

Our RI Research Instruments subsidiary management team, together with some members of our Bruker Advanced Supercon subsidiary management team and some of our executive officers, holds a substantial minority interest in that subsidiary, which could cause conflicts of interest.

In April 2009, we entered into a shareholders' agreement with the RI Research Instruments GmbH management team. Under the terms of the shareholders' agreement, the subsidiary management team was offered and accepted shares comprising a 45% ownership position. Additionally, our Chief Executive Officer, Burkhard Prause, and Chief Technology Officer, Klaus Schlenga, each acquired a two percent ownership interest in June 2009. While our ownership percentage gives us effective control over RI Research Instruments GmbH, ownership of RI Research Instruments GmbH capital stock could create, or appear to create, conflicts of interest with respect to matters involving both us and RI Research Instruments GmbH. Provisions of our certificate of incorporation and the shareholders agreement address corporate opportunities that are presented to our directors or officers that are also directors or officers of RI Research Instruments GmbH. We cannot assure you that the provisions in our certificate of incorporation and the shareholders agreement will adequately address potential conflicts of interest, that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of us or RI Research Instruments GmbH, as well as to direct or indirect shareholders of RI Research Instruments GmbH. As a result, we may be precluded from pursuing certain growth initiatives.

Bruker's ability to control our Board of Directors may make it difficult for us to recruit high-quality independent directors.

So long as Bruker beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, Bruker can effectively control and direct our Board of Directors. Further, the interests of Bruker and our other stockholders may diverge. Under these circumstances, persons who might otherwise accept our invitation to join our Board of Directors may decline.

Bruker's relationship with us as a customer may change over time to our detriment.

Bruker has been a substantial customer of ours for various superconducting and related materials. Sales to Bruker affiliated entities in the years ended December 31, 2008 and 2009 totaled $11.2 million and $8.4 million, respectively, representing 25% and 14%, respectively, of our total revenue in these periods. Bruker may reduce its purchases over time, or even cease purchasing these items from us. In addition, Bruker may negotiate lower prices or less advantageous terms for future purchases of these materials.

We have entered into development and supply agreements with Bruker, and there is no assurance that these agreements will continue in the future.

We have two contracts with Bruker, one regarding the development of HTS for use in high-field magnets and one for the supply of high-performance LTS. The high-performance LTS supply contract is the continuation of an earlier research and development agreement between us and Bruker and the product continues to require further process development. There is no assurance that Bruker will continue these agreements in the future or extend them if they are otherwise due to expire. In addition, Bruker may attempt to renegotiate the terms and conditions of these agreements. If our agreements with Bruker do not continue, or are renegotiated on less advantageous terms to us, it could have a material adverse effect on our results of operations and ability to successfully develop planned products or technologies for existing or potential new applications.

Bruker will remain our largest stockholder after this offering, and actions taken by Bruker with regard to our stock may have a significant adverse effect upon our stock price.

After this offering, Bruker will continue to own        % percent of our outstanding voting stock. It is possible that Bruker, over time, will seek to reduce the amount of this stock ownership. It is also possible that the sale or attempted sale of portions of our common stock owned by Bruker may have a negative effect upon the market price of our shares.

Events affecting Bruker in the future, even if the events have no direct impact upon us, may adversely affect us or the market price of our common stock.

Bruker is a publicly held company. As a result, it regularly reports its financial results, issues press releases regarding its activities and, in general, reports to the public, through SEC filings and other means, the results of its operations. Bruker may experience any number of events which may have an adverse effect on Bruker or on the price of Bruker's stock. If Bruker experiences any of these events, it is possible that we or our stock price may also be adversely affected. For example, if there is damage to the reputation of Bruker as a result of an act undertaken by Bruker, our customers or purchasers of our stock may view this situation as constituting a problem for us. These events could have an adverse effect on our stock price or an adverse effect upon our operations.

Risks Related to This Offering

Our operating results may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in our common stock price.

Our operating results may fluctuate in the future causing our common stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

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  recognition of non-recurring revenue;

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  demand for and market acceptance of our products;

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  delays on the performance of contracts or delivery obligations;

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  unanticipated costs associated with changes in project specifications or challenges arising from novel technologies and applications required by our "big science" research customers;

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  the timing, release and competitiveness of our products;

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  our competitors' announcements or introduction of new products, services or technological innovations;

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  disputes regarding patents or other intellectual property rights;

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  securities class action or other litigation;

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  adverse changes in the level of economic activity in the United States and other major regions in which we do business; and

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  general and industry-specific economic conditions, which may affect our customers' research and development expenditures and use of our products.

If revenue declines in a period, whether due to a delay in recognizing expected revenue or otherwise, our earnings may decline because many of our expenses are relatively fixed in the short term. In particular, research and development and selling, general and administrative expenses are not directly affected by variations in revenue in a period.

Additionally, a significant portion of our revenue is derived from fixed price contracts that have a high degree of technical complexity and, accordingly, are subject to the risk of cost overruns, which could have a material adverse effect on our operating results.

Due to volatile and unpredictable revenue and operating expenses, we believe that period-to-period comparisons of our results of operations may not be a good indication of our future performance. It is possible that, in some future periods, our operating results may be below the expectations of securities analysts or investors. In such event, the market price of our common stock could fluctuate significantly or decline.

The market price of our common stock may be highly volatile.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

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  developments concerning proprietary rights, including patents, by us or a competitor;

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  conditions or trends in our target markets;

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  changes in the market valuations of companies operating in our target markets; and

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  developments concerning our various strategic collaborations.

In addition, the stock market in general, and the NASDAQ Global Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may seriously harm the market price of our common stock regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. The commencement of any litigation against us could result in substantial costs and a diversion of management's attention and resources which could seriously harm our ability to achieve our financial goals.

Anti-takeover provisions in our charter documents may limit the ability of another party to acquire us which could cause our stock price to decline.

Various provisions of our certificate of incorporation and by-laws could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. These provisions provide for a classified Board of Directors of which approximately one-third of the directors will be elected each year, allow the authorized number of directors to be changed only by a resolution of the Board of Directors, establish advance notice requirements for proposals that can be acted upon at stockholder meetings and limit who may call stockholder meetings. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

As a public company we will incur additional costs and face increased demands on our management.

As a public company, we will incur significant legal, accounting and other expenses that we did not directly incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as the rules subsequently implemented by the SEC and NASDAQ, has required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we have added independent directors, created additional Board committees and have adopted certain policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We may incur substantial accounting expenses, expend significant management time on compliance-related issues, and we intend to hire additional finance and accounting staff with appropriate public company experience and technical accounting knowledge in order to comply with the numerous legal and regulatory requirements imposed on public companies. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs as a result of these changes. Furthermore, our management will have increased demands on its time in order to ensure we comply with public company reporting requirements and the compliance requirements of the Sarbanes-Oxley Act of 2002, as well as the rules implemented by the SEC and the applicable listing requirements of NASDAQ.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our common stock.

The Sarbanes-Oxley Act of 2002 requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2011, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. However, in connection with the audit of our financial statements for each of the years ended December 31, 2009, 2008 and 2007 and the review of our interim financial results for the six months ended June 30, 2010, we and our independent registered public accounting firm reported to our audit committee a significant deficiency relating to our financial statement closing process and the need to enhance our financial reporting resources and infrastructure. The identified significant deficiency related primarily to errors in the 2010 quarter-end financial closing process at one of our primary operating locations in Europe. Upon review of the facts underlying the deficiency, we determined that we needed to strengthen our finance personnel at that location and we hired a new finance director there in August 2010. In addition, we are evaluating the level and experience of our finance and accounting personnel, with the objective of ensuring that we are staffed appropriately in both the U.S. and Germany. While we are taking steps to remediate the deficiency, we cannot provide any assurances that we will be successful. In order to comply with Section 404, we may incur substantial accounting expenses, expend significant management time on compliance-related issues, and hire additional finance and accounting staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify other deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we may not be able to provide reasonable assurance regarding the reliability of our financial statements. As a result, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

New investors in our common stock will experience immediate and substantial dilution.

The offering price of our common stock will be substantially higher than the net tangible book value per share of our existing capital stock. As a result, if you purchase common stock in this offering you will incur immediate and substantial dilution of $            in net tangible book value per share of common stock, based on an assumed public offering price of $            per share. You will also experience additional dilution upon the exercise of outstanding stock options. Please see "Dilution" for more information regarding the dilution new investors will incur in this offering.

If Bruker sells substantial amounts of our common stock after the offering, the market price of our stock may decline.

The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements with our underwriters. These lock-up agreements restrict Bruker from disposing of its shares for 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. However, Jefferies and Company, Inc. may release all or any portion of the common stock from the restrictions of the lock-up agreements. Any sales of substantial amounts of common stock after the offering, including shares issued upon the exercise of outstanding options, may cause the market price of our common stock to decline.

Use of Proceeds

We estimate the net proceeds from the sale of the            shares of common stock offered by us will be $            , assuming an initial public offering price of $            per share, which is the mid-point of the range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by Bruker.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $         million assuming the number of shares offered by us, as listed on the cover of this prospectus, remains the same.

We intend to use the net proceeds to us from this offering towards the planned expansion of our production capabilities, which we estimate may require $40-$60 million, repayment of $             million of our outstanding loans from Bruker BioSpin GmbH, repayment of $             million of our outstanding loans from Bruker and Bruker BioSpin Corporation in accordance with the repayment terms of the replacement notes described below, research and development and general corporate purposes, including working capital. We may also use a portion of the proceeds to potentially expand our current business through acquisitions of complementary businesses, products, or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

The manner in which we use the net proceeds to us from this offering may vary significantly and will depend on a number of factors, including the amount of our future revenue, future operating losses and the other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering.

We expect that the growth of our business will require substantial capital expenditures over the next several years, a portion of which will be funded by proceeds of this offering. We currently estimate making aggregate capital expenditures of as much as $40 million to $60 million during the three-year period from 2011 through 2013. The majority of these capital expenditures relate to the planned expansion of our HTS and LTS production capabilities, with HTS and LTS accounting for approximately 40% each of the estimated capital spending over the next three years. The remaining capital expenditures are expected to relate primarily to investments in facilities and equipment to accommodate our development and commercialization efforts associated with crystal growth magnets and inductive superconducting fault current limiters.

As of September 30, 2010, we had debt payable to Bruker BioSpin GmbH in an aggregate outstanding principal amount of $3.0 million. Immediately following the offering, we intend to repay the full principal amount outstanding on the loans from Bruker BioSpin GmbH with the proceeds of this offering. The loans from Bruker BioSpin GmbH bear interest at a rate of 3.5% per annum.

We also intend to repay $             million of the loans outstanding from Bruker and Bruker BioSpin Corporation in accordance with the repayment terms of the replacement notes described below. As of September 30, 2010, we had outstanding debt of $24.4 million payable to Bruker and $5.9 million payable to Bruker BioSpin Corporation. An additional $7.6 million and $0.2 million were drawn on the loans from Bruker and Bruker BioSpin Corporation in October and November 2010, respectively. The note to Bruker bears interest at a rate of 5.0% per annum and matures on December 12, 2013. The note to Bruker BioSpin Corporation bears interest at a rate of 5.0% per annum and matures on September 30, 2013. Upon closing of this offering, each of these outstanding loans will be terminated and replaced by notes from Bruker Corporation and Bruker BioSpin Corporation, each in a principal amount equal to the amount then outstanding on the closing date of this offering. Interest on the replacement notes will accrue at 5.0% per annum and the principal amount will be repayable in twelve equal quarterly installments, commencing with the quarterly period that begins six months after the closing.

The balance of the proceeds from the offering will be used for research and development expenditures and general corporate purposes, including working capital and an increase in our sales and marketing workforce. The amount and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated from our operations, competitive and technological developments, and the rate of growth, if any, in our business. We currently anticipate that a portion of the funds necessary to fund our operations, as well as our capital expenditures and debt repayments, will come from cash flows generated by our operations in future years.

Pending these uses, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations and capital requirements.

 Capitalization

The table below sets forth our capitalization as of September 30, 2010:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $    per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based upon the actual public offering price and other terms of the offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

	September 30, 2010
	Actual	As Adjusted

	(unaudited)
	(in thousands)

Short-term and long-term notes payable to affiliates	$33,255		(1)

Stockholders' equity (deficit):
Preferred Stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted	—
Common Stock, $0.01 par value; 100,000,000 shares authorized, 20,000,000 shares issued and outstanding, actual; and shares issued and outstanding, as adjusted(2)	200
Additional paid-in-capital	47,362
Accumulated deficit	(61,693)
Accumulated other comprehensive income	1,013

Total stockholders' (deficit) equity attributable to Bruker Energy & Supercon Technologies, Inc.	(13,118)
Noncontrolling interest in consolidated subsidiary	249

Total stockholders' (deficit) equity	(12,869)

Total capitalization	$20,386

(1)
Gives effect to the repayment of $             million of debt owed to Bruker BioSpin GmbH. Does not reflect repayment of approximately $             million of debt owed to Bruker and Bruker BioSpin Corporation which, upon the closing of this offering, will be repayable in twelve equal quarterly installments, commencing with the quarterly period that begins six months after the closing.

(2)
The number of shares of common stock does not include 1,600,000 shares of common stock reserved for issuance under our 2009 Stock Option Plan, of which options to purchase 800,000 shares of common stock at a weighted average exercise price of $4.07 per share had been granted and were outstanding as of September 30, 2010.

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, or approximately $     million if the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) cash and each of working capital, total assets and total stockholders' equity by approximately $     million. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Actual net tangible book value per share before the offering is determined by dividing net tangible book value, which represents the amount of our total assets, excluding deferred tax assets, deferred initial public offering costs and intangible assets, net of total liabilities and excluding deferred tax liabilities, by the number of shares of common stock outstanding at September 30, 2010.

Our net tangible book value deficiency as of September 30, 2010, was approximately $15.4 million, or approximately $(0.77) per share of common stock. After giving effect to the sale of            shares of common stock offered by us through this prospectus at an assumed initial offering price of $     per share, which is the mid-point of the price range listed on the cover page of this prospectus, and after deduction of the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at September 30, 2010 would have been $     million, or $     per share of common stock.

Consequently, the offering will result in an immediate increase in net tangible book value of $     per share to Bruker and an immediate dilution in net tangible book value of $     per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2010	$(0.77)

Increase per share attributable to new investors		$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) our pro forma net tangible book value after giving effect to this offering by approximately $    and increase (decrease) the dilution to new investors by $     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value will increase to $     per share, representing an immediate increase to existing stockholders of $     per share and an immediate dilution of $     per share to new investors. If any shares are issued upon exercise of outstanding options, new investors will experience further dilution.

The following table summarizes, on an adjusted basis as of September 30, 2010, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by Bruker and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $    per share.

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent

Bruker			$		$
New investors
Total

The preceding table and amounts shown in the subsequent paragraph do not reflect sales made by Bruker in this offering. Additionally, if the underwriters exercise their over-allotment option in full, the following will occur:

  •
  the number of shares of common stock held by Bruker prior to this offering, will decrease to approximately        % of the total number of shares of our common stock outstanding; and

  •
  the number of shares held by new investors will increase to    shares, or approximately        % of the total number of our common stock outstanding after this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of stock options after September 30, 2010.

 Selected Historical Consolidated Financial Data

You should read the following selected historical consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. The selected consolidated balance sheet data as of December 31, 2008 and 2009, and the selected consolidated statements of operations data for each of the years ended December 31, 2007, 2008 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 and the selected consolidated statements of operations data for the years ended December 31, 2005 and 2006 are unaudited and represent the combined accounts of Bruker EAS GmbH, Bruker HTS GmbH and Hydrostatic Extrusions Ltd., which were all under the control of Bruker BioSpin at the time. The selected consolidated balance sheet data as of September 30, 2010 and the selected consolidated statements of operations data for the nine months ended September 30, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010

	(unaudited)	(unaudited)				(unaudited)
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Product revenue	$48,836	$37,481	$37,305	$43,304	$59,532	$35,789	$60,687
Other revenue	1,457	656	2,087	915	611	469	506

Total revenue	50,293	38,137	39,392	44,219	60,143	36,258	61,193
Cost of revenue	50,727	35,673	34,359	40,447	50,873	30,778	50,410

Gross profit	434	2,464	5,033	3,772	9,270	5,480	10,783
Operating expenses:
Selling, general and administrative	5,557	3,565	4,696	5,990	11,323	7,595	9,368
Research and development	6,546	5,459	5,260	5,736	4,529	4,185	4,391
Other, net	—	468	—	—	(1,030)	(1,734)	—

Total operating expenses	12,103	9,492	9,956	11,726	14,822	10,046	13,759

Operating loss	(12,537)	(7,028)	(4,923)	(7,954)	(5,552)	(4,566)	(2,976)
Interest and other income (expense), net	(801)	(633)	(390)	(31)	(1,028)	(1,216)	(1,080)
Loss before income taxes and noncontrolling interest in consolidated subsidiary	(13,338)	(7,661)	(5,313)	(7,985)	(6,580)	(5,782)	(4,056)
Income tax provision (benefit)	17	(288)	60	(56)	87	(577)	966

Consolidated net loss	(13,355)	(7,373)	(5,373)	(7,929)	(6,667)	(5,205)	(5,022)
Net loss attributable to noncontrolling interest in consolidated subsidiary	—	—	—	—	(172)	(584)	(12)

Net loss attributable to Bruker Energy & Supercon Technologies, Inc.	$(13,355)	$(7,373)	$(5,373)	$(7,929)	$(6,495)	$(4,621)	$(5,010)

Net loss per common share attributable to Bruker Energy & Supercon Technologies, Inc.:
Basic and diluted	$(0.67)	$(0.37)	$(0.27)	$(0.40)	$(0.32)	$(0.23)	$(0.25)

Weighted average number of common shares used in the calculation of net loss per share attributable to Bruker Energy & Supercon Technologies, Inc.:
Basic and diluted(1)	20,000	20,000	20,000	20,000	20,000	20,000	20,000

(1)
The combined financial statements for the periods prior to the acquisition have been presented to reflect equity on a consolidated basis and as if the common stock had been outstanding as of December 31, 2006. Additionally, the Company has retroactively adjusted these statements to reflect the 2-for-1 stock split which was approved by the Board of Directors on October 1, 2009.

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2010

	(unaudited)	(unaudited)	(unaudited)			(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash	$6,585	$8,022	$2,394	$2,606	$18,290	$3,031
Working capital	10,979	8,544	11,863	19,829	17,829	12,269
Total assets	36,084	36,588	38,827	38,788	70,803	70,375
Total debt	16,841	8,147	2,951	22,270	28,598	33,255
Total stockholders' equity (deficit)	3,553	10,951	16,592	(1,347)	(6,752)	(12,869)

Management's Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Historical Consolidated Financial Data" and our consolidated financial statements, related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

We are a leading superconducting technology and enabling tools company. We are currently marketing and developing superconducting materials and devices for growing markets in renewable energy, energy infrastructure, healthcare and "big science" research. We supply low temperature superconductors, or LTS, primarily to major manufacturers of clinical magnetic resonance imaging, or MRI, systems to the leading producers of nuclear magnetic resonance, or NMR, magnets and spectrometers, and to organizations involved in fusion energy research. In addition to marketing LTS, we currently provide devices, such as superconducting magnets, linear accelerators, radio frequency, or RF, cavities and instruments for fusion research and other "big science" applications. Our customers include the global MRI manufacturers, Siemens Medical, GE Healthcare and Philips Healthcare, the global NMR manufacturers, Bruker and Agilent Technologies, as well as several research organizations, including ITER. In addition to our existing commercial products, we are developing several new superconductivity-enabled devices that we believe have significant market potential. These devices and materials include superconducting crystal growth magnets, or CGM, for photovoltaic and semiconductor manufacturing equipment, inductive superconducting fault current limiters, or iSFCL, for energy infrastructure applications, including the smart grid, and high temperature superconductors, or HTS, materials, including coils, for compact high-power wind turbine generators.

We are a wholly-owned subsidiary, and presently a separate reporting segment, of Bruker Corporation, or Bruker, a global manufacturer of scientific instruments. We were incorporated in April 2008, and later that year, we acquired the LTS and HTS manufacturing and sales divisions, and the bimetallic conductors and extrusion services operations of Bruker. In April 2009, we acquired the research instruments business of ACCEL Instruments GmbH from Varian Medical Systems, Inc., or the ACCEL acquisition. This research instruments business develops and manufactures products such as linear particle accelerators, superconducting and normal conducting accelerator cavities, superconducting magnets for physics and energy research, prototype superconducting energy devices, X-ray beamlines, and synchrotron and laboratory instrumentation.

Prior to the ACCEL acquisition, our primary source of revenue was derived from LTS sales to manufacturers of MRI systems and NMR instruments. The ACCEL acquisition increased our revenue significantly. We generated $60.1 million in revenue for the year ended December 31, 2009, compared to $44.2 million for the year ended December 31, 2008. Sales of our materials, primarily LTS, represented 65% of fiscal year 2009 revenue, or $39.1 million. Sales of our devices, which are primarily based on superconductors, represented 35% of fiscal year 2009 revenue, or $21.0 million. Additionally, our backlog has increased substantially as a result of acquired contracts and new contracts for accelerators, accelerator cavities and components, and synchrotron beamline instrumentation.

The primary driver of our commercial LTS sales to producers of MRI equipment is global demand for MRI systems, as well as changes in our market share. Our customers incorporate our LTS materials as components in their MRI systems, which are in turn sold to end users, primarily hospitals and radiology clinics. The demand for these systems is impacted by a variety of factors, including government reimbursement rates for medical imaging procedures, hospital and medical clinic annual funding for capital investment, emergence of new MRI clinical applications, the introduction of higher field MRI equipment, system replacement cycles and demand for computed tomography, or CT, and positron emission tomography, or PET, systems that compete with MRI technology in several diagnostic areas. Demand for LTS products was further impacted in 2009 by decreased global demand for our customers' MRI systems due to the deterioration of global economic conditions, which resulted in reduced hospital and medical clinic funding for capital investment. Demand for MRI systems has been and continues to be impacted by pressure on government reimbursement rates for doctors utilizing medical imaging procedures for their patients in some established key markets, most notably the United States. As a result, in 2008, worldwide manufacturing capacity was reduced, primarily because one competitor went out of business and another closed one of its two main production plants. The negative impacts on demand are increasingly mitigated by MRI sales growth in emerging markets, particularly the Pacific Rim and China, as well as by stronger growth in market share of higher field systems, which offer broader diagnostic capabilities to the end user and which also require substantially more LTS wire per system. Since the fourth quarter of 2009, demand from our MRI customers for our LTS products has increased. We have also increased our market share through our strong position as a supplier in the high field MRI market, as well as due to the reduction in worldwide available LTS manufacturing capacity over the last two years.

The primary driver of our sales of commercial LTS products to producers of NMR instruments is global demand for these systems, as well as changes in our market share. Our customers incorporate our LTS materials as components in their NMR magnets and spectrometers, which are in turn sold to pharmaceutical and biotechnology companies, academic laboratories and chemical and material science research organizations. The demand for NMR magnets and spectrometers is impacted by a variety of factors, including NMR technology improvements, new NMR applications, annual capital spending among industrial, government and academic end users and government stimulus spending, such as the infusion of funds from the American Recovery and Reinvestment Act, or ARRA, into the National Institutes of Health, or NIH. We expect demand for our LTS materials in the NMR market to remain strong as our customers continue to receive additional orders for their NMR instruments from the various global stimulus programs, including ARRA. In addition, we have continued to increase production and gain market share since 2009 as LTS production for ITER has absorbed the limited worldwide production capacity for these high-end LTS products used in NMR and fusion research.

In addition to offering LTS products to producers of MRI systems and NMR instruments, we offer LTS materials for fusion energy research and other applications. The rising cost of hydrocarbon energy, combined with the increased global emphasis on more sustainable energy sources, is driving the demand for long-term global research in novel sources of clean energy. Nuclear fusion is one of very few candidates for the large-scale carbon-free production of energy. In December 2009, we were awarded a $36 million LTS contract from the ITER nuclear fusion project being built in southern France. Deliveries of our LTS products under the contract are scheduled to begin in the fourth quarter of 2010. We expect to first recognize revenue from the ITER contract beginning in the fourth quarter of 2010 and to continue recognizing revenue over a period of approximately two and a half years. Demand for LTS for fusion-related research and other large multinational science projects is expected to continue as governments continue to support and strengthen their involvement in sustainable energy research.

Government funding for fundamental research is the primary driver of our sales of the devices currently in our portfolio. We believe that funding for fundamental research has been stable to growing over the last few years and we anticipate that it will continue to at least remain stable in the near future. The developed countries of North America and Europe have historically funded large and small fundamental and materials research projects, and we believe they will continue to do so. Additionally, industrial and emerging countries such as Korea, Taiwan, China, Brazil and India are also increasing their commitment to large research projects. While multinational large-scale research projects such as the Large Hadron Collider, or LHC, at CERN and the ITER nuclear fusion project, and orders from national research facilities such as Brookhaven National Laboratories and Jefferson Labs, are considered "one-off" projects, their scale can substantially increase our backlog and generate revenue streams for multiple years. For example, in 2000, ACCEL secured a multi-year sole supplier contract with CERN for 400 superconducting quadrupole magnets. We believe these large fundamental research projects will continue to be funded by governments and large universities as countries and academic institutions seek to maintain or enhance their scientific research knowledge base and to train qualified scientists and engineers, in order to secure global competitiveness in areas of science and technology. Although multinational projects such as LHC and ITER are unusual in terms of their size and scope, and we do not expect funded projects of this magnitude to repeat annually, we have also received a series of smaller contract awards for multi-year, multi-million dollar projects on a regular basis over the last 12 months and expect to continue to do so in the future.

Sales Cycle

Our sales cycles vary by product and target market. Orders often follow a lengthy development and qualification period prior to commercial production.

The MRI market contributed approximately 75% of our 2009 LTS product sales. In this market segment, well over 90% of our sales were recurring sales of wire previously qualified with the customer. The average sales cycle for these main MRI-related LTS materials is approximately four months. The remaining sales of MRI products, which require development or are in qualification, usually take six to twelve months.

The NMR market contributed approximately 25% of our 2009 LTS product sales. Our prequalified NMR products, which contributed approximately 15% of our 2009 LTS sales, have typical sales cycles between three and six months and consist largely of repeat sales. Sales cycles for certain high-end LTS products for NMR, which contributed approximately 10% of our 2009 LTS sales, can exceed one year. For certain orders, which include newly developed LTS materials or high-end materials as well as pre-qualified materials, the sales cycle is extended to reflect the longer sales cycle of the high-end materials, as customers typically do not accept partial shipments with large intervals.

Due to the complexity of our device products portfolio and the time often required to complete production, the sales cycle for devices typically exceeds one year. Sales in the devices business are typically awarded on a contract basis. Larger contracts, above approximately one million dollars, usually consist of one or more deliverables or milestones, often with down payments and partial payments for fulfillment. Large contracts can include separate and partial delivery of design and engineering, components and component testing, up to the full system integration and acceptance at the customer site. Large, complex contracts typically take more than two years to complete.

Backlog

We define backlog as the aggregate contract price of orders received, less the revenue recognized to date on those contracts and purchase orders. As of September 30, 2010, our backlog was $159.1 million, compared to a backlog of $60.4 million as of September 30, 2009. Backlog at September 30, 2010 consisted of $64.1 million related to materials and $95.0 million related to devices. Over the 12-month period from October 1, 2009 to September 30, 2010, we averaged over $40 million in new order bookings per quarter. We anticipate that approximately 28% of our September 30, 2010 backlog will be recognized as revenue within the following six months through March 31, 2011, and that about 44% of our September 30, 2010 backlog will be recognized as revenue within the following 12 months through September 30, 2011. Although we believe that our backlog provides an indication of the revenue that may be recognized over future periods, we cannot assure you that we will actually recognize all of such backlog as revenue or that we will do so when expected.

Production Capacity

We generally strive to align our production capacity with existing demand and projected business development.

Our sales of superconducting materials is rapidly growing and we anticipate further growth, driven both by sales in existing LTS products, as well as by the planned commercialization of our 2G HTS products. In the past, we have seen strong short-term fluctuations in order volume from individual customers, particularly in our LTS product segments, usually when competitors encounter quality or manufacturing difficulties. In order to take full advantage of such opportunities, we need to maintain a flexible work force as well as spare production capacity. Over the past two years, we have expanded our LTS production capacity by investing in a new production line for high-end LTS for applications in NMR and "big science" research. This expansion simultaneously increases our high-end LTS production capacity, and also enables us to allocate more of the existing resources for higher volumes in our main MRI product segment. We also continue to invest in upgrading our machines, particularly in the high-volume LTS-MRI product line, which enables us to further reduce cost. We believe our existing and planned capacity in LTS will enable us to meet market demand through 2011. We are currently expanding our existing laboratory-scale 2G HTS facility into a pre-commercial production line to meet the demand for near-term initial commercial sales of this new product. We expect further expansion of capacity, both in LTS and HTS, in 2012 and beyond, as demand from new applications for both products is expected to increase significantly.

To service our device customers, we maintain a wide array of highly specialized manufacturing capabilities, including precision machining, coil winding, heat and surface treatment facilities, including clean room environments, brazing, pickling, electron beam welding, and specialized testing facilities for vacuum and high-performance electrical components. We expect to invest in specific capacity expansion as needed for existing or anticipated orders. As our order backlog has been increasing and we expect further near-term growth in this segment, we have recently expanded our surface treatment facilities. This recent expansion is aimed at our LTS products, improving our overall in-house capabilities and vertical integration. Beginning late in 2010, we expect to invest in new production capabilities in our magnet and beamline businesses, including the platform for two of our products under development, CGM and iSFCL. We expect that by 2012, this expansion will give us the production capacity to meet market demand for these device products.

We believe that increases in production capacity have had, and will continue to have, a significant effect on our financial position and results of operations by increasing capital expenditures and fixed costs, while enabling future revenue growth and margin expansion.

Growth Initiatives

While we believe that our current products provide us with a strong position in our existing and growing markets in healthcare and "big science" research, we have identified additional opportunities in the renewable energy and energy infrastructure markets for materials and devices based on our superconducting technology platforms. We believe these new opportunities will enable us to achieve faster growth in revenue and better margins than what we believe we can achieve in our existing markets. We are currently, and expect to continue, investing substantially in applications based on our superconducting technologies for these emerging markets to capitalize on expected substantial demand in these markets.

Crystal Growth Magnets

We are developing a superconducting CGM for sale into the rapidly growing photovoltaic market that, when integrated into the mono-crystal growth equipment, could increase photovoltaic cell efficiency and, as a result, increase the power output of the photovoltaic cell. We are working with PVA TePla AG, Germany, to develop a prototype magnet, which can be integrated into their product line for silicon crystal pullers.

In cooperation with PVA TePla, we have been evaluating a prototype design of our CGM product and expect to have a commercial-scale prototype ready for process validation by PVA TePla during 2011. Following a positive three to six month product evaluation, we anticipate marketing the product to silicon ingot and photovoltaic cell manufacturers starting in the second half of 2011. We intend to work with a second pulling equipment manufacturer, possibly in the United States, to adapt our CGM to other pulling equipment designs for photovoltaic applications. We expect commercial orders for our CGM to commence by 2012.

We are also developing a superconducting CGM for the production of monocrystalline silicon ingots for semiconductors. The CGM is an established product in the process of pulling large silicon ingots used for wafers in the semiconductor industry. We are currently building our first prototype and expect to sell the device to a pilot customer in 2011. Subsequent sales could be made later that year.

Superconducting Fault Current Limiters

We are developing an iSFCL based on our design expertise and high-performance 2G HTS material, in cooperation with Areva T&D for energy infrastructure applications, including the smart grid. We believe our product will be used initially by critical power customers, industries such as power generation and oil and gas. Following adoption by critical power customers, we believe that widespread use of our iSFCL will develop in distribution and transmission power grids. We further believe our iSFCL offers significant advantages over conventional fault protection devices and other superconducting fault current limiters currently in development or in early stages of commercialization.

In cooperation with Areva T&D, we successfully tested a primary functional unit of our iSFCL in 2009. We are currently working on the design of a first 13 megawatt distribution device to commence grid operation in 2013 with a critical power customer.

In 2011, we expect to complete and test the first of three full-power units for this device. In 2012, we expect completion of all three power units. Installation at the pilot operating site is expected in 2013. In addition to the identified initial customer, we are continuing to market iSFCL systems to other critical power users.

HTS for Wind Energy

We are developing 2G HTS for commercial application in high-power wind turbine generators. HTS-based gearless generators for wind turbines are expected to result in more efficient generators that are approximately half the weight and are smaller than conventional gearless generators. We expect that this will facilitate the introduction of 10 megawatt wind turbines in offshore wind farms within the next decade.

HTS manufacturers need to be able to provide HTS material in sufficient quantities, with reliable performance and at competitive cost in order to drive the adoption of HTS technology and meet expected demand from makers of generators. We are focusing our HTS product development and production scale-up on these three objectives. We are currently investing in new production equipment, which we expect to further reduce production cost, as well as increase the unit lengths and total quantities of HTS that we are able to produce. By the end of 2011, we plan to scale up our 2G HTS production capacity to over 100 kilometers and our unit lengths to approximately 300 meters. This early commercial scale-up will further serve to validate our process quality control and cost scaling assumptions, which are necessary for further scaling and meeting requirements for broad commercialization in this market.

Supply of Raw Materials

We source a variety of raw materials and components from different vendors. We also use subcontracting for part of our regular manufacturing processes, as well as for limited manufacturing assignments. We source NbTi and other niobium products, which are key strategic materials used in our LTS products, from a single supplier, ATI Wah Chang, based in Albany, Oregon. In turn, ATI Wah Chang is primarily dependent on a single mine in Brazil for its supply of niobium. Presently, we do not believe there is a second supplier for these materials that is currently ready to be qualified to meet the standards required for LTS production. Risks associated with this single-source situation include price inflation, which we have experienced, and the possibility of future interruption of supply. We mitigate risks to our business in part by passing on these materials costs to certain large customers and by engaging in long-term price stabilization efforts with our suppliers.

We also source significant quantities of copper and copper-based products from multiple vendors. Copper prices have been highly volatile over the last few years. We mitigate risk to our business by also passing on these materials costs to our customers.

Components of Results of Operations

Revenue

We operate in one segment as a producer of products based primarily on superconductivity and our revenue is primarily derived from the sales of our superconducting materials and devices. We generate sales of materials mainly by providing LTS products to manufacturers of MRI systems and NMR instruments and to organizations focused on "big science" projects, such as fusion research. We primarily generate sales of devices by providing linear accelerators, RF cavities, magnets, beamlines, and other systems and components to organizations focused on fundamental physics and applied research and nuclear energy and fusion. We manage our business on an integrated basis focused on our superconductivity technology and expertise and, accordingly, we do not identify SG&A and R&D costs on the basis of materials and devices. The following table summarizes our revenue by product category for the most recent three years and the nine months ended September 30, 2010 and 2009 in dollar amounts and as a percentage of total revenue:

	Year Ended December 31,			Nine Months Ended, September 30,
	2007	2008	2009	2009	2010

Revenue
Materials Product Category	$39,392	$44,219	$39,113	$25,814	$42,899
Devices Product Category	—	—	21,030	10,444	18,294

Total	$39,392	$44,219	$60,143	$36,258	$61,193

Percentage of total revenue
Materials Product Category	100%	100%	65%	71%	70%
Devices Product Category	—	—	35%	29%	30%

From 2007 to 2009, our revenue increased at a compound annual growth rate of 24%, driven by the ACCEL acquisition.

Sales to Siemens Medical accounted for 25% and 29% of our revenue in the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. The top five customers in our materials product category, including Bruker BioSpin, accounted for over 90% of our materials revenue in the nine months ended September 30, 2010 and the year ended December 31, 2009. There is no such concentration of sales within the devices business.

Cost of Product Revenue

Cost of product revenue includes all direct materials, direct labor, benefits and indirect costs related to generating revenue. These indirect costs include indirect labor, materials and supplies, equipment and facility rental, and depreciation of production equipment and test equipment. We expect that our cost of product revenue (as a percentage of total revenue) related to our devices product category will continue to be lower than our cost of product revenue related to our materials product category. Competitive factors limit the gross margin we can achieve on LTS wire sales.

Operating Expenses

  Selling, General and Administrative ("SG&A")

Our selling and marketing expenses include salaries, sales commissions, benefits, travel, occupancy costs and related expenses for our direct sales force, sales support and marketing functions. Also included are third-party commission expenses paid to non-affiliated distributors to sell and support our products in various regions. We expect that selling and marketing expenses will continue to increase in the future as we further expand our global business development and distribution capabilities and introduce new products.

Our general and administrative expenses include salaries, benefits and expenses for our executive, finance, legal, human resources and internal systems support personnel. In addition, general and administrative expenses include occupancy costs, fees for professional services and depreciation of office equipment. We expect general and administrative expenses to increase as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including the costs associated with being a public company.

  Research and Development ("R&D")

R&D expense includes costs for the development of new technologies and products. These expenses include materials, salaries, benefits, occupancy costs and related expenses for development personnel. We expense R&D costs as incurred. We expect to increase spending on R&D in order to develop new products and applications.

  Other, net

Other, net includes impairment charges on fixed assets and a bargain purchase gain on the ACCEL acquisition.

Interest and Other Income (Expense), net

Interest and other expense, net consists primarily of interest income on our cash, interest expense related to our loans from Bruker and exchange gains (losses) on foreign currency transactions.

Results of Operations

Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009

  Revenue

Total revenue increased $24.9 million, or 68.8%, to $61.2 million for the nine months ended September 30, 2010 from $36.3 million for the nine months ended September 30, 2009. Of the $24.9 million increase, $6.7 million was from sales of devices associated with the ACCEL acquisition and the remaining $18.2 million increase was primarily a result of a $15.5 million increase in LTS sales and a $0.9 million increase in sales of Cuponal™, a bimetallic, nonsuperconducting material we sell to the power and transport industries. The year-over-year growth rate for the nine-month period ended September 30, 2010 was positively impacted by the absence of revenue in the first quarter of 2009 from devices associated with the ACCEL acquisition, which occurred on April 1, 2009.

LTS sales increased $15.5 million, or 64.9%, to $39.4 million for the nine months ended September 30, 2010 from $23.9 million for the nine months ended September 30, 2009. The increase reflects increasing demand for LTS materials by Siemens Medical, GE Healthcare, Magnex and Bruker BioSpin, with the majority of the increase in demand attributable to our clinical MRI customers. This increased sales level continued a trend we first observed in the three months ended December 31, 2009 when LTS sales increased to $12.1 million from an average of approximately $8.0 million per quarter during the nine months ended September 30, 2009.

Cuponal sales increased $0.9 million, or 60%, to $2.4 million for the nine months ended September 30, 2010 from $1.5 million for the nine months ended September 30, 2009 as a result of strong order bookings caused in part by higher copper prices that decreased demand for pure copper wire and busbar systems, which are competitor products to Cuponal.

  Gross Profit

Gross profit increased $5.3 million to $10.8 million for the nine months ended September 30, 2010 from $5.5 million for the nine months ended September 30, 2009. Gross margin increased to 17.6% for the nine months ended September 30, 2010 from 15.1% for the nine months ended September 30, 2009. The increase was driven by a significantly higher LTS gross margin resulting from a strong factory utilization rate for the period and the resultant higher absorption of fixed overhead costs. The increase in gross margin is also attributable to our higher level of device sales in the first nine months of 2010, compared to the same period of the prior year, following our April 2009 ACCEL acquisition.

Operating Expenses

  Selling, General and Administrative

SG&A expense increased $1.8 million to $9.4 million for the nine months ended September 30, 2010 from $7.6 million for the nine months ended September 30, 2009. The increase was primarily driven by a $0.6 million increase in SG&A expense attributable to the ACCEL acquisition in the first nine months of 2010. As a result of the ACCEL acquisition closing on April 1, 2009, SG&A expense was significantly lower for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2010. In addition, SG&A expense increased another $1.2 million, primarily as a result of a higher level of customer-related sales and support activity. SG&A expense decreased to 15.3% of total revenue for the nine months ended September 30, 2010 from 20.9% of total revenue for the nine months ended September 30, 2009.

  Research and Development

R&D expense increased $0.2 million to $4.4 million for the nine months ended September 30, 2010 from $4.2 million for the nine months ended September 30, 2009. The increase was primarily due to an increase in R&D expense associated with the research instruments business acquired through the ACCEL acquisition. There was no R&D expense related to the research instruments business in our consolidated statement of operations for the three months ended March 31, 2009. Additionally, our costs increased in the nine months ended September 30, 2010 as we increased our R&D personnel to support the higher level of R&D on new products and solutions. We continue to make investments in R&D that we believe will generate future growth. R&D expense decreased to 7.2% of total revenue for the nine months ended September 30, 2010 from 11.5% of total revenue for the nine months ended

September 30, 2009. The decrease in R&D expense as a percentage of total revenue resulted primarily from higher sales volume leverage.

  Other, net

Other, net was zero for the nine months ended September 30, 2010, compared to $1.7 million for the nine months ended September 30, 2009. The prior year charges represented a bargain purchase gain of $2.4 million on the ACCEL acquisition, partially offset by a $0.7 million impairment charge relating to certain fixed assets.

  Interest and Other Income (Expense), net

Interest and other income (expense), net during the nine month periods ended September 30, 2010 and 2009 was $(1.1) million and $(1.2) million, respectively.

During the nine months ended September 30, 2010 and 2009, the major component within interest and other income (expense), net consisted of net interest expense of $1.2 million and $1.1 million, respectively, related to loans from Bruker affiliates.

  Income Tax Provision (Benefit)

The income tax provision for the nine months ended September 30, 2010 was $1.0 million compared to an income tax benefit of $0.6 million for the comparable period of 2009. The change in our income tax provision relates to profitable results for the nine months ended September 30, 2010 in our Bruker EAS GmbH subsidiary as compared to the prior period when we had losses.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

  Revenue

Total revenue increased $15.9 million, or 36.0%, to $60.1 million for the year ended December 31, 2009 from $44.2 million for the year ended December 31, 2008. The increase in revenue was attributable to $21.0 million of revenue from device sales that were recognized in the nine months ended December 31, 2009, following the April 2009 ACCEL acquisition. The increase in revenue from devices was partially offset by lower LTS and Cuponal sales in 2009 compared to 2008.

LTS sales decreased $4.1 million, or 10.3%, to $36.1 million for the year ended December 31, 2009 from $40.3 million for the year ended December 31, 2008. The decrease was attributable to unfavorable foreign exchange effects, as well as decreased global demand for our customers' MRI systems due to the deterioration of global economic conditions, which resulted in reduced hospital and medical clinic funding for capital investment and softer LTS demand in the first nine months of 2009. Revenue from LTS sales was $12.1 million for the three months ended December 31, 2009, up from an average of approximately $8.0 million per quarter in the first nine months of 2009. The increase in LTS sales in the last three months of 2009 was primarily attributable to a turnaround in demand from our clinical MRI customers. HTS sales increased to $1.0 million in 2009, compared to $0.6 million in 2008, as a result of a higher level of shipments of current lead components for "big science" research.

Cuponal sales decreased $1.2 million, or 35.4%, to $2.1 million for the year ended December 31, 2009 from $3.3 million for the year ended December 31, 2008. The decrease was a result of the deterioration of global economic conditions and lower copper prices in the first half of 2009, which resulted in increased demand for pure copper wire and busbar systems, which are competitor products to Cuponal. Cuponal sales increased from $0.8 million for the first half of 2009 to $1.3 million for the six months ended December 31, 2009 as a result of higher copper prices in the second half of 2009.

  Gross Profit

Gross profit increased $5.5 million to $9.3 million for the year ended December 31, 2009 from $3.8 million for the year ended December 31, 2008. Gross margin increased to 15.4% for the year ended December 31, 2009 from 8.5% for the year ended December 31, 2008. The increase was driven by the inclusion of sales of devices from the ACCEL acquisition, which positively impacted our gross margin during the last nine months of 2009. In addition, gross margin was positively impacted by improvements in LTS gross margin during the year, which was a result of the effects of commodity prices on inventory.

  Operating Expenses

          Selling, General and Administrative

SG&A expense increased $5.3 million to $11.3 million for the year ended December 31, 2009 from $6.0 million for the year ended December 31, 2008. The increase was due to an increase in SG&A expense associated with the acquisition and then the operation of the research instruments business acquired in the ACCEL acquisition. There was no SG&A expense related to the operations of this business in our consolidated statement of operations for the year ended December 31, 2008, and only $0.2 million of acquisition-related legal fees in 2008 associated with due diligence conducted on this business. Included in the $11.3 million of expenses in 2009 was $0.8 million of legal and tax related professional fees incurred in connection with the ACCEL acquisition. SG&A expense increased to 18.8% of total revenue for the year ended December 31, 2009 from 13.5% of total revenue for the year ended December 31, 2008.

          Research and Development

R&D expense decreased $1.2 million to $4.5 million for the year ended December 31, 2009 from $5.7 million for the year ended December 31, 2008. The decrease was attributable to efforts to contain R&D costs as LTS sales declined during the year and to the transfer of some R&D personnel to manufacturing positions. R&D expense decreased to 7.5% of total revenue for the year ended December 31, 2009 from 13.0% of total revenue for the year ended December 31, 2008. The decrease as a percentage of total revenue was attributable to higher sales volume leverage and cost saving initiatives in certain areas of R&D.

          Other, net

Other, net was $1.0 million for the year ended December 31, 2009. There was no other operating income or expense in the prior year. The 2009 charges represented a bargain purchase gain of $1.7 million on the ACCEL acquisition, partially offset by a $0.7 million impairment charge relating to certain fixed assets.

  Interest and Other Income (Expense), net

Interest and other income (expense), net during the year ended December 31, 2009 was $(1.0) million, compared to $(31,000) for the year ended December 31, 2008.

During the year ended December 31, 2009, the major components within interest and other income (expense), net consisted of net interest expense of $1.4 million and realized and unrealized gains on foreign currency transactions of $0.1 million. During the year ended December 31, 2008, the major components within interest and other income (expense), net consisted of net interest expense of $0.1 million and realized and unrealized gains on foreign currency transactions of $0.2 million.

  Income Tax Provision (Benefit)

The income tax provision for the year ended December 31, 2009 was $0.1 million compared to an income tax benefit of $0.1 million for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

  Revenue

Total revenue increased $4.8 million, or 12.3%, to $44.2 million for the year ended December 31, 2008 from $39.4 million for the year ended December 31, 2007. The increase in revenue was attributable to higher LTS sales and an increase of approximately $2.3 million from the impact of foreign exchange due to the weakening of the U.S. dollar versus the Euro.

LTS-related revenue increased $5.4 million, or 15.4%, to $40.3 million for the year ended December 31, 2008 from $34.9 million for the year ended December 31, 2007. The increase in LTS revenue was primarily attributable to a $6.3 million increase in LTS wire shipments in 2008 compared to 2007, primarily reflecting higher demand from GE Healthcare and Bruker BioSpin. This increase in LTS wire sales was partially offset by a $0.9 million reduction in funding from Bruker BioSpin for the development of special Powder in Tube, or PIT, wire used in Bruker BioSpin's magnet production operations. PIT development revenue, included in other revenue, was $0.7 million in 2008 compared to $1.6 million in 2007.

HTS sales decreased $0.7 million, or 51.3%, to $0.6 million for the year ended December 31, 2008 from $1.3 million for the year ended December 31, 2007. The decrease in HTS revenue was attributable to lower HTS demand in 2008 from Siemens for HTS wire for rotating machine applications.

Cuponal sales increased $0.1 million to $3.3 million for the year ended December 31, 2008 from $3.2 million for the year ended December 31, 2007.

  Gross Profit

Gross profit decreased $1.3 million to $3.8 million for the year ended December 31, 2008 from $5.0 million for the year ended December 31, 2007. Gross margin decreased to 8.5% for the year ended December 31, 2008 from 12.8% for the year ended December 31, 2007. The decrease was primarily driven by a higher volume of sales denominated in U.S. dollars, which weakened during the year relative to the Euro, and the unfavorable translation of costs denominated in Euros. In addition, gross margin was affected by higher costs for maintenance and utilities due to an increase in consumption to support the higher level of LTS wire production, as well as higher electric rates.

  Operating Expenses

          Selling, General and Administrative

SG&A expense increased $1.3 million to $6.0 million for the year ended December 31, 2008 from $4.7 million for the year ended December 31, 2007, partially due to the unfavorable translation of our expenses denominated in Euros, as the Euro appreciated during the year relative to the U.S. dollar. We also experienced increased personnel costs and corporate charges from Bruker in 2008, as well as $0.2 million of professional legal fees associated with due diligence related to the ACCEL acquisition. Finally, SG&A expense increased because of the establishment of a customer support office in the United States in March 2008. SG&A expense increased to 13.5% of total revenue for the year ended December 31, 2008 from 11.9% of total revenue for the year ended December 31, 2007.

          Research and Development

R&D expense increased $0.5 million to $5.7 million for the year ended December 31, 2008 from $5.3 million for the year ended December 31, 2007. The increase was primarily due to unfavorable translation of our expenses denominated in Euros, as the Euro appreciated during the year relative to the U.S. dollar. R&D expense decreased to 13.0% of total revenue for the year ended December 31, 2008 from 13.4% of total revenue for the year ended December 31, 2007.

          Interest and Other Income (Expense), net

Interest and other income (expense), net during the year ended December 31, 2008 was $(31,000), compared to $(0.4) million for the year ended December 31, 2007.

During the year ended December 31, 2008, the major components within interest and other income (expense), net consisted of net interest expense of $0.1 million and realized and unrealized gains on foreign currency transactions of $0.2 million. During the year ended December 31, 2007, the major components within interest and other income (expense), net consisted of net interest expense of $0.1 million and realized and unrealized losses on foreign currency transactions of $0.2 million.

          Income Tax (Benefit) Provision

The income tax benefit for the year ended December 31, 2008 was $0.1 million compared to an income tax provision of $0.1 million for the year ended December 31, 2007.

Liquidity and Capital Resources

Historically, we have financed our operations through a combination of cash flows from operating activities and debt and equity financings from Bruker. At September 30, 2010, we had $3.0 million in cash. We believe that our cash flows from operating activities, current cash resources and borrowing capability under our existing debt arrangements and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through the next several years. We may, however, require additional liquidity at some point in the future as we continue to execute our business strategy. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of indebtedness, equity financings or a combination of these potential sources of liquidity.

In connection with the acquisition of Bruker EAS, Bruker HTS GmbH, or Bruker HTS, and Hydrostatic Extrusions Ltd. from Bruker BioSpin Corporation (a wholly-owned subsidiary of Bruker), in December 2008, we executed a loan agreement in the aggregate principal amount of $50.0 million with Bruker. At September 30, 2010 and December 31, 2009, the aggregate amount of borrowings under the note was $24.4 million and $23.4 million, respectively. The loan bears interest at an annual rate of 5.0%; interest accrues quarterly and both interest and principal are due upon maturity. The loan is unsecured and has a maturity date of December 12, 2013.

In September 2009, we issued a note in the aggregate principal amount of $10.0 million to Bruker BioSpin Corporation. Amounts drawn on the note are used to provide working capital. At September 30, 2010 and December 31, 2009, the aggregate amount of borrowings under the note was $5.9 million and $3.7 million, respectively. The loan bears interest at an annual rate of 5.0%; interest accrues quarterly and both interest and principal are due upon maturity. The loan is unsecured and has a maturity date of September 30, 2013.

In September 2009, we issued a note in the aggregate principal amount of €5.5 million (approximately $8.0 million) to Bruker BioSpin GmbH. Amounts drawn on the note are used to provide working capital. At September 30, 2010 and December 31, 2009, the aggregate amount of borrowings under the note was $0.0 million and $1.4 million, respectively. The loan bears interest at an annual rate of 3.5%. The loan is unsecured and is payable on June 30th of each calendar year.

In September 2009, we issued a note in the aggregate principal amount of €1.5 million (approximately $2.2 million) to Bruker BioSpin GmbH. Amounts drawn on the note are used to provide working capital. At September 30, 2010 and December 31, 2009, the aggregate amount of borrowing under the note was $1.4 million. The loan bears interest at an annual rate of 3.5%. The loan is unsecured and is payable on June 30th of each calendar year.

In June 2010, we entered into a loan agreement with Bruker BioSpin GmbH for a €0.6 million loan (approximately $0.7 million) with a stated interest rate of 3.5% per annum. The funds were used for working capital purposes. As of September 30, 2010, the outstanding balance on the loan was $0.8 million. This note is payable on demand.

In September 2010, we entered into a loan agreement with Bruker BioSpin GmbH for a €0.6 million loan (approximately $0.8 million) with a stated interest rate of 3.5% per annum. The funds were used for working capital purposes. As of September 30, 2010, the outstanding balance on the loan was $0.8 million. This note is payable on demand.

At September 30, 2010, the amount available for borrowing under the loan agreements was $37.9 million. In October and November 2010, we borrowed an additional $7.6 million from Bruker and $0.2 million from Bruker BioSpin Corporation for working capital purposes, reducing the amount available for borrowing to $30.1 million.

Upon the closing of the offering, we intend to use a portion of the proceeds of this offering to repay the full principal amount then outstanding on the notes payable to Bruker BioSpin GmbH. Additionally, upon closing of this offering, the outstanding notes payable to Bruker and Bruker BioSpin Corporation will be terminated and replaced by new notes to Bruker and Bruker BioSpin Corporation, each in a principal amount equal to the amount outstanding on the existing notes on the closing date of this offering. Interest on the replacement notes will accrue at 5.0% per annum. The principal amounts of the new notes will be repayable in twelve equal quarterly installments, commencing with the quarterly period that begins six months after the closing of this offering.

We maintain several lines of credit at financial institutions in Germany with aggregate maximum credit amounts of approximately $32.5 million and $35.6 million at September 30, 2010 and December 31, 2009, respectively. As of September 30, 2010 and December 31, 2009, we had no outstanding borrowings under these lines of credit. Taking outstanding letters of credit, related to bank guarantees, into consideration, which reduce our availability to borrow under the lines of credit, we had availability of approximately $1.1 million and $15.7 million at September 30, 2010 and December 31, 2009, respectively. The bank guarantee arrangements guarantee the refund of advance payments received from customers in the event that the merchandise is not delivered in compliance with the terms of the contract. Our lines of credit are secured by Bruker through a parent guarantee. At both September 30, 2010 and December 31, 2009, the weighted average interest rates on revolving lines of credit was 7.2%. These lines of credit are revocable at the banks' option.

Consolidated Cash Flows

The following table summarizes information with respect to our consolidated cash flows for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010

				(unaudited)

Net cash (used in) provided by operating activities	$(7,383)	$(4,354)	$14,144	$(2,643)	$(15,474)
Net cash used in investing activities	(2,597)	(2,491)	(2,556)	(2,030)	(3,855)
Net cash provided by financing activities	3,656	7,107	6,216	3,996	6,136

Nine Months Ended September 30, 2010 and 2009

  Cash Flows from Operating Activities

Net cash used in operating activities was $15.5 million for the nine months ended September 30, 2010. Our net loss of $5.0 million during the first nine months of 2010, as well as an increase in inventory of $12.5 million, an increase in prepaid and other assets of $3.5 million, and a decrease in customer advances of $0.4 million all contributed to the net cash used in the first nine months of 2010. The increase in inventory was due to a build-up of inventory in response to increased volumes of orders from our customers, including on the ITER fusion energy project. Significant working capital changes that offset negative cash flows in the first nine months of 2010 included an increase in other liabilities of $3.0 million and an increase of accounts payable of $0.7 million. Non-cash charges in the first nine months of 2010 included $0.3 million related to stock-based compensation expense, $0.2 million related to a provision for the writedown of inventory, and $2.5 million of depreciation and amortization expenses on property, plant and equipment and intangible assets, offset by a $0.7 million change in deferred taxes and $0.2 million related to changes in the fair value of forward foreign currency exchange contracts.

Net cash used in operating activities was $2.6 million for the nine months ended September 30, 2009. Our net loss of $5.2 million during the first nine months of 2009, as well as an increase in accounts receivable of $1.7 million, and an increase in inventory of $4.1 million all contributed to the net cash used in the first nine months of 2009. The increase in accounts receivable and inventories was primarily driven by changes in the activity on our percentage of completion contracts. Significant working capital changes that offset negative cash flows in the first nine months of 2009 included an increase in other liabilities of $0.6 million, an increase in accounts payable of $3.0 million, an increase in customer advances of $2.1 million, and an increase in deferred revenue of $1.0 million. Non-cash charges in the first nine months of 2009 included $1.5 million of depreciation and amortization expense on property, plant and equipment and intangible assets, $2.6 million related to a provision for the writedown of inventory, and $0.7 million in impairment charges, offset by a gain on bargain purchase of $2.4 million and $0.6 million change in deferred taxes.

  Cash Flows from Investing Activities

Net cash used in investing activities was $3.9 million and $2.0 million, respectively, for the nine months ended September 30, 2010 and 2009. The net cash used in investing activities in the first nine months of 2010 was due to purchases of property, plant and equipment of $3.9 million, primarily in support of our HTS scale-up. In the first nine months of 2009, net cash used in investing activities was primarily due to purchases of property, plant and equipment of $1.6 million. In addition, we paid $0.4 million to Varian Medical Systems, Inc. for the purchase of the ACCEL research instruments business.

  Cash Flows from Financing Activities

Net cash provided by financing activities was $6.1 million for the nine months ended September 30, 2010 and $4.0 million for the nine months ended September 30, 2009. The cash provided by financing activities was primarily associated with net loans from Bruker of $6.2 million in the first nine months of 2010, and net loans from Bruker affiliates of $4.0 million in the first nine months of 2009.

Years Ended December 2009, 2008, and 2007

  Cash Flows from Operating Activities

Net cash provided by operating activities was $14.1 million for the year ended December 31, 2009. Our net loss of $6.7 million during the year ended December 31, 2009 was offset by a $15.0 million increase in customer advances, and non-cash charges of $3.1 million of depreciation and amortization expense on property, plant and equipment and intangible assets and $0.9 million related to a provision for the writedown of inventory. The increase in customer advances is primarily attributed to a large down payment received on the ITER fusion energy contract that was awarded late in 2009. Other significant working capital changes that contributed to positive cash flow for the year ended December 31, 2009 included an increase in other liabilities of $1.5 million, an increase in deferred revenue of $1.2 million, and an increase in accounts payable of $3.1 million. Significant working capital changes that offset positive cash flows in 2009 included an increase in accounts receivable of $4.0 million as a result of increased revenue from our customers.

Net cash used in operating activities was $4.4 million for the year ended December 31, 2008. Our net loss of $7.9 million during the year ended December 31, 2008 was offset by a $3.1 million increase in deferred revenue, and non-cash charges of $2.5 million of depreciation and amortization expense on property, plant and equipment and intangible assets. Significant working capital changes that also contributed to negative cash flows in 2008 included an increase in inventories of $3.8 million as a result of increased volumes of orders from our customers. Significant working capital changes that offset negative cash flow for the year ended December 31, 2008 included a decrease in accounts receivable of $2.5 million.

Net cash used in operating activities was $7.4 million for the year ended December 31, 2007. Our net loss of $5.4 million during the year ended December 31, 2007 was offset by non-cash charges of $2.7 million of depreciation and amortization expense on property, plant and equipment and intangible assets. Other significant working capital changes that contributed to negative cash flows in 2007 included an increase in accounts receivable of $2.9 million and an increase in inventories of $2.2 million as a result of increased volumes of orders from our customers.

  Cash Flows from Investing Activities

Net cash used in investing activities was $2.6 million for the year ended December 31, 2009 compared to $2.5 million for the year ended December 31, 2008 and $2.6 million for the year ended December 31, 2007. The net cash used in investing activities in 2009 was related to purchases of property, plant and equipment of $2.2 million, primarily in support of our LTS and HTS capabilities, and $0.4 million cash paid for the acquisition of the ACCEL research instruments business. In 2008, the net cash used in investing activities was primarily due to purchases of property, plant and equipment of $2.3 million. Net cash used in investing activities in 2007 was due to purchases of property, plant and equipment of $2.6 million.

No material capital expenditure commitments were outstanding as of December 31, 2009.

  Cash Flows from Financing Activities

Net cash provided by financing activities was $6.2 million for the year ended December 31, 2009 compared to $7.1 million for the year ended December 31, 2008 and $3.7 million for the year ended December 31, 2007. In 2009, the cash provided by financing activities was primarily attributed to net loans from Bruker of $6.2 million. In 2008, the net cash provided by financing activities was primarily associated with $10.0 million in capital contributions from Bruker, offset by pay downs on external bank debts of $3.2 million. In 2007, the net cash provided by financing activities was primarily associated with $9.4 million in capital contributions from Bruker, offset by pay downs on notes payable to banks totaling $5.9 million.

Our future capital uses and requirements depend on numerous factors, including our success in selling our existing products, our progress in R&D, our ability to introduce and sell new products, our sales and marketing expenses, our need to expand production capacity, costs associated with possible acquisitions, expenses associated with unforeseen litigation, regulatory changes, competition and technological developments in the market.

  Income Tax Return Attributes

As of December 31, 2009, we did not have any net operating loss or tax credit carryforwards available to reduce future U.S. taxable income due to the use of our net operating losses and tax credit carryforwards by Bruker. We were included in Bruker's 2009 U.S. consolidated Federal Income Tax Return. As of December 31, 2009, there was approximately $8.3 million of German net operating losses that are being carried forward indefinitely.

Off-Balance Sheet Arrangements

As of December 31, 2009, we did not have any off-balance sheet guarantees or arrangements with unconsolidated entities. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations and Commitments

The following table summarizes maturities for our significant financial obligations as of December 31, 2009 (in thousands):

Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years

Operating lease obligations	$11,242	$2,727	$4,870	$2,578	$1,067
Pension liabilities	5,008	106	269	459	4,174
Earn-out payments	4,307	247	744	1,390	1,926
Derivative liabilities	24	24	—	—	—
Uncertain tax contingencies	31	—	31	—	—
Notes payable to affiliates(1)	28,598	1,433	—	27,165	—

(1)
In 2010, we borrowed additional funds from affiliates for a total amount of $41.1 million outstanding as of December 1, 2010.

Uncertain tax contingencies are positions taken or expected to be taken on an income tax return that may result in additional payments to tax authorities. The total amount of uncertain tax contingencies is included in the "1–3 Years" column as we are not able to reasonably estimate the timing of potential future payments. If a tax authority agrees with the tax position taken or expected to be taken or the applicable statute of limitations expires, then additional payments will not be necessary.

Stock-Based Compensation Arrangements

Prior to October 2009, we had not granted any stock-based awards to our employees or others. In October 2009, our Board of Directors adopted the Bruker Energy & Supercon Technologies, Inc. 2009 Stock Option Plan, or the Plan. The Plan provides for the issuance of up to 1,600,000 shares of our common stock in connection with awards granted under the Plan. The Plan allows a committee of our Board of Directors, or the Committee, to grant incentive stock options, non-qualified stock options and restricted stock. The Committee has the authority to determine which employees will receive the awards, the amount of the awards and other terms and conditions of the awards.

We recognize compensation expense for all stock-based awards based on the grant date fair value of the awards. Compensation expense for stock-based awards is amortized on a straight-line basis over the underlying vesting terms of the awards. We estimate the fair value of stock-based awards using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards requires the use of highly subjective assumptions, including the expected term of the award and the expected stock price volatility. The stock options granted during the nine months ended September 30, 2010 were legally outstanding per the terms of the Plan. The assumptions for volatility, expected life, dividend yield and risk-free interest rate for the year ended December 31, 2009 and the nine months ended September 30, 2010 are presented in the table below:

	Year Ended December 31, 2009	Nine Months Ended September 30, 2010

Risk-free interest rate	2.82%	2.00%–3.32%
Expected life	6.5 years	6.0 years
Volatility	80.0%	80.0%
Expected dividend yield	—	—

The assumptions used in determining the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change, and we use different assumptions, our share-based compensation could be materially different in the future. The risk-free interest rate is the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected life assumption. The expected term is determined through the simplified method as defined in SEC Staff Accounting Bulletin No. 110. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. We believe that the simplified method is the best estimate of the expected term of a new option because there was no public market for our common stock prior to this offering, and therefore, we do not have sufficient history to estimate the expected term. The expected volatility is based on a group of publicly-traded peer companies and we expect to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly-traded stock price. For purposes of identifying publicly-traded peer companies, we selected publicly-traded companies that are generally engaged in the production of alternative energy and fuel cells, or are developing other applications for superconducting materials and have sufficient trading history to derive a historic volatility rate and have similar vesting terms of granted options. We have not paid and do not anticipate paying cash dividends on shares of our common stock; therefore, the expected dividend yield is assumed to be zero. We also only recognize compensation expense for the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures based on the historical rate of Bruker. We used this estimated rate because we lack company-specific forfeiture experience, but expect that our experience will be similar to that of the other Bruker divisions. Our estimated forfeiture rate was 5.8% as of December 31, 2009 and 5.0% as of September 30, 2010. If our actual forfeiture rate varies from our estimates, additional adjustments to compensation expense may be required in future periods.

The following table presents the grant dates and related exercise prices of stock options granted since October 1, 2009:

Date of Issuance	Nature of Issuance	Number of Shares	Exercise Price per Share	Per Share Estimated Fair Value of Common Stock(1)	Per Share Weighted Average Estimated Fair Value of Common Stock(2)

October 1, 2009	Option Grant	730,000	$3.50	$3.50	$2.52
April 1, 2010	Option Grant	30,000	10.00	10.00	7.02
July 1, 2010	Option Grant	15,000	10.00	10.00	6.96
August 16, 2010	Option Grant	25,000	10.00	10.00	7.12

(1)
The per share estimated fair value of common stock represents the determination by our Board of Directors of the fair value of our common stock as of the date of grant, taking into account various objective and subjective factors and including the result, if applicable, of valuations of our common stock.
(2)
The per share weighted average estimated fair value of common stock was computed based on the Black-Scholes option-pricing model with the assumptions disclosed above and in the notes to our consolidated financial statements.

We have granted stock options at exercise prices not less than the fair value of our common stock as determined by our Board of Directors, with input from management. Our Board of Directors has determined, with input from management, the estimated fair value of our common stock on the date of grant based on a number of objective and subjective factors, including:

  •
  the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company;

  •
  trading multiples based on a group of peer companies;

  •
  contemporaneous and retrospective valuations performed by an independent valuation specialist;

  •
  our stage of development and revenue growth;

  •
  the illiquid nature of our common stock; and

  •
  external market conditions affecting our industry.

We did not obtain a contemporaneous valuation of the fair value of our common stock for the grant issued in October 2009, but did obtain a retrospective valuation from an independent third-party valuation specialist in August 2010 that is discussed below.

Our Board of Directors also considered a contemporaneous valuation provided by management from an independent third-party valuation specialist in determining fair value of our common stock. The valuation was prepared as of April 1, 2010, and valued our common stock at $10.00 per share. The valuation, as described in more detail below, has been used to help the Board of Directors estimate the fair value of our common stock for the option grant made on April 1, 2010.

The retrospective valuation as of October 2009 and the contemporaneous valuation as of April 2010 were prepared in a manner consistent with that prescribed by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid. We used the income approach to determine the fair value of our common stock. This method assumes that: (i) a business is worth today what it can generate in future cash to its owners; (ii) cash today is worth more than an equal amount of cash in the future; (iii) future cash flows can be predicted; and (iv) the cost of capital and investors' required returns can be estimated. We believe that the valuation methodology that was used was consistent with the Practice Aid.

Stock Option Grants in the Year Ended December 31, 2009

Our Board of Directors granted options to purchase 730,000 shares of our common stock on October 1, 2009, with each having an exercise price of $3.50 per share. In addition to considering the objective and subjective factors listed above, the Board of Directors considered the analysis provided by management of the fair value of our common stock in October 2009.

Additionally, we engaged an independent third party valuation specialist to perform a retrospective valuation of the fair value of our common stock using the income approach, which looks at projected future cash flows, to value us from among the alternatives discussed in the Practice Aid. The retrospective valuation, which valued our common stock at $3.10 per share, corroborated the Board of Directors' estimate of fair value of $3.50 per share.

Under the income approach, the valuation applied the discounted cash flow method. Future values were discounted to present value using a discount rate of 15%. In determining the appropriate discount rate, we determined our weighted average cost of capital based on comparable companies. The terminal value was calculated using an exit multiple approach, which applied a revenue multiple of 1.5. Additionally, we applied a discount for lack of marketability due to the fact that there is no established trading market for our common stock. We determined the size of the discount for lack of marketability by considering a number of factors including published studies, research of private transactions prior to public offering and certain court decisions. These factors indicate a wide range of potential discounts, ranging from 10 percent to 50 percent. A discount of 10 percent for lack of marketability was applied after considering a number of factors, including the prospects and timeframe for an initial public offering of our stock.

Stock Option Grants in the Nine Months Ended September 30, 2010 and to the date of this filing

Our Board of Directors granted options to purchase 30,000 shares of our common stock to two members of the Board of Directors in April 2010 at an exercise price of $10.00 per share. In addition to considering the objective and subjective factors listed above, the Board of Directors considered the contemporaneous valuation of April 1, 2010 provided by management from an independent third-party valuation specialist.

We used the same valuation methodology as was used in the October 1, 2009 retrospective valuation, except that we applied a discount for lack of marketability of 5% and a revenue multiple of 2.0, and updated our cash flow projections for four material changes in our business:

  •
  Our proof of concept achieved in November 2009 of a single-phase, shielded-type iSFCL in cooperation with AREVA T&D, which validated our technical approach in a product development area that represents an important future sales growth opportunity for us;

  •
  The receipt in December 2009 of an order to supply 37 metric tons of high-performance superconducting NbSn wire to the ITER international fusion energy project for a selling price of €24.5 million, or approximately $36 million, then the largest order in our and Bruker's history;

  •
  Completion of a study we commissioned from an unrelated third-party in March 2010, which indicated that the CGM market potential was eight to ten times larger than we had predicted, further resulting in a significant increase in our CGM sales projections in our long range plan; and

  •
  An increase in our backlog from $60.4 million as of September 30, 2009 to $100.7 million as of June 30, 2010, despite our recognizing a significant amount of revenue during that nine-month period, as a result of not only the receipt of the ITER order, but a series of other significant new contracts as well.

We believe each of these events had a material impact on our overall enterprise value, as did our preliminary discussions about the likelihood of a liquidity event with various interested financial advisers given current market conditions for alternative energy technologies. As a result, the estimated fair value of our common stock increased to $10.00 per share in the April 1, 2010 valuation, as compared to $3.50 per share in the October 1, 2009 valuation.

In July 2010, the Board of Directors granted stock options to purchase 15,000 shares of our common stock to two directors at an exercise price of $10.00 per share that represented no increase in the fair value of our common stock. At that time, the third quarter of 2010 had not been completed and the Board of Directors determined that no other events had occurred that would warrant any change in the valuation since the last determination of fair value.

Additionally, in August 2010, the Board of Directors granted a stock option to purchase 25,000 shares of our common stock to one employee at an exercise price of $10.00 per share, equal to the fair value of our common stock determined by the Board of Directors.

While the assumptions used to calculate and account for stock-based compensation awards represents our best estimates, these estimates involve inherent uncertainties and the application of judgment. As a result, if revisions are made to our underlying assumptions and estimates, our stock-based compensation expense could vary significantly from period to period. The total estimated compensation cost related to stock options not yet recognized was approximately $1.7 million as of December 31,

2009 and $1.9 million as of September 30, 2010. The weighted-average period over which this expense is expected to be recognized is approximately 4.5 and 3.6 years, respectively. See Notes 2 and 17 to our consolidated financial statements located in this prospectus for further discussion of stock-based compensation.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Our reporting currency is the U.S. dollar. We market our products in many countries and a substantial portion of our sales and a portion of our costs and expenses are denominated in currencies other than the U.S. dollar, including the Euro and British Pound. Currently, we generate approximately 31% of our revenue in U.S. dollars and the remainder in other currencies. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, while revenue, costs and expenses of foreign subsidiaries are translated at average exchange rates for each period. The effects of these translation adjustments are reported as a separate component of stockholders' deficit. Exchange gains (losses) on foreign currency transactions are included in interest and other income (expense). When the exchange rates relative to the U.S. dollar fluctuate, there could be a material impact on revenue, costs and expenses.

We are exposed to certain market risks associated with its ongoing business operations. The primary risks that are managed by using derivative instruments are associated with changes in foreign exchange rates. We periodically enter into foreign currency contracts in order to minimize the volatility that fluctuations in currency exchange rates have on our cash flows related to purchases and sales denominated in foreign currencies. Under these arrangements, we typically agree to purchase a fixed amount of a foreign currency in exchange for a fixed amount of U.S. Dollars or other currencies on specified dates with maturities of less than 12 months. These transactions do not qualify for hedge accounting and, accordingly, the instruments are recorded at fair value with the corresponding gains and losses recorded in the statements of operations. At December 31, 2009, we had no outstanding forward contracts. At September 30, 2010, we had forward currency exchange contracts with notional amounts aggregating $8.9 million and maturing within the years ended 2010, 2011, and 2012. As of September 30, 2010, these instruments were in a gain position of $0.2 million, of which $0.1 million represented a current asset.

Commodity Risk

We are exposed to certain commodity risks associated with prices for various raw materials. The prices of copper and certain other raw materials, particularly NbTi, used to manufacture superconductors have increased significantly over the last decade. Copper and NbTi are the main components of LTS and continued commodity price increases for copper and NbTi as well as other raw materials may negatively affect our profitability. Periodically, we enter into commodity forward purchase contracts to minimize the volatility that fluctuations in the price of copper have on our sales of these commodities. At December 31, 2009 and September 30, 2010, we had fixed price commodity contracts with notional amounts aggregating $0.9 million and $2.0 million, respectively. As of December 31, 2009 and September 30, 2010, these instruments were in a gain position of $0.3 million and $0.2 million, respectively, which were recorded in other current assets.

Impact of Inflation

We do not believe inflation has had a material impact on our business or operating results during the periods presented.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, income taxes, allowance for doubtful accounts, inventories, other intangible assets and long-lived assets, warranty costs and derivative financial instruments. We base our estimates and judgments on historical experience, current market and economic conditions, industry trends and other assumptions that we believe are reasonable and form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following critical accounting policies to be both those most important to the portrayal of our financial position and results of operations and those that require the most subjective judgment.

Revenue Recognition

Our revenue is derived from product sales. Some of our revenue derives from contracts to design, develop and manufacture complex electronic equipment to a buyer's specification over multiple accounting periods. Such revenue is accounted for under the percentage-of-completion method. We apply this method to product offerings that are manufactured on a project-by-project basis in accordance with detailed customer specifications. The application of the percentage-of-completion method involves estimations with regard to the extent of progress toward completion of the contract, its revenue and its costs. We have an established process of estimating and reviewing project costs. Project progress under the percentage-of-completion method is measured by the ratio of cost incurred to-date to the estimate of total project costs. In the event that we are not capable of making reasonable and dependable project cost estimates, the completed contract method of revenue recognition would be used.

For those product sales not accounted for under the percentage-of-completion method, revenue is recognized when persuasive evidence of an arrangement exists, the contract price is fixed or determinable, the product or accessory has been delivered, title and risk of loss have passed to the customer and collection of the resulting receivable is reasonably assured. Our products are warranted to be free from defect for a period that is typically one to two years.

Other revenue comprised research revenue, which is recognized as we perform the services required under the arrangement.

Inventory Valuation

Components of inventory include raw materials, work-in-process, consignment, and finished goods. Consignment stock consists of wire that is maintained offsite for our customers, Siemens Medical and GE. All inventories are stated at the lower of cost or market. Cost is determined principally by the weighted average cost method. We reduce the carrying value of our inventories for differences between cost and estimated net realizable value, taking into consideration usage in the preceding 12 months, expected demand, technological obsolescence and other information. We record a charge to cost of revenue for the amount required to reduce the carrying value of inventory to net realizable value. Costs associated with the procurement and warehousing of inventories, such as inbound freight charges and purchasing and receiving costs, are also included in inventories and, subsequently, in the cost of product revenue line item within the statements of operations.

Income Taxes

We use the asset and liability approach to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

We account for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Our financial statements recognize the current and deferred income tax consequences that result from our activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification Topic ("ASC") 740, Income Taxes, as if we were a separate taxpayer rather than a member of Bruker's consolidated income tax return group.

Warranty Costs

We typically provide a one to two year product warranty with the purchase of superconducting wire and devices. The anticipated cost for this warranty is based upon historical warranty experience and accrued upon recognition of the sale. Warranty costs are typically incurred within the first year of the sale and are reported as a current liability on the accompanying balance sheets. There were no long term warranty accruals outstanding for the periods presented.

Intangible Assets and Other Long-lived Assets

Intangible assets consisting of existing technology and related patents with finite useful lives of three to ten years are amortized on a straight-line basis over their estimated useful lives. Finite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. We evaluate recoverability of long-lived assets to be held and used by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the asset. If such an asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value and charged to the statements of operations.

Derivative Financial Instruments

All derivatives, whether designated as hedging relations or not, are recorded on the balance sheets at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based on the exposure being hedged, as a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation.

A fair value hedge is a derivative instrument designated for the purpose of hedging the exposure of changes in fair value of an asset or a liability resulting from a particular risk. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are both recognized in the same caption in the statements of operations. A cash flow hedge is a derivative instrument designated for the purpose of hedging the exposure to variability in future cash flows resulting from a particular risk. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in the results of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the results of operations. A hedge of a net investment in a foreign operation is designated for the purpose of hedging the exposure of changes in value of investments in foreign subsidiaries. If the derivative is designated as a hedge of a net investment in a foreign operation, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income as a part of the currency translation adjustment. Ineffective portions of net investment hedges are recognized in the results of operations. For derivative instruments not designated as hedging instruments, changes in fair value are recognized in the results of operations in the current period.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued Codification Topic No. 105, Generally Accepted Accounting Principles. Codification Topic No. 105 is effective for fiscal years and interim periods, ending after September 15, 2009. Codification Topic No. 105 is intended to improve financial reporting by identifying the FASB Accounting Standards Codification and rules and interpretive releases of the SEC under authority of federal securities laws as the sole sources of authoritative accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for SEC registrants. The adoption of Codification Topic No. 105 did not have a material impact on our results of operations, financial position or cash flows.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. Accounting Standards Update 2010-06 will require new disclosures about transfers in and out of Levels 1 and 2 of the fair value hierarchy and activity, including purchases, sales, issuances and settlements, in Level 3 fair value measurements. The requirements of Accounting Standards Update 2010-06 will be effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3 fair value measurements which will be effective for interim and annual periods beginning after December 15, 2010. We are currently assessing the impact that the additional disclosure requirements will have on our results of operations and financial position.

In September 2009, the Emerging Issues Task Force reached consensus on FASB Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. FASB Accounting Standards Update 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. FASB Accounting Standards Update 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, however, early adoption is permitted. We are currently assessing the impact that this update will have on our results of operations and financial position and when we will adopt these requirements.

Industry Background

Background on Superconductivity

Electrical resistance in a conventional conductor produces heat and thus dissipates power. In contrast, superconductors can carry very high electrical currents with minimal resistive loss. For direct electrical currents, or DC, superconductors have near zero resistance, which means there is no power loss as long as the currents do not exceed a critical current density. For alternating currents, or AC, the resistance in a superconductor is not zero, but is still significantly lower than in normal conductors. As a result, the use of superconductors can reduce power losses and increase energy efficiency in applications that require relatively high electrical currents. In addition, superconductors can also carry significantly more electricity than a comparably sized conventional conductor.

Superconductivity in metallic materials was discovered in 1911, when cooling metallic materials to a temperature of 4 Kelvin, or K, eliminated electrical resistance. Liquid helium was initially, and for subsequent decades, the only possible source for cooling metallic materials to a temperature of 4K. These metallic superconductors are now known as low temperature superconductors, or LTS. In 1986, high temperature superconductivity was discovered in ceramic materials. Ceramic high temperature superconductors, or HTS, raised the critical temperature above 77K and permitted the use of inexpensive liquid nitrogen as a refrigerant.

Superconducting materials and devices, depending on the application and operating environment, can help save cost through reduced size and weight, simplified infrastructure, novel processes and lower energy losses. However, the cost of cooling materials to achieve a superconductive state may offset either partly, fully or in excess of the benefit provided by superior electrical performance. In many cases, superconductivity is the only possible or practical solution to existing technical challenges, such as generating the ultra-high magnetic fields required for NMR instruments or the high magnetic field strengths employed in MRI systems, high energy physics, semiconductor crystal growing, and fusion research. Recent advances in HTS now permit new superconductivity-based applications that not only incorporate direct electrical and operational benefits, but also enhance performance of the device. We believe that HTS will become the superconducting material of choice for several of these emerging superconducting applications. We believe that the near- or medium-term large scale substitution of LTS with HTS materials in magnets is very unlikely due to advances in LTS cooling efficiency, the level of sophistication in LTS system design and the prohibitive current cost of HTS relative to LTS.

LTS Development and Application

LTS materials have been in commercial use in strong magnets since the 1960s. Manufacturing methods using metallurgical know-how and standard wire drawing techniques are highly efficient and the two most important metallic superconductors, niobium titanium, or NbTi, and niobium tin, or NbSn, can be produced in large quantities by multiple suppliers.

The vast majority of commercial products based an superconductivity today use LTS materials. While the market for LTS-based superconducting products is mature and competitive, LTS is expected to continue to play a dominant role in superconducting magnets. These magnets range from small magnets for tools used in university research applications, to medium-sized clinical and life science MRI and NMR magnets, to very large systems designed for use in large-scale laboratories and fusion research.

HTS Development and Application

Ceramic HTS materials enhance magnet technology by allowing higher operating temperatures and efficient cryogen-free operation in applications where this may be necessary, as well as by allowing much higher magnetic fields that enable the advancement of scientific research. HTS production methods are in late-stage pre-commercialization. HTS is being developed primarily to be used alongside LTS in ultra-high field magnets and for certain laboratory magnets for operation at temperatures above the critical temperature of liquid helium. The process of transition to commercial manufacturing is expected to continue for a few years and to be cost-intensive.

The first generation, or 1G, HTS were based on bismuth-based superconductors embedded in a silver alloy matrix. Cost considerations for 1G HTS rely, to a large extent, on the fluctuating price of silver. Second generation, or 2G, HTS were designed to overcome the cost limitations of 1G HTS. These second generation HTS consist of a crystallographic oriented yttrium-based HTS produced as a stack of various functional thin-film layers on a surface, known as a substrate, for mechanical support. 2G HTS operate at higher temperatures, allowing for simpler cooling systems with reduced cooling effort. This simpler cooling and reduced cooling effort makes possible the introduction of new products for use in various markets that did not previously use superconductivity on a commercial basis.

Most advances in superconductivity in recent years relate to novel ways of employing HTS materials in new commercial products and applications, particularly in applications where space and/or weight are significant factors. Wind turbine generators, for instance, is one such application where both factors are very important. The use of superconducting compact generators could allow for the manufacture of even more powerful wind turbines that otherwise would be prohibitive to build and install with conventional technology. Existing market hurdles to adopting HTS for wind turbine generators include initial comparative pricing, cost of operation and long-term reliability. These barriers can be addressed by a process of long-term in-grid evaluation, continuous performance improvement during development, process optimization and comparative cost reduction. Early commercial adoption of HTS for wind turbine generators is expected by the middle of this decade, with a potential market penetration of 25% to 40% within eight to ten years, according to an independent 2006 study by Navigant Consulting. Rotating machines, such as motors and generators, are another emerging HTS application. HTS motors and generators for ships, which also have space and weight restrictions, are under consideration for future "all electrical ships." HTS motors and generators offer the additional advantage of reduced power losses and therefore higher efficiency. Several prototypes and demonstration facilities for HTS rotating machines exist today and several companies in the electrical, transport and energy industries offer products in early commercial or advanced development stage, including Siemens, American Superconductor, Zenergy Power, or Zenergy, Sumitomo Electric Industries, Oswald Elektromotoren and Toyota.

Superconducting fault current limiters, or SFCL, also exploit the unique electrical properties of superconductors. SFCL are currently being utilized for demonstration purposes in power grids, SFCL were installed in Germany by ACCEL Instruments GmbH in 2004 and by Zenergy in the United States in 2009. Several companies, including Nexans and Zenergy, are in early stages of commercialization. First commercial sales were made by Nexans in Germany and the United Kingdom in 2009 and by Zenergy in the United Kingdom in 2010. Additionally, several companies, including Siemens, in partnership with American Superconductor, and us, in partnership with the distribution arm of Areva T&D, are in advanced stages of technology development and prototype testing. Existing market hurdles to adopting HTS for SFCL include innovation barriers from regulatory or investment limitations in certain industries, particularly electric grid operators, initial comparative pricing, cost of operation and unproven long-term reliability. These barriers can be addressed by a process of long-term in-grid evaluation and continuous improvements of cost and performance during ongoing development and process optimization. Broader commercialization of HTS for SFCL is expected by the middle of this decade, with a potential market penetration of up to 25% within eight to ten years and a final penetration of 50%, based on the 2006 Navigant study.

Business

Overview

We are a superconducting technology and enabling tools company. We develop and provide materials and devices for growing markets in renewable energy, energy infrastructure, healthcare and "big science" research. We integrate our broad technology platform and existing product portfolio and applications know-how in superconductivity with advanced design and manufacturing capabilities to provide our customers with innovative, value-added products. Based on our industry knowledge and our analysis of publicly available information regarding our competitors, as well as input we receive from our customers and suppliers, we believe we are among the market leaders in our established markets and that we are well positioned for commercial opportunities in our target growth markets.

For the year ended December 31, 2009, we generated $60.1 million in revenue, compared to $44.2 million in the year ended December 31, 2008. As of September 30, 2010, our backlog was $159.1 million, compared to $60.4 million as of September 30, 2009. Our results of operations have been positively impacted by our acquisition of the research instruments business of ACCEL Instruments GmbH from Varian Medical Systems, Inc. in April 2009, or the ACCEL acquisition. We have experienced substantial bookings growth in this business since its acquisition, and it has contributed significantly to the increase in our revenue and backlog. Demand for our other core products has also seen rapid organic growth since the beginning of the second half of 2009, primarily as a result of higher end-market demand for medical magnetic resonance imaging and life science research tools that incorporate our products, as well as due to rapid growth in orders from "big science" research. We anticipate continued growth in our healthcare and "big-science" research end markets. We expect that our future revenue growth will be accelerated further by an increasing global emphasis on energy efficiency, the smart grid and renewable energy, for which we are developing superconductivity-enabled tools.

We believe we have the broadest portfolio of commercial materials and devices based on superconductivity available in the market today, as well as a diverse portfolio of products under development for emerging applications in high-growth segments of the renewable energy and energy infrastructure markets.

We design, manufacture and market superconducting materials, primarily metallic low temperature superconductors, or LTS, for use in magnetic resonance imaging, or MRI, nuclear magnetic resonance, or NMR, fusion energy research and other applications. For the year ended December 31, 2009, we produced over 20,000 miles of LTS wire for customers that included GE Healthcare, Siemens Medical, Bruker and Agilent Technologies, formerly Varian, Inc. We also develop, manufacture and market ceramic high temperature superconductors, or HTS, primarily for fusion energy research applications. Additionally, we offer non-superconducting Cuponal materials and wires, based on co-extruded copper and aluminum, used in the power and transport industries.

We develop, manufacture and market devices based primarily on superconductivity that utilize our LTS and HTS products and technology. These devices are sophisticated and complex tools that have applications primarily in "big science" research, and include superconducting magnets and radio frequency, or RF, accelerator cavities and modules, power couplers and linear accelerators. We also manufacture and sell non-superconducting high technology tools, such as X-ray beamlines and synchrotron and laboratory instrumentation, principally to customers engaged in materials research and "big science" research projects. Our device customers include Deutsches Elektronen-Synchrotron, or DESY, the Centre National de la Recherche Scientifique, or CNRS, Varian Medical Systems, Inc., Brookhaven National Laboratory, Thomas Jefferson National Accelerator Facility, or Jefferson Labs, and SLAC National Accelerator Laboratory operated by Stanford University.

The need to decrease dependence on fossil fuels and reduce the carbon footprint has led to strong public and private initiatives to increase the use of renewable energy and develop energy-efficient technologies. We are currently developing second generation, or 2G, HTS and new superconductivity-enabled devices that we believe have significant commercial potential and long-term growth prospects in the areas of renewable energy and energy infrastructure. Products under development include superconducting crystal growth magnets, or CGM, for fabrication of silicon ingots used in the solar and semiconductor industries, inductive superconducting fault current limiters, or iSFCL, for energy infrastructure applications, including the smart grid and 2G HTS materials and coils for compact high-power wind turbine generators and other applications.

We are a subsidiary, and presently a separate reporting segment, of Bruker Corporation (NASDAQ: BRKR), or Bruker, a global provider of high-performance scientific instruments that targets a different and diverse array of customers in life science, pharmaceutical, biotechnology and molecular diagnostics research, as well as in materials and chemical analysis in various academic, industrial, clinical research and applied markets. Bruker will be our controlling stockholder after this offering.

Our Markets

Our products and products under development target four primary markets that we believe offer significant sales growth opportunities: renewable energy, energy infrastructure, medical imaging and life science analytics, and "big science" research. We believe we have a significant commercial footprint in the medical imaging and life science analytics and "big science" research markets based on our industry knowledge and our analysis of market information from our customers and suppliers and of publicly available information regarding our competitors. We are also developing products for commercial applications in the renewable energy and energy infrastructure markets.

Our Established Commercial Markets

Medical Imaging and Life Science Analytics

We sell our LTS to major manufacturers of MRI systems and NMR instruments. The large and growing end-user markets for our customers' systems and instruments include hospitals and radiology clinics engaged in clinical diagnostics, as well as customers in pharmaceuticals, biotechnology, molecular diagnostics research and materials and chemicals analysis. LTS products are critical to the operation of MRI systems and NMR instruments and can represent a significant portion of the equipment's total cost. We sell our LTS to Siemens Medical, GE Healthcare and Philips Medical, the three largest manufacturers of MRI systems, and to Bruker and Agilent Technologies, the two largest manufacturers of NMR instruments. For the year ended December 31, 2009, our sales into the medical imaging and life science analytics markets represented approximately $36 million, or 60%, of our total revenue.

"Big Science" Research

We sell a wide range of superconductors, magnets, accelerators, and beamline technology, as well as other specialized research instrumentation devices, to private, university and government research organizations worldwide. Our products are used primarily for research in the areas of particle physics, materials and surface science, structural analysis and fusion energy. Our research customers typically place large orders, the fulfillment of which can span several years. During the past three years, our research customers have included the International Thermonuclear Experimental Reactor, or ITER, Jefferson Labs, Brookhaven National Laboratory and several other domestic and international research laboratories. For the year ended December 31, 2009, our sales into the "big science" research market represented approximately $22 million, or 37%, of our total revenue.

In September 2010, we received contract awards from DESY and CNRS for the European X-Ray Free Electron Laser, or XFEL, project in Hamburg, Germany. The contract with DESY, with expected revenues of approximately €24.9 million, or $33 million, is for the supply of 300 superconducting RF accelerator cavities over a three-year period beginning in 2012. The contract with CNRS, with expected revenues to us of approximately €7.1 million, or $10 million, is part of an award to a project consortium with Thales Electron Devices, or Thales, in France for the supply of high-power RF couplers over a two-year period beginning in 2011.

Our Target Markets for New Product Applications

Renewable Energy

We are developing superconductors and devices for solar and wind power generation. These products are designed to increase efficiency and lower the cost of producing electricity through these sources.

Silicon wafers used for high-efficiency photovoltaic cells are produced from monocrystalline, or single crystal, silicon ingots. The purity of these ingots influences the efficiency with which solar cells convert sunlight into electricity. We are developing a specialized magnet designed to help reduce impurities in silicon ingots during the crystal growth process. We believe that our CGM, used in conjunction with conventional monocrystalline growth equipment in the solar industry, could yield an increase in electric power production of five percent. We expect that this performance enhancement would be an attractive value proposition in the end market for photovoltaic cells. We are working with PVA TePla AG, a major international producer of conventional crystal growth equipment, to develop and commercialize products utilizing our CGM.

We are also developing 2G HTS specifically for use in wind turbine generators and other applications such as motors and generators for ships. Superconducting generators produce the same amount of power as conventional generators, with approximately half the weight and size and improved efficiency. We believe that lightweight and compact generators would enable wind turbines that are easier and less costly to transport and install. This could be a critical advantage, particularly for offshore wind farms, which we expect will require turbines with significantly higher power-generating capacity. We have developed our first generation, or 1G, HTS optimized for use in generators and motors in partnership with Siemens AG, or Siemens, a large producer of industrial motors and generators. Siemens is presently completing its third prototype based on our HTS. The second prototype, a 4 megawatt HTS marine power generator, achieved its design specifications, including requirements for long-term reliability and improved energy efficiency. We are also working with Oswald Elektromotoren, or Oswald, a German manufacturer of compact, high-torque motors and generators, to adapt our 2G HTS technology to their large wind turbine generator designs. Our relationship with Oswald is not formalized and could be terminated at any time without penalty or recourse.

Energy Infrastructure

We are currently developing our iSFCL for the energy infrastructure market.

Fault current limiters are devices that protect electrical equipment from damaging power surges caused by fault currents that may arise from short circuits, power generation disturbances or lightning strikes. There are currently two main types of conventional, or non-superconducting, fault protection devices, both of which have significant disadvantages. The first type are fault current interrupters, which interrupt the flow of electricity in the event of a power surge, typically requiring replacement or resetting of the fault protection device to restore normal grid operation. The second type are reactors, which allow uninterrupted flow of electricity but cause significant ongoing power losses.

To address these limitations, superconducting fault current limiters, or SFCL, are being developed. Unlike conventional devices, SFCL are energy-efficient and also have the advantage of not interrupting the flow of electricity in the grid following a transitory fault current, ensuring continuity and making the grid more stable. We are currently developing our inductive SFCL in cooperation with Areva

Transmission & Distribution, or Areva T&D. Our relationship with Areva T&D is not formalized and could be terminated at any time without penalty or recourse.

Our Competitive Strengths

Broad Product Portfolio and Technology Expertise

Our technological expertise and leadership in superconductivity has afforded us one of the broadest product portfolios of commercial and emerging superconducting materials and devices in the market today. We believe the breadth of our product portfolio and technology expertise provides us with the following advantages:

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  Ability to design products to best meet customer needs. We leverage our core expertise in superconductivity with our in-house technology platforms to offer our customers powerful, innovative and custom superconductors and superconductivity-enabled devices tailored to their specific needs for existing and emerging commercial applications. Our in-house technology platforms include materials solutions, coil and magnet concepts, cryogenics and highly specialized design and manufacturing capabilities. Our technology development, design and product engineering is supported by 58 employees, 18 of whom have Ph.D.s. We believe that the combination of our core expertise and diverse technology platforms provides us with a significant advantage over our competitors in developing and commercializing new products.

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  Ability to reduce product costs. We believe we have access to a larger portfolio of in-house technology platforms than our competitors. By controlling the development, design and production process from wire to device, we can shorten lead times and increase production quality. Our vertical integration further reduces our design and manufacturing costs. We believe these factors are an advantage as we develop products for emerging applications in renewable energy and energy infrastructure, the successful commercialization and broad acceptance of which will require both high quality and cost-effectiveness.

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  Reduced volatility relative to more narrowly-focused competitors. Many of our competitors focus on a single or a few specific markets, products or technologies and are therefore more exposed to technology risk, sector trends and market dynamics. While our products are primarily based on our core expertise in superconductivity, we target multiple, diverse, growing and largely independent markets. We believe that the diversity of our product portfolio reduces volatility that arises from developments in any single market or related to any single product or technology.

Established Manufacturing Platform and Know-How. We believe our experience and expertise in manufacturing superconductors provides us with the following advantages:

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  Robust quality control and delivery performance. Our customers are highly sensitive to product quality and performance due to the high-cost and high-performance nature of their products or experiments that incorporate our technology. We believe we and our predecessors have built a strong reputation among our customers and partners over our more than 40 years of supplying superconducting materials and devices with high standards of quality and delivery performance. For example, operations in our Hanau and Bergisch Gladbach manufacturing facilities are ISO 9001 certified, which indicates that these facilities have established quality management systems that demonstrate the ability to consistently provide a product that meets customer requirements. Through application of these systems, we have been able to maintain processes that achieve high levels of customer satisfaction. As a result of this process quality orientation, we believe we have built a strong reputation for product quality and delivery performance amongst our customers and partners. In addition, we employ skilled quality control professionals who oversee all aspects of our design and manufacturing operations and monitor and update the quality control systems at our various manufacturing facilities. We believe our system of quality assurance and control during manufacturing provides us with an advantage in predicting and containing costs as well as assuring our current and potential customers of product reliability, both as to our existing products and our new products.

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  Experience in scaling specialized manufacturing processes and generating high yields. We believe we will be able to cost-efficiently bring new products under development into commercial production based on our experience in manufacturing superconducting materials and devices. Within our established product portfolio, we have historically achieved high product yields at high volumes, while ensuring product quality. For example, during the five years ended December 31, 2009, we delivered over 100,000 miles of LTS wire, consistently achieving yields, as measured by avoidable production losses, of over 95%. Further, between 2002 and 2005, we delivered 400 superconducting magnets for the CERN Large Hadron Collider, without any unit failure at, or rejection by, the customer. We believe we will be able to leverage our experience as we scale manufacturing of our products under development for the renewable energy and energy infrastructure markets.

Strong Relationships with Leading Companies and Organizations in Our Target Markets

We work closely with industry or technology leaders in our target markets. These commercial collaborations help us advance our product development efforts and provide us greater insight into end-customer needs. These relationships also can reduce product development risks and associated costs, shorten our time to commercialization and provide us with access to broader markets for our products. We currently are working with, among other industry leaders, Siemens Medical and GE Healthcare for the medical products market and PVA TePla on CGM development. We also have informal collaborations with Areva T&D for energy infrastructure and Oswald for HTS generators and motors.

Our Strategy

We intend to enhance our position as a global technology leader in high-performance superconductivity-enabled materials and devices. Our strategies to achieve this objective are:

Leverage our technology expertise to introduce new products into high growth markets

We continuously evaluate market developments to identify applications for new and expanded uses of superconductor technologies. Based on our experience in our established markets and our relationships with innovators and market leaders in our target growth markets, we believe we are well positioned to leverage our technology expertise to introduce new products.

We believe superconductivity as a technology is now sufficiently mature to be able to address large new markets with new materials and devices. In addition to our established role in existing markets in healthcare and "big science" research, we are targeting high-growth market segments in renewable energy and energy infrastructure markets, where superconducting technologies have not traditionally played a role. We believe there is potential for superconducting technologies to improve efficiency and reliability in solar power, wind power and the smart grid and we are developing our CGM, iSFCL and 2G HTS products to capitalize on these opportunities. We also see opportunities for superconductivity to reduce costs in other industrial markets, such as semiconductor fabrication and metals processing.

We are working with Areva T&D to develop an iSFCL that we believe will provide key operational advantages to critical power customers, such as power plants and the oil and gas industry, to support uninterrupted operation. We also expect that our iSFCL product will provide a similar value proposition for utilities seeking to enhance the reliability of their power grids. We believe our product will enhance the ability of these potential customers to accommodate the increase in electric power surges in the grid, in part due to the higher level of distributed power generated from renewable sources. Our iSFCL product may also help to reduce capital equipment and operating costs by reducing the need for redundant or upgraded equipment, such as back-up transformers and other protection devices.

Another key product we are developing for commercial applications is a superconducting CGM to be used in silicon ingot production, particularly for applications in the photovoltaic and semiconductor industries. Superconducting magnets used in the semiconductor industry today permit the production of larger ingots, which result in larger wafers and cost savings in comparison to smaller ingots. We have been producing superconducting magnets for more than 20 years. Initial research supports that the use of superconducting magnets in the photovoltaic industry can improve the quality of monocrystalline silicon ingots, which are used to produce high-performance photovoltaic cells, ultimately resulting in higher power output. We are developing superconducting CGM for fabricating silicon ingots with photovoltaic applications, and we believe we have an opportunity to be the first supplier to the photovoltaic industry. We are also developing superconducting CGM for applications in the semiconductor industry.

Strategically time the deployment of our resources.

The opportunities we have identified will require substantial investment and engineering resources as each approaches commercialization. We believe that we have identified specific near-and medium-term applications in the renewable energy and energy infrastructure markets, and that we are well positioned to deliver superconductivity-based solutions to these markets. We believe our timed and disciplined approach to product introductions focuses our development and engineering resources while controlling costs. In addition, we believe we can leverage the knowledge we gain from each product we develop and commercialize to further reduce lead times and costs associated with successive product launches.

For example, over the last three years we did not see a need for commercial volumes of our HTS technology. During that time, projects had been underway in Europe, Asia and the United States to develop and test prototypes for HTS products, particularly cables and SFCL, aimed at the energy infrastructure market. Several of the projects have matured and succeeded in demonstrating the operational benefits and reliability of the technology, both of which are primary recognized hurdles for wider acceptance in the energy infrastructure market. While this necessary pre-commercial demonstration process was underway, in part using HTS provided by us, we focused on process developments to improve the yield and performance of our HTS material, prior to investing prematurely in large production capacity. This focus served to address the third hurdle to commercialization, which is the long-term price and performance potential of HTS technologies. We believe that these efforts, as well as the success of several demonstrator projects conducted by others, are increasingly recognized by the industry and customers in end-user markets. In particular, because of the increasing number of successful installations that have demonstrated the operational reliability of SFCL, we believe a commercial market is now developing for our 2G HTS-based iSFCL product currently under development. As a result, we are investing to build a pilot commercial manufacturing plant to service anticipated customer demand. Our disciplined strategy has allowed us to minimize the overhead and depreciation associated with underutilized manufacturing operations.

Pursue strategic alliances and acquisitions that expand our market presence and enhance our position as a technology leader and innovator.

We intend to continue to leverage our relationships with key industry and academic partners to identify, develop and commercialize new products and emerging applications. For example, we are working closely with Areva T&D, a leader in power equipment and infrastructure, to develop and commercialize our iSFCL product for energy infrastructure applications. We are also working with PVA TePla to develop and commercialize superconducting magnets for crystal pulling in the photovoltaic industry. During 2009, we entered into a collaboration with the University of Houston for research in the area of high temperature superconductivity. Similarly, we have agreements with Bruker BioSpin for the development and supply of high-performance LTS and HTS for high field NMR magnets. We may also enter into additional strategic collaborations and make acquisitions in order to maintain and advance our position as a leader in the field of superconducting technologies.

Our Products

Our portfolio of products includes primarily superconducting materials as well as superconductivity-enabled tools and devices for our established markets in healthcare and "big science" research. We also provide non-superconducting materials and conventional devices, which largely share our core platforms of technologies and processes, and which give us access to additional markets. In the healthcare market, our current customers include manufacturers of medical imaging equipment and life sciences research tools. In "big science" research, our customers include universities and dedicated research facilities conducting research primarily in the fields of particle physics, materials and surface science, structural analysis and fusion energy.

We are also developing new superconducting materials and superconductivity-enabled devices. These are targeted primarily for emerging applications in the renewable energy and energy infrastructure markets, as well as for applications in other markets, such as the semiconductor industry and our established healthcare and "big science" research markets.

Current Products

We currently offer the following products:

Materials

  LTS Products

Through our subsidiaries and predecessors, we have been a manufacturer of LTS superconducting materials for over 40 years. Our LTS products are used in diagnostic and research tools for the healthcare and life sciences industries, including clinical MRI and ultra-high field NMR spectroscopy. Our LTS materials are also widely used in products developed or in development for a range of renewable energy and "big science" research applications, including energy storage, high energy physics and fusion research. Our LTS products include:

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  NbTi Superconductors. Niobium titanium, or NbTi, superconducting wire is the current industry standard for LTS applications, and represents the largest volume of superconductors produced and sold by the industry. Our high-performance superconductors are used across the entire spectrum of existing commercial superconducting applications.

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  NbSn Superconductors. Niobium tin, or NbSn, superconducting wire is intended for demanding high magnetic field applications for which NbTi is not suitable. For example, NbSn is a required component of magnets used in ultra-high field NMR and mass spectrometry devices for life science applications. In addition to applications in NMR and life sciences, it is used in large fusion projects that require high magnetic fields. Our Powder in Tube, or PIT, conductor extends the performance capabilities of NbSn superconductors for ultra-high magnetic field applications.

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  Customized Products. Our customized LTS products include superconductors with highly specialized performance characteristics, including specially-alloyed or reinforced conductors and conductors with ultra thin filaments, primarily for "big science" research.

  HTS Products

Our HTS materials are used in a range of pre-commercial applications, including motors, generators, SFCL, transformers, cables and current leads. Our HTS products include:

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  BSCCO Superconductors. Our bismuth strontium calcium copper oxide, or BSCCO, 1G superconductors are flat multi-filament ceramic superconducting wire, or tape, reinforced with a silver-magnesium alloy hull. These conductors are specifically designed to meet demanding mechanical requirements in large rotating machines, such as generators and motors. One specialized version of this conductor is a low heat conducting, high electrical current version used for and necessary in our HTS current lead products.

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  YBCO Superconductors. Our yttrium barium copper oxide, or YBCO, 2G superconductors are flat wire, or tape, consisting of multiple thin films, one of which is a superconductor, reinforced with a stainless steel underlayer. These conductors are designed to provide high mechanical strength in combination with high electrical currents. Our YBCO tape is specifically designed to deliver homogenous and reliable performance for SFCL applications.

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  Current Leads. HTS current leads are components or sub-assemblies used to transport electrical current into a superconducting device. Many superconducting devices require current leads. Compared to non-superconducting current leads, HTS current leads reduce heat losses and, as a result, the energy consumption of the device. Our current lead products, based on our 1G HTS, include high current soldered tape assemblies, or stacks, of conductors and complete systems for use primarily in "big science" and other magnet applications.

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  Coils. HTS coils are used for a wide range of applications in magnet and electric power technology, including rotating machines, transformers and SFCL. We offer customized HTS coils on demand based on customer specifications. We have designed and delivered coils for a combined SFCL and transformer device, as well as for our own iSFCL development program.

  Other Materials and Services

Our materials and services include:

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  Cuponal™. Cuponal is a bi-metal product used in electrical applications. It is the only hydrostatically extruded copper-clad aluminum material available commercially worldwide and offers weight and potential price benefits compared to solid copper. We offer a range of Cuponal-based products. Our Cuponal sections and busbar materials are used in transformers and for connections between electrical components used in high-speed trains, aircraft and other applications.

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  Metal Extrusion Services. We use our hydrostatic extrusion capabilities to provide high-quality extrusion services, primarily used by the aluminum alloy industry.

Devices

Our devices and device-related services include:

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  Superconducting Magnets and Devices. We design and build customized superconducting magnets for a wide range of applications. Superconducting magnets, or SCMs, exhibit very high magnetic fields at very low, mostly cryogenic losses. For many research, industrial and healthcare applications, SCMs are the only technology available to engineer a device with the necessary performance qualities. We focus on developing SCMs for research applications, such as particle accelerators, sources and detectors, as well as for fusion and plasma experiments where the strong and specifically designed magnetic fields are used to influence particle beam trajectories in a desired manner. We also offer SCMs for special industrial processes, such as the magnetic separation of materials and the growth or "pulling" of monocrystalline silicon for semiconductor applications. In addition, we have designed and developed superconducting devices for energy applications, including specifically a Superconducting Magnetic Energy Storage System, or

    SMES, for securing uninterrupted power supply and a 10kV/10MVA class superconducting resistive fault current limiter for protecting the distribution grid infrastructure.

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  Insertion Devices. Insertion devices, or IDs, are special magnetic devices that are either permanent magnet or superconducting magnet devices, which are inserted into an electron accelerator for the generation of very intense and focused synchrotron radiation, covering a broad spectral range from infrared to hard X-rays. Specifically designed IDs provide the most intense and brilliant X-ray radiation known today, which is used for numerous research areas, including chemistry, biology, medicine, surface and solid state physics, environmental science, semiconductor and nanotechnology.

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  Synchrotron Beamline Instrumentation. Our range of synchrotron beamline instrumentation covers all aspects of beamlines, guiding the X-ray beam from the source at the accelerator or insertion device to the experiment. We design, engineer, build, install and commission complete beamlines as well as single components, such as double crystal monochromators for frequency selection and X-ray mirror systems for focusing the X-ray beam. We offer complete functional beamlines based on our own products as well as on vacuum components, power supplies, and cryogenic systems of OEM-suppliers that fulfill our specifications and quality demands.

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  Linear Accelerators. We design and manufacture turnkey electron and ion linear accelerators according to customer requirements and specifications. Our linear accelerator products are customized or adapted from existing designs for customers worldwide, which include national and international research institutes, universities, and large international research projects.

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  Accelerator Modules. We design and produce turnkey accelerator modules used as key devices in large accelerators such as synchrotron radiation sources, spallation neutron sources, free electron lasers, energy recovery linear accelerators, and accelerators for high energy physics. We offer a range of normal and superconducting modules, many of which are adapted from existing designs developed by leading research labs in this field, such as Cornell University and the Los Alamos National Lab in the U.S., CERN in Switzerland, or Forschungszentrum Dresden-Rossendorf in Germany.

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  RF Cavities and Couplers. We design and manufacture normal and superconducting accelerating cavities and couplers for use in particle accelerators. We produce cavities of different shapes and types for various applications at large national laboratories and international research projects. In September 2010, we received contract awards from DESY for 300 superconducting RF accelerator cavities and from CNRS (in a project consortium with Thales) for high-power RF couplers for the European XFEL project.

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  Particle Sources. We design and manufacture electron and ion sources according to customer requirements and specifications. These sources generate particle beams with a wide range of properties. The particle sources can be delivered as turnkey systems including components manufactured by us as well as those supplied by third-party manufacturers, including control systems, power supplies, vacuum and other components.

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  Experimental Stations. We offer experimental stations at the ends of the X-ray beamlines, which include diffractometer set-ups for crystallography experiments that help to understand the human genome and may be used for drug development. These also include X-ray microscopes that provide quantitative and local information on a specimen's composition and magnetization and can also be used to realize 3-D tomographic images of frozen biological cells. We also offer laboratory X-ray sources and systems for the extreme ultraviolet spectral range, or XUV. These specific types of sources allow for certain experiments in a standard research laboratory environment that previously required a synchrotron facility to provide the appropriate beam quality.

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  Engineering and Manufacturing Projects and Services. We offer services to the entire research instrumentation field, including nuclear and fusion, medical, inspection, life science and advanced technology industries. Our services encompass physics design, engineering and high precision manufacturing.

Products under Development

We are currently developing the following products to address opportunities in renewable energy and energy infrastructure markets:

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  Crystal Growth Magnets. A widely used technique to produce silicon wafers for the semiconductor and photovoltaic industries is the Czochralski, or CZ, process, which involves "pulling" a silicon ingot out of molten silicon in a heated crucible. Superconducting CGM are widely used in the semiconductor industry for ingot diameters of 12 inches and larger to improve the quality of the silicon.

    For the rapidly growing solar industry, single crystal silicon represents a large fraction of the base material used in solar cells. The bulk of the ingots used are eight inches in diameter. Our simulations show that magnetic field supported pulling of single crystals, or MCZ, for photovoltaic cells enhances efficiency and durability. We are developing a prototype magnet to verify these results with a photovoltaic, or PV, equipment manufacturer.

    We are also developing superconducting CGM for the production of single crystal silicon for the semiconductor industry.

    The PV industry seeks continuous quality improvements and cost reduction. The opportunities for product improvement and cost reduction presented by the MCZ process are not widely known in the PV industry. The main hurdle is to confirm the potential benefits and cost saving opportunity of MCZ and raise awareness in the industry. There is also potential for knowledge transfer from manufacturers of silicon ingots for the semiconductor industry, which have used MCZ for many years and understand the benefits of magnetic fields in the crystal growing process.

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  Superconducting Fault Current Limiters. SFCL exploit the unique electrical properties of superconductors. By controlling and using the transition between their non-resistive superconducting state and the resistive normal conductive state, these devices can enhance the stability and reliability of power grids by automatically limiting transitory fault currents. Grid operators require reliable fault protection that quickly limits fault currents before they damage equipment or shut down the power grid. Ideally, the fault protection equipment would also recover automatically following a fault.

    There are two general types of SFCL: resistive and inductive. In a resistive SFCL, the grid's primary current passes directly through the superconductors and the abrupt change in resistance of the conductor in case of a fault directly limits the current in the grid. In an inductive SFCL, the grid's primary current is inductively coupled to a secondary current in closed coils of the superconductor. A current rise in the grid will also increase the current in the secondary, superconducting circuit, until it changes the resistance of the superconductor abruptly, which creates a large inductance in the primary grid. The inductance lasts only for the duration of the fault, thereby limiting the current rise in the grid itself. We are developing an inductive SFCL, because we believe it will offer both design and operational advantages over competing resistive products.

    Our goal is to develop a product line of iSFCL that can be used globally in medium and high voltage distribution and transmission power grids. We have designed, built and tested a modular element for a 13 megawatt iSFCL under development in cooperation with Areva T&D. The test results indicate fast response and short recovery times, which are key performance characteristics demanded by grid operators. Our inductive design utilizes our high-performance 2G HTS. This design offers comparatively easy scalability to higher voltages. By eliminating the need to feed the power grid's voltages directly into the superconductor, we expect that our design provides reduced system complexity and improved product reliability, both of which we believe will accelerate acceptance by grid operators and critical power customers.

    A key challenge is the availability of 2G HTS in the quality and quantity required to meet the developing demand for SFCL products over the next two to three years, while we are in the process of scaling to full commercial production. We will also need to correctly assess the potential market to select the most acceptable product characteristics and packaging for low complexity, easy integration, and smooth operation at an attractive investment and lifetime cost to the customer.

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  HTS for Wind Energy. We expect wind generators to become a major commercial application for HTS materials in the next decade. Current large wind turbines use generators between one megawatt and five megawatts of power. To improve overall cost and efficiency of large future wind farms, it is expected that the output of turbines will increase to 10 megawatts or higher within the next decade. For offshore wind parks, which are expected to improve the power generation level due to more stable and predictable wind conditions, subsea structures and installation services can account for the majority of the costs of a wind mill installation. Therefore, wind farm developers are challenged to minimize the number of wind mills used for a targeted level of generated power. While many engineering challenges are expected to be addressed in the near future, such as the development of adapted mechanical structures and turbine blades, offshore maintenance procedures and power grid integration, the size and weight of conventional generators at this power level is still a considerable challenge. A gearless HTS generator will be considerably smaller in size and weight compared to an equal power gearless conventional generator, therefore lowering the requirements of mechanical structures for larger wind turbines and reducing transportation cost. Existing HTS generator and motor prototypes are primarily used for ship propulsion and based on 1G HTS. The challenge in the development of new 2G HTS generators for wind turbines is to meet the reliability and low maintenance requirements for offshore use while offering a competitive total cost in comparison to the installation of more numerous conventional turbines of lower unit power. The adoption of HTS generators in the wind power industry will therefore require large quantities of HTS material with reliable performance at competitive prices. We are focusing on scaling up production and on developing an HTS product that is competitive compared to conventional conductors on a cost and performance basis.

    We are engaging in ongoing development to improve the quality and process technology for our 2G HTS materials. We are working to improve the quality and process technology used in the manufacture of our 2G HTS materials to increase unit length and improve yield in order to reduce unit cost to the customer. We are working with partners to address specific performance requirements in generators and motors, such as AC losses. We are currently investing in new production equipment, which we expect to reduce production costs further, as well as to increase the unit lengths and total quantities of 2G HTS that we are able to produce. By the end of 2011, we plan to scale up our 2G HTS production capacity to over 100 kilometers and our unit lengths to approximately 300 meters. This early commercial scale-up will further serve to validate our process quality control and cost scaling assumptions, which are necessary for future high-volume production equipment and to meet requirements for broad commercialization in this market.

Research and Development

In the years ended December 31, 2007, 2008 and 2009, we spent $5.3 million, or 13% of total revenue, $5.7 million, or 13% of total revenue, and $4.5 million, or 8% of total revenue, respectively, on research and development. We intend to continue to emphasize research and development, primarily focusing on our initiatives targeted at the renewable energy and energy infrastructure markets. In the near term, we expect our research and development expenditures to remain within the range of 7% to 10% of total revenue as a result of our staged product development strategy.

Our research and development is conducted by a total of 17 Ph.D.s, primarily in physics and engineering disciplines, as well as 41 engineers and qualified technicians. These employees constitute 19% of our total workforce and are exclusively or primarily dedicated to research and development, in part while working on customer paid contracts.

Strategic Collaborations

We enter into formal and informal technical collaborations and alliances for the development and distribution of new or existing products for our target markets. These strategic collaborations leverage our investment in research and development by providing opportunities to broaden our technology base and product portfolio in concert with leading academic and industry partners. We are working with a number of academic and industry leaders in Europe and the U.S. to enhance the performance of superconducting materials and devices and to develop applications for new markets. These relationships include CERN, the Karlsruhe Institute of Technology, projects conducted with multiple partners under the European Framework Programmes for Research and Development, the Leibniz Institute for Solid State and Materials Research, or IFW Dresden, Deutsches Elektronen Synchrotron, Cornell University, Jefferson Labs and Florida State University Research Foundation.

We are collaborating with the University of Houston for the achievement of near-term goals, including current density and AC performance, in the development and commercialization of HTS wires. This research is specifically aimed at applications designed for our prospective customers in the renewable energy and smart grid markets. We expect that the materials testing, analysis and advice provided by this collaboration will provide insights into how we can further improve our materials to reduce energy losses, which is important for applications involving power transmission or rotating machines, and to enhance conductor performance in high magnetic fields, which is desirable for ultra-high field NMR magnets.

Grants

From time to time, we apply for and receive grants from various government or private sources that provide funding for research and development initiatives. We are involved in several research projects funded primarily by the European Union and European governments, principally Germany's, including heading a project team for the development of an innovative laboratory X-ray microscope. These grants enhance our reputation for innovation while adding to our technical expertise.

Customers

We have a global customer base for our existing products. The majority of our LTS products are sold to manufacturers of MRI systems and NMR instruments, which are mainly used in clinical diagnostics, pharmaceutical, biotechnology, molecular diagnostics, and chemical and material research applications. Our largest LTS customers, Siemens Medical, GE Healthcare, Bruker and Agilent Technologies, formerly Varian, Inc., together contributed over 90% of our LTS sales in 2009. In the fiscal year ended December 31, 2009, approximately 29% of our revenue was attributable to sales to Siemens Medical, approximately 14% of our revenue was attributable to sales to Bruker affiliates and approximately 10%

of our revenue was attributable to sales to GE Healthcare. No other customer accounted for 10% or more of our total revenue. Sales to new LTS customers in 2010, including Philips and ITER, will further diversify our customer base. Our LTS sales are in part governed by supply contracts and in part by individual purchase orders. Sales of Cuponal are primarily to European customers in the power equipment and transport sectors.

In December 2009, we were awarded a €24.5 million, or approximately $36 million, contract to supply 37 metric tons of NbSn LTS from Fusion for Energy, the agency responsible for the European Union's contribution to the ITER nuclear fusion project located in southern France. ITER is an estimated €15 billion international research project established to demonstrate the feasibility of magnetic fusion energy. Deliveries of our LTS to ITER are scheduled to begin in the fourth quarter of 2010 and to continue for 30 months thereafter.

Our device customers are geographically diversified, consisting primarily of universities as well as national and international research facilities. These customers include large-scale fundamental research projects and international "big science" programs, including ITER and XFEL. During the 12 months ended September 30, 2010, we have received orders from customers in North America, South America, Europe and Asia. These orders typically range in value from $500,000 to $10 million and require one or more years to complete delivery and acceptance.

Sales and Marketing

Given the very technical and application-specific nature of our products, our customer relationships are critical to our marketing success. In our marketing efforts, we emphasize our product performance and quality, our integrated solutions and technology platforms and our ability to drive innovation in close cooperation with our customers. We have cultivated a strong network of customer relationships throughout the industrial and academic communities. We have leveraged our name and brand recognition through key marketing vehicles such as trade shows, conferences, our website and strategic collaborations.

Our marketing efforts are organized under two vice presidents in charge of business development. Our German-based sales and management teams are primarily responsible for sales in Europe, including Russia, the Middle East and North America. We have established a roadmap to expand our direct sales force and our distribution channels worldwide. In particular, we have recently hired a marketing professional to coordinate our various high level marketing and communication activities. By 2011, we also intend to establish our own sales offices in North America and China. Bruker BioSpin Corporation currently provides technical assistance with sales in North America.

Manufacturing

Processes

We manufacture and test the majority of our products in our four principal manufacturing facilities located in Germany and Scotland. Over 95% of our current manufacturing output is produced by our ISO 9001 certified operations in Hanau and Bergisch Gladbach. We have considerable manufacturing flexibility and we can manufacture multiple products at the same time at each of our German facilities. The ACCEL acquisition provided us with new advanced capabilities that have allowed us to begin integrating manufacturing processes between our materials and devices products. We have in-house vertical manufacturing capabilities ranging from the early-stage material production to components to final system integration and testing. We also rely on a set of qualified external manufacturers for some components and processes. Our manufacturing facilities incorporate environmental chambers, clean room manufacturing for superconducting RF and vacuum components, high temperature vacuum brazing and electron beam welding, hydrostatic extrusion capabilities and high capacity superconducting wire drawing.

Quality Control

A large and significant part of our manufacturing facilities, including personnel, floor space and manufacturing equipment, is dedicated to testing and quality control of our products. Part of our quality control strategy is to maintain ISO 9001 certifications for our operations in Hanau and Bergisch Gladbach. The ISO 9001 certification indicates that these facilities have established quality management systems that demonstrate the ability to consistently provide a product that meets customer requirements for quality and delivery performance. We use principles of continuous process improvement and manufacturing excellence, which help us identify and reduce quality issues with our products, in particular during new product introductions. As part of our quality control process, we test, both electrically and mechanically, all wire we ship. We have extensive in-house testing capabilities for our devices. We test components and the majority of our devices during the manufacturing process and prior to delivery or at the customer site. Our quality control capabilities include ultra-high magnetic field testing, vacuum testing, metallurgy and microscopy.

Facilities

Our principal manufacturing facilities are:

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  Hanau, Germany. We lease approximately 113,300 combined square feet at two manufacturing facilities in Hanau, Germany, located across from each other, where we manufacture our LTS products. Our Hanau leases, for approximately 61,700 square feet and 51,600 square feet at the two facilities, expire in December 2012 and December 2011, respectively. Both leases contain automatic renewal provisions, subject to termination with 12 months' advance notice. We are in the process of negotiating an expansion of the Hanau manufacturing space by approximately 16,000 square feet, to approximately 129,000 total square feet, to meet our anticipated LTS production needs.

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  Alzenau, Germany. We lease approximately 23,800 square feet of manufacturing space in Alzenau, Germany, where we manufacture our HTS products. The term of our Alzenau facility lease expires in May, 2015. In April 2011, our lease will expand to include approximately 3,800 additional square feet of manufacturing space. The Alzenau facility is adequate for current HTS production needs and, with the 2011 expansion, for anticipated future production needs.

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  Bergisch Gladbach, Germany. We lease approximately 66,000 combined square feet at several manufacturing facilities for our operations in Bergisch Gladbach, Germany, where our superconducting devices are primarily manufactured. Our primary Bergisch Gladbach lease, under which we lease approximately 51,000 square feet, expires in December 2015. We also lease approximately 15,000 square feet under an agreement that expires in December 2011. Each of the leases contains an automatic renewal provision, subject to termination with six months' advance notice. Additionally, we lease an approximately 5,600 square foot facility in nearby Troisdorf, Germany, that supports the superconducting device manufacturing operations at the Bergisch Gladbach facilities. We are in process of exploring opportunities to lease additional space at or near the Bergisch Gladbach facilities to accommodate expansion of our superconducting devices operations.

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  Perth, Scotland. We own a 47,308 square foot facility in Perth, Scotland. Cuponal and other extrusion products and services are produced and delivered from this facility. The Perth facility is adequate for current and anticipated manufacturing needs.

We believe that our existing facilities are adequate to meet the needs of our current level of operations. However, in anticipation of preparing to scale manufacturing for commercialization of our products under development, we are in the process of seeking additional space at several of our principal manufacturing facilities.

Supply of Raw Materials

We obtain a variety of raw materials and components from different vendors. We also use subcontracting for part of our regular manufacturing processes, as well as for limited manufacturing assignments. For our metallic superconductor materials and LTS devices business, we rely on ATI Wah Chang, a U.S. company based in Albany, Oregon, to secure our supply of high-quality NbTi material. ATI Wah Chang in turn relies on one primary source of niobium in Brazil. ATI Wah Chang is the sole source of NbTi that meets our quality standards. We purchase our NbTi as needed at market prices and do not have an agreement with ATI Wah Chang to secure our supply of NbTi. Risks associated with this single-source situation include price inflation, which we have experienced, and the possibility of future interruption of supply. We mitigate these risks to our business by in part passing on these materials costs to our customers and by engaging in long-term price stabilization efforts with our suppliers.

We also source significant quantities of copper and copper-based products from multiple vendors. Copper prices have been highly volatile over the last few years. We mitigate this risk to our business by also passing on these materials costs to our customers.

Intellectual Property

Our intellectual property consists of patents, trade secrets, know-how, copyrights and trademarks. We strategically rely on trade secrets, know-how and licensing to develop and maintain our competitive position. We generally require the execution of confidentiality agreements by our employees, consultants and other scientific advisors. These agreements provide that all confidential information made known during the course of a relationship with us will be held in confidence and be used only for our benefit. In addition, these agreements generally provide us with a right to acquire ownership of all inventions related to their field of work generated during the course of the employment, consulting or advisory relationship.

As of September 30, 2010, we owned or exclusively licensed 133 issued U.S. and foreign patents, 42 pending U.S. and foreign patent applications and two U.S. and foreign registered trademarks. Of the 133 patents granted, two will expire before December 31, 2012, 13 will expire on or before December 31, 2015 and the remainder will expire on varying dates thereafter. Each of our patents covering our iSFCL product under development, as well as 28 of our process patents covering HTS, were granted in or after the year 2000 and will expire in 2020 or later. We believe that this portfolio will permit us to commercialize key products by protecting key processes and designs. It may also allow us to gain or maintain access, directly or indirectly through licensing arrangements, for example, to a number of potentially important further technologies we may want to incorporate in our products, including certain rights relating to production of our 2G HTS materials.

We have a cross-licensing agreement with Sumitomo Electric Industries, or Sumitomo, and Siemens and a cross-licensing agreement with American Superconductor Corporation, both regarding 1G HTS materials. We intend to negotiate additional licensing agreements in connection with existing products or products under development. We license our owned patent rights where appropriate. We intend to enforce our patent rights against infringers if, necessary.

Our pending patent applications and any future patent applications that we file might not result in patents being issued with the scope of the claims we seek, or at all, and any patents we have or may receive may be challenged, invalidated or declared unenforceable. We continually assess appropriate occasions for seeking patent protection for those aspects of our technology, designs and methodologies and processes that we believe provide significant competitive advantages.

The patent positions of technology companies involve complex legal and factual questions. As a result, we cannot predict the enforceability of our patents with certainty. In addition, we are aware of patents in certain countries which, if valid, could impair our ability to manufacture and sell certain products in these countries.

For additional information regarding our intellectual property, see "Risk Factors — Risks Related to Intellectual Property."

Competition

Competitive factors affecting our markets include, but are not limited to:

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  Product attributes such as performance, reliability, quality and price;

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  Delivery performance;

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  Name and brand awareness and recognition;

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  Access to intellectual property;

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  Sales and marketing efforts and capabilities;

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  Research and development efforts and capabilities;

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  Continuation of existing and establishment of new collaborative relationships; and

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  Customer support and service capabilities.

Our markets are highly competitive and we expect the competition to increase. Currently, we compete with a variety of companies along each of our product lines. We believe that, with Oxford Instruments Limited and Luvata, we are one of the three largest global producers of LTS. We believe that product quality and consistency, as well as delivery performance, are the most important competitive factors in this market.

We compete with Sumitomo and Innost in the market for 1G HTS products. We compete with Babcock Noell and ASG Superconductors in the market for customized superconducting magnets, FMB Oxford in the market for synchrotron beamlines, and Xradia in the market for X-ray microscopes. We further compete with Zanon, Mitsubishi Electric and AES in the development and supply of accelerator cavities, with Thales, Toshiba and CPI International in the development and supply of RF couplers, with Mitsubishi Heavy Industries in the development and supply of superconducting accelerator modules and with AES and Thales for electron linear accelerators used in synchrotron light sources and free electron lasers. We believe that the most important competitive factors in the market for these devices are product performance and price.

With regard to our CGM product under development, we expect our primary competitors will be Sumitomo and Alpha Magnetics. We expect to compete with Zenergy, Nexans and Siemens in the development of SFCL. For our 2G HTS products under development, we expect to compete with American Superconductor, SuperPower, Sumitomo and Fujikura, among others.

Our existing products and any products that we develop may compete in multiple, highly competitive markets. Many of our potential competitors in these markets have substantially greater financial, technical and marketing resources than we do. They may offer or succeed in developing products that would render our products or those of our strategic partners obsolete or noncompetitive. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner and are technologically superior to and/or are less expensive, or more cost effective, than other currently marketed products. Current competitors or other companies may possess or develop technologies and products that are more effective than ours. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors.

Employees

As of September 30, 2010, we had 310 employees, with two employees in the United States and the remainder located in Europe. The 134 non-management employees at our Hanau, Germany, manufacturing facility are unionized and are covered by a collective bargaining agreement. We believe we have a good working relationship with our employees and we have never experienced an interruption of business as a result of labor disputes.

Government Regulation

To support the development of energy-efficient technologies, governments in many countries, most notably Germany, Italy, Spain, France, South Korea, Japan, Canada and the U.S., have provided research funding and subsidies in the form of feed-in tariffs, rebates, tax write-offs and other incentives to end-users, distributors, systems integrators and/or manufacturers of products to develop and promote the use of renewable energy sources in on-grid applications and to reduce dependency on fossil fuels. Governments in Europe, notably Germany through various federal agencies and the European community in the context of the Seventh Framework Programmes for Research and Development, as well as the governments of South Korea, China and Japan, have long-ranging national HTS programs that continue to expand their current funding of HTS development. These government programs are a significant source of funding for the pre-commercial HTS industry today, having since 2007 funded substantial investment in early commercial production, as well as continued research to reduce the cost of 2G HTS by simplifying the conductor and manufacturing processes. In the U.S., the 2011 Department of Energy budget would significantly reduce expenditure on superconductivity, with the current intent to eliminate all spending on HTS research and development in fiscal year 2012. Our funding from governmental programs has historically come from a variety of European government programs, principally from federal agencies of the German government. We have not historically relied on or received funding from the U.S. government or its agencies.

These government programs are part of broader governmental policies to achieve long-term goals regarding, for example, renewable energies, energy efficiency and strengthening export industries. Should these goals change, subsidies, government incentives and funding for HTS development may be reduced or eliminated, and our growth prospects would be adversely affected. In Germany, for example, which historically has been a major market for renewable energy products, subsidies for renewable energy are declining and discussions are currently underway concerning potential amendments to Germany's Renewable Energy Act which may include the further reduction or elimination of subsidies thereunder.

We are subject to various general regulations in Germany, such as environmental, labor, employment, and health and safety laws, none of which has had, historically, a material impact on our operations. We are also subject to export controls under the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, of which both the U.S. and Germany are participating members. These regulations affect exports of our superconductor products and accelerator technology. The restrictions currently in place do not directly affect exports to countries of the European Union and privileged countries, such as the United States, Canada, Japan, Switzerland and Norway. For deliveries to other countries of goods specified in the dual-use list, we are required to apply for export permission if the product classification demands that permission be obtained. The restrictions in place are also valid for exports to countries in which we do not currently conduct business and in which we do not expect to conduct business in the future.

We are also subject to the German Foreign Trade Act and German foreign trade regulations. The German Foreign Trade Act and various regulations entitle the German Federal Ministry of Economics and Technology to examine the acquisition of holdings in German companies by foreign investors. Investments made by non-EU resident investors may be restricted if the public safety and order of the Federal Republic of Germany is threatened.

Additionally, we are subject to German radiation protection regulations with regards to RI Research Instruments GmbH. The German Radiation Protection Ordinance and German X-Ray Ordinance contain detailed regulations regarding the management, storage and disposal of radioactive substances. Our RI subsidiary owns and operates electron beam welding machines, which generate x-rays and must be shielded in accordance with the German X-Ray Ordinance. X-rays are also generated during the testing of accelerating cavities and accelerator testing must be performed in compliance with the provisions of the German X-Ray Ordinance.

We have established various internal controls and procedures designed to maintain compliance with these regulations. Our compliance programs are subject to changes in legislation, or changes in regulatory interpretation, implementation or enforcement. We believe that our operations are in material compliance with applicable regulations.

Legal Proceedings

We may, from time to time, be involved in legal proceedings in the ordinary course of business. We are not currently involved in any pending legal proceedings that, either individually or taken as a whole, could materially harm our business, prospects, results of operations or financial condition.

Management

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions as of September 30, 2010 are as follows:

Name	Age	Position

Burkhard Prause, Ph.D.	43	President and Chief Executive Officer
Thomas M. Rosa	57	Senior Vice President, Chief Financial Officer and Treasurer
Klaus Schlenga, Ph.D.	44	Senior Vice President and Chief Technology Officer
Barbara J. Burgess	42	Vice President and Chief Accounting Officer
Hans-Udo Klein, Ph.D.	58	Managing Director, Bruker Advanced Supercon
Detlef Krischel, Ph.D.	60	Managing Director, Bruker Advanced Supercon
Wolf-Dieter Emmerich, Ph.D.(1)(2)	70	Director
Brenda J. Furlong(1)	62	Director
Thomas Hartkopf, Ph.D.	62	Director
Chris van Ingen(2)	64	Chairman
Tony W. Keller, Ph.D.	73	Director
Frank H. Laukien, Ph.D.	50	Director
Joerg C. Laukien	56	Director
Charles F. Wagner, Jr.(1)	42	Director

(1)
Member of the audit committee
(2)
Member of the compensation committee

Burkhard Prause, Ph.D., has served as our President and Chief Executive Officer since April 2008. He has also served as a Managing Director of Bruker EAS and Bruker HTS since January 2005, RI Research Instruments GmbH since December 2008, and Bruker ASC GmbH since March 2009. Prior to that time, Dr. Prause served as Product Manager for Bruker BioSpin MRI GmbH. Before joining Bruker BioSpin MRI GmbH in 2002, Dr. Prause was a senior staff scientist at the Max-Planck Institute in Tubingen, Germany. Dr. Prause currently serves as a director of CCAS (the Coalition for the Commercial Application of Superconductors), and from 2006 to 2010, Dr. Prause served as Vice Chairman of ivSupra, a German superconductor industry coalition. Dr. Prause holds a Ph.D. in physics from the University of Notre Dame.

Thomas M. Rosa has served as our Senior Vice President, Chief Financial Officer and Treasurer since February 2008. From 1992 to 2007, he served in various financial management positions at American Superconductor Corporation, including as Chief Financial Officer from February 2006 to July 2007 and Vice President of Finance and Accounting from May 2003 to February 2006. Mr. Rosa holds a M.B.A. in finance and accounting from Northeastern University and a B.A. from the University of Maine.

Klaus Schlenga, Ph.D., has served as our Senior Vice President and Chief Technology Officer since April 2008, and has been a Managing Director of Bruker EAS and Bruker HTS since October 2006. Dr. Schlenga has served on the Board of Directors of Hydrostatic Extrusion Ltd. since October 2009 and the Advisory Board of RI Research Instruments GmbH since April 2009. From May 1999 to 2006, Dr. Schlenga served as Product Manager for Bruker BioSpin GmbH. Since October 2008, Dr. Schlenga has served as Vice Chairman of the Consortium of European Companies Determined To Use Superconductors, or CONECTUS, an industry association of which Bruker EAS is a member. Dr. Schlenga holds a Ph.D. in physics from the University of Erlangen in Germany.

Barbara J. Burgess has served as our Chief Accounting Officer since June 2010. Ms. Burgess joined Bruker BioSpin in 1997 and served in a variety of accounting and finance positions. Prior to joining the Company in June 2010 and since 2007, Ms. Burgess served as the Chief Accounting Officer for the Bruker BioSpin group of companies and as Vice President of Finance & Audit of Bruker BioSpin.

From 1990 to 1997, she served in various accounting, financial, and audit positions with KPMG and in the private sector. Ms. Burgess is a Certified Public Accountant and holds a M.B.A. in finance from Bentley College and a B.S. from Plattsburgh State University.

Hans-Udo Klein, Ph.D., has served as Vice President of Business Development, Government Relations and as Managing Director of Bruker Advanced Supercon GmbH since joining us in April 2009. From 2008 until 2009, he was a management consultant in a sole proprietorship, focusing on companies in the nuclear and research instruments business and the medical particle radiation therapy business. From 2007 to 2008, Dr. Klein served as General Manager for Varian Particle Therapy and Managing Director for ACCEL Instruments GmbH. Prior to that time, Dr. Klein served as Managing Director and partner for ACCEL from 1993 to 2008. Dr. Klein serves as Deputy Chairman of the Board of Directors of Deutsches ITER Industrie Forum, the German industry association for companies supplying to ITER and other nuclear fusion development programs, and has served as the Deputy Chairman of CONECTUS since 2008. Dr. Klein also served as the Vice Chairman of the IUPAP Commission C11, Particles and Fields, from 1996 to 2002. Dr. Klein holds a Ph.D. in physics from Wuppertal University in North Rhine-Westphalia, Germany.

Detlef Krischel, Ph.D., has served as a Managing Director of Bruker Advanced Supercon GmbH since April 2009. Prior to that time, he was Director of Project Integration at the ACCEL Instruments division of Varian Medical Systems, Inc. from 2007 to 2009. From 1995 to 2006, Dr. Krischel served as Department Manager and Director of Magnets of Circular Accelerators and Proton Therapy Systems ACCEL Instruments GmbH. Dr. Krischel holds a Ph.D. in Engineering from the Berlin Institute of Technology in Berlin, Germany and a degree in physics from RWTH Aachen University in North Rhine-Westphalia, Germany.

Wolf-Dieter Emmerich, Ph.D., has served as a director since March 2010. Dr. Emmerich currently serves as a consultant to Erich Netzsch GmbH & Co. Holding KG, the parent company of Netzsch Instruments, a developer and manufacturer of high-precision instruments for thermal analysis and thermophysical properties measurement headquartered in Selb, Germany. Netzsch's products are employed in research and quality control in a range of industrial applications. Dr. Emmerich joined Netzsch Instruments Ltd. in 1970. Dr. Emmerich assumed worldwide responsibility for the Analyzing and Testing business unit in 1980 and was appointed to serve on the Executive Board of the Netzsch Group in 1995. He served the Netzsch Group in a variety of capacities until his retirement in 2005. Dr. Emmerich is also currently serving as a director of Bruker. Dr. Emmerich currently serves as Chairman of the Advisory Board of the ANALYTICA International Trade Fair, a leading European trade show for companies involved in the analysis, laboratory-technology and life-science sectors, and on the Board of the Bayreuth University Society. Dr. Emmerich holds a Physicist degree and a Ph.D. in physics from the University of Erlangen-Nuremberg in Germany. Dr. Emmerich was selected to serve on our Board because of his scientific and technical expertise, as well as his international business and management experience in the life-science and analytical tools industries.

Brenda J. Furlong has served as a director since October 2009. From July 2003 to August 2006, Ms. Furlong served as Managing Director and Head of Fixed Income of Columbia Management Group, the primary investment management division of Bank of America Corporation. Prior to joining Columbia Management, Ms. Furlong was with The Hartford Financial Services Group, where she served as Chief Investment Officer and was President of Hartford Investment Management Company from October 1999 to November 2001, and also served as Senior Vice President — Capital Planning & Development from November 1996 to September 1999. From 1979 to December 1995, Ms. Furlong was with ITT Sheraton Corporation, where, from May 1988 to December 1995, she served as Vice President and Treasurer. Ms. Furlong also serves as a director of Bruker. Ms. Furlong is also a member of the Board of Trustees of the Perkins School for the Blind in Watertown, Massachusetts and the Board of Directors of Zoo New England. Ms. Furlong holds a M.B.A. from Northeastern University, a M.A. in international studies from American University and a B.A. in political science and sociology from Whittier College. Ms. Furlong's aptitude and accomplishments in the areas of corporate finance, financial analysis and strategic planning help our Board to effectively evaluate our business processes to ensure alignment with our strategic goals.

Thomas Hartkopf, Ph.D., has served as a director since October 2009. Dr. Hartkopf has been chair of the Renewable Energy Department, Institute of Electrical Energy Systems, at the Darmstadt University of Technology in Germany since 1996. From 1983 to 1996, he served in a variety of senior management positions at Asea Brown Boveri AG, including as vice president for technology of the international business of ABB Installation Materials. From 2002 to 2007, while on leave from the Darmstadt University of Technology, he served as Chief Technology Officer and a member of the management Board of EnBW Energie Baden-Wurttemberg AG, a large German utility. He also currently serves on the supervisory Board of Envio AG, a German public environmental remediation company. Dr. Hartkopf holds a Ph.D. in network computation analysis from Darmstadt University of Technology. Dr. Hartkopf brings significant scientific and technical expertise to the Board, as well as extensive international business and management experience in the utilities and technology fields.

Chris van Ingen has served as a director since October 2009 and was named Executive Chairman of the Board in March 2010. Since September 2007, he has provided advisory services to various life science technology companies, including Bruker and certain of its subsidiaries. From 2001 until October 2007, he served as President of the Life Sciences and Chemical Analysis Group at Agilent Technologies, Inc. Prior to joining Agilent, Mr. van Ingen was Vice President of Sales and Marketing at Hewlett Packard's Chemical Analysis Group and held other senior management positions at Hewlett Packard's Avondale Division and Netherlands Country Operation. Mr. van Ingen served on the board of Alpha Innotech, Inc. from June 2009 to October 2009, and has served on the board of directors of Symyx Technologies since February 2008. Mr. van Ingen holds a B.S. in analytical chemistry. Mr. van Ingen brings to the Board financial, sales and marketing and management experience in the life sciences industry, as well as significant experience in corporate governance, strategic planning and public company compensation matters.

Tony W. Keller, Ph.D., has served as a director since April 2008. He also serves as Honorary Chairman of Bruker BioSpin Corporation, chairman of the board of Bruker BioSpin AG, and as a director of Bruker. Until recently, Dr. Keller was Co-Chief Executive Officer of the Bruker BioSpin group of companies and served in that capacity for more than five years. From 1964 and until his retirement in March 2010, Dr. Keller served with Bruker BioSpin in a variety of capacities. Dr. Keller holds honorary doctorates from the Technical University of Berlin and from the University of Queensland. Dr. Keller was selected to serve on our Board because of his strong management and executive experience, as well as his deep knowledge of the analytical tools and life sciences industries.

Frank H. Laukien, Ph.D., has served as a director since April 2008. Since February 1991, he has served as Chairman, President and Chief Executive Officer of Bruker and is Bruker's largest shareholder. He also served as Executive Chairman of the former Bruker AXS from August 2002 until the merger of Bruker Daltonics and Bruker AXS in July 2003. In addition, from October 1997 to August 2002, he served as the Chairman of the Board of Directors and, from October 1997 to March 2000, as the Chief Executive Officer, of the former Bruker AXS. Until February 2010, Dr. Laukien also served as Co-Chief Executive Officer of the Bruker BioSpin group of companies. Dr. Frank Laukien is the brother of Mr. Joerg C. Laukien, one of our directors. Dr. Laukien has served as a director of ALSSA (Analytical & Life Science Systems Association), an industry association, since October 2008. Dr. Laukien holds a B.S. degree from the Massachusetts Institute of Technology, as well as a Ph.D. in chemical physics from Harvard University. He brings to the Board an in-depth knowledge of our operations. Dr. Laukien also has extensive executive experience in organizational management, strategic planning, finance and global business development for Bruker and its affiliates, as well as experience with public company governance matters.

Joerg C. Laukien has served as a director since April 2008 and was chairman of our Board from April 2008 until March 2010. He also serves as a director of Bruker, Executive Chairman of Bruker BioSpin Corporation and as Chief Operating Officer of the Bruker BioSpin group of companies. He has also been a director and President of Bruker BioSpin MRI, Inc. in Billerica, Massachusetts since 1997, President of Bruker BioSpin MRI GmbH in Ettlingen, Germany since 1998, President of Bruker Elektronik GmbH in Rheinstetten, Germany since 1991, and a director of Bruker BioSpin s.r.l. in Italy since 1992, each of which are also affiliates of Bruker. Mr. Laukien is the brother of Dr. Frank Laukien, who is one of our directors and is Chairman, President and Chief Executive Officer of Bruker. Mr. Laukien holds a B.A. from the Verwaltungs- und Wirtschafts-Akademie in Karlsruhe, Germany. Mr. Laukien brings considerable executive experience within the Bruker affiliated companies to the Board, as well as experience in international operations and strategic in the field of analytical and life science tools. Mr. Laukien also offers experience with public company governance matters.

Charles F. Wagner, Jr. has served as a director since June 2010. Mr. Wagner served as Vice President and Chief Financial Officer of Millipore Corporation, a global provider of products and services in the life science tools market, from 2007 until July 2010, when Millipore was acquired by Merck & Co., Inc. Mr. Wagner joined Millipore in 2002 and from 2003 to 2007 served as Vice President, Strategy and Corporate Development. From 1997 to 2002, he served in various roles at Bain & Company after having served as Manager, Accounting Analysis, at Millipore from 1995 to 1996 and as Manager at Coopers & Lybrand from 1990 to 1995. Mr. Wagner holds a B.S. from Boston College and a M.B.A. from Harvard Business School. Mr. Wagner brings to the Board considerable financial and management experience with publicly-traded companies, as well as expertise in financial analysis and strategic planning and development.

Business Conduct Policy and Code of Ethics

Our Board of Directors has adopted a business conduct policy that applies to each of our directors, officers and employees. The policy addresses various topics, including:

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  compliance with laws, rules and regulations;

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  conflicts of interest;

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  insider trading;

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  corporate opportunities;

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  competition and fair dealing;

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  record keeping;

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  confidentiality;

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  giving and accepting gifts;

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  protection and proper use of company assets; and

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  payments to government personnel and political contributions.

Our Board of Directors also adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and other senior financial officers. Upon completion of this offering, the business conduct policy and the code of ethics will each be posted in the Corporate Governance section of our website at www.bruker-est.com. The business conduct policy and the code of ethics can only be amended by the approval of a majority of our Board of Directors. Any waiver to the business conduct policy for an executive officer or director or any waiver of the code of ethics may only be granted by our Board of Directors and must be timely disclosed as required by applicable law.

Board Composition

Our Board of Directors consists of eight members. Our certificate of incorporation provides for a classified Board of Directors divided into three classes. The Class I directors' term of office will expire at the annual meeting of stockholders to be held in 2012, the Class II directors' term of office will expire at the annual meeting of stockholders to be held in 2013 and the Class III directors' term of office will expire at the annual meeting of stockholders to be held in 2011. Mr. van Ingen, Dr. Keller and Mr. Wagner are serving as Class I directors; Dr. Frank Laukien, Dr. Emmerich and Ms. Furlong are serving as Class II directors; and Mr. Joerg Laukien and Professor Hartkopf are serving as Class III directors. At each annual meeting of stockholders, beginning with the 2011 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. To the extent there is an increase or reduction in the number of directors, such increase or decrease in directorships will be distributed among the classes so that, as nearly as possible, each class will consist of an equal number of directors. Any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled only by vote of a majority of our directors then in office.

Role of the Board in Risk Oversight

While management is responsible for managing the various risks facing us and our business, the Board of Directors as a whole and through its various committees is responsible for oversight of risk management. The Board's role in risk oversight includes receiving regular reports from members of senior management on areas of material risk to us, or to the success of a particular project or endeavor under consideration, including operational, financial, legal and regulatory, strategic and reputational risks. The full Board of Directors, or the audit committee in the case of financial and compliance risks that are within the oversight of the audit committee, receives these reports from members of management to enable the Board or the audit committee to understand our risk identification, risk management, and risk mitigation strategies. When a report is evaluated at the audit committee level, the chairperson of the audit committee subsequently reports on the matter to the full Board to ensure coordination of the Board's risk oversight activities. In addition, as part of its oversight of our executive compensation program, the compensation committee considers the impact of our executive compensation program, and the incentives created by the compensation awards that it administers, on our risk profile to determine whether they present a significant risk to us. Our Board of Directors also believes that risk management is an integral part of our strategic planning process, which addresses, among other things, the risks and opportunities we face.

Board Leadership Structure

In March 2010, the Board of Directors appointed Mr. van Ingen, a non-employee independent director, to serve as the Executive Chairman of the Board. Separating the Chairman position from the Chief Executive Officer position allows our Chief Executive Officer to focus on setting our strategic direction, day-to-day leadership and our performance, while the Executive Chairman leads the Board in its role of providing advice to, and overseeing the performance of, the Chief Executive Officer.

Our Executive Chairman of the Board also:

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  works closely with our Chief Executive Officer to develop our strategic plan;

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  in conjunction with our Chief Executive Officer, directs the planning, investigation, evaluation and negotiations pertaining to our capital structure, new ventures, acquisitions, dispositions and joint ventures and presents such plans for review and approval by our Board;

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  consults and advises on any operational matters as requested by our Chief Executive Officer;

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  ensures that our Board fulfills its oversight and governance responsibilities;

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  establishes procedures to govern our Board's work;

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  ensures that the financial and other decisions of our Board are fully, promptly and properly carried out;

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  ensures that all members of our Board have opportunities to acquire sufficient knowledge and understanding of our business to enable them to make informed judgments;

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  provides leadership to our Board and sets the agenda for, and presides over, Board meetings; and

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  presides at executive sessions of independent directors at each regularly scheduled in-person Board meeting.

We believe this Board leadership structure recognizes the time, effort and commitment that our Chief Executive Officer is required to devote to his position in the current business environment and the commitment required to fulfill his responsibilities. This structure also allows for the active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board. The members of the Board possess considerable experience of and insight into the challenges and opportunities that we face and are in the best position to evaluate our needs and how to best organize the capabilities of the directors and management to meet those needs. Currently, the Board believes that separating the roles of Chief Executive Officer and Chairman and having an independent Executive Chairman, best serves our needs and the interests of our stockholders.

Director Independence

Under Rule 5605(b)(1) of the NASDAQ Listing Rules, a listed company's Board of Directors must be comprised of a majority of independent directors within one year of listing. In addition, NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company's audit and compensation committees be independent. Under NASDAQ Listing Rule 5605(a)(2), a director will only qualify as an "independent director" if, in the opinion of that company's Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other Board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In June 2010, our Board of Directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of Dr. Emmerich, Ms. Furlong, Professor Hartkopf, Mr. van Ingen and Mr. Wagner, representing five of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under NASDAQ Listing Rule 5605(a)(2). Our Board of Directors also determined that Ms. Furlong, Dr. Emmerich and Mr. Wagner, who comprise our audit committee, and Mr. van Ingen and Dr. Emmerich, who comprise our compensation committee, satisfy the independence standards for those committees established by applicable SEC rules and the NASDAQ Listing Rules. In making this determination, our Board of Directors considered the relationships that each non-employee director has with us and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our Board of Directors has established an audit committee and a compensation committee. Each committee operates under a charter approved by our Board of Directors.

Audit Committee

The audit committee of our Board of Directors is comprised of Ms. Furlong, Dr. Emmerich and Mr. Wagner. Ms. Furlong chairs the audit committee. Our Board of Directors has determined that each audit committee member satisfies the requirements for financial literacy under the current requirements of the NASDAQ Listing Rules. Additionally, Ms. Furlong is an "audit committee financial expert," as defined by SEC rules and satisfies the financial sophistication requirements of NASDAQ. Our audit committee assists our Board of Directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. The audit committee reviews, with our independent auditors, the scope and timing of the auditors' services, the auditors' report on our financial statements following completion of the audit, and our internal accounting and financial control policies and procedures. In addition, the audit committee makes annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year and reviews and approves or ratifies any related person transactions. All audit and non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The compensation committee of our Board of Directors is comprised of Dr. Emmerich and Mr. van Ingen. Dr. Emmerich chairs the compensation committee. The compensation committee reviews and evaluates the compensation and benefits of our executive officers, reviews general policy matters relating to compensation and employee benefits and makes recommendations concerning these matters to the Board of Directors. The compensation committee also administers our stock option plan. See "— Benefit Plans."

Board of Directors and Committee Meetings

In 2009, the Board of Directors held one meeting and acted by written consent four times. The audit and compensation committees of the Board of Directors were established in October 2009. In 2009, the audit committee held one meeting and the compensation committee held no meetings. Each of our directors attended at least 75% of the total number of meetings of the Board of Directors and Board committees of which he or she was a member in 2009.

Director Nominations

We do not have a governance or nominating committee, based on a Board determination that full Board participation in the nominations process will foster improved corporate governance. We have adopted a policy by Board resolution governing the nomination of directors, according to which the full Board of Directors approves all nominees for Board membership. In some cases, one or more Board members may screen potential nominees before presenting them to the full Board for consideration. In all cases, a majority of our independent directors must approve the nominees. The qualifications of recommended candidates will be reviewed by at least a majority of our independent directors, as well as the full Board of Directors. Stockholders may recommend director candidates for inclusion by the Board of Directors in the slate of nominees which the Board recommends to stockholders for election, as described below.

The process followed by the Board and independent directors to identify and evaluate potential candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by independent directors and the Board. The independent directors and the Board are authorized to retain advisers and consultants and to compensate them for their services.

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, the Board and the independent directors apply certain criteria established by the Board.

These criteria include, but are not limited to, the following:

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  experience in aspects of business or technology relevant to our business;

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  sufficient time available to devote to our affairs;

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  character and integrity;

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  ability to represent the best interests of stockholders as a whole rather than special interest groups;

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  willingness to participate actively as a Board member; and

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  communication, decision-making and interpersonal skills.

The Board and the independent directors may also consider the following for some of the director nominees:

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  experience serving as a director of a public company;

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  familiarity with corporate governance issues;

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  independence, as determined in accordance with SEC rules and regulations and NASDAQ listing standards;

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  experience in running a comparable company or division of a comparable company;

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  insight into our strategy, business model, operations, and financials;

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  knowledge of industry trends and markets; and

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  qualification as an audit committee financial expert to serve on the audit committee in accordance with SEC and NASDAQ definitions.

The Board and the independent directors do not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Although we do not have a specific policy with respect to the nomination of directors by stockholders, we will consider nominations made by stockholders. We believe that it is not necessary to have a policy for director nominations by stockholders because the Board of Directors, including the independent directors, is able to effectively locate and evaluate potential candidates for nomination to the Board of Directors due to the directors' intimate knowledge of our operations and our target industries. However, stockholders may communicate directly with the Board of Directors by written communication submitted to Richard M. Stein, c/o Bruker Energy & Supercon Technologies, Inc., 15 Fortune Drive, Billerica, Massachusetts 01821. Mr. Stein will be primarily responsible for monitoring the communications and providing summaries or copies of such communications to the Board of Directors as he deems appropriate, and, as described below, will submit communications to the Board of Directors relating to corporate governance matters and long-term corporate strategy. Stockholders may use this process to suggest potential nominations to the Board of Directors. Such suggested nominations shall be forwarded to the Board of Directors and the proposed candidates shall be evaluated using substantially the same process and applying the same criteria as used and applied in evaluating candidates submitted by Board members.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or was formerly our officer or employee. None of our executive officers currently serves, or in the past year has served, as a director or member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of any entity that has one or more executive officers serving as a director or member of our compensation committee.

Director Compensation

We pay the non-employee directors of the Board a mix of cash and share-based compensation as determined by the Board based on the recommendation of the compensation committee. Directors who are also our employees or are employed by any affiliated company, including Bruker and its subsidiaries, receive no additional cash compensation for their services as our directors. Currently, Dr. Frank Laukien and Mr. Joerg Laukien are considered employee directors. Dr. Tony Keller served as an employee of an affiliated Bruker subsidiary until his retirement on March 31, 2010 and was considered an employee director until that time. Effective April 1, 2010, Dr. Keller is compensated for his service as a non-employee director. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board or committee meetings.

In order for us to attract and retain high-quality directors, the compensation committee and the Board structure compensation arrangements for non-employee directors to be competitive with those of companies of similar size, in similar industries or markets and at the same stage of maturity as us.

Components of Director Compensation

Each non-employee director is entitled to the following cash compensation:

Annual retainer fees:
Board Service	$15,000
Additional annual retainer fee for service as independent Chair of the Board of Directors	$10,000
Additional annual retainer fees for committee service:
Audit Committee Chair	$5,000
Audit Committee Service	$10,000
Compensation Committee Chair	$2,500
Compensation Committee Service	$5,000
Attendance fees per Board meeting:	$1,000

In addition to the cash component of director compensation, share-based awards are made annually to non-employee directors as a component of their compensation. The Board of Directors has also approved the following option grants for non-employee directors:

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  an initial grant of options to purchase 15,000 shares to any newly-elected Board chairperson;

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  an initial grant of options to purchase 10,000 shares to any newly-elected director;

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  grants of options to purchase 5,000 shares to each newly-appointed committee chair; and

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  annual grants of options to purchase 3,000 shares to all continuing directors.

All option grants to directors vest ratably in annual installments over three years on the anniversary of the grant date.

In October 2009, we granted each non-employee director an initial equity award consisting of options to purchase 10,000 shares of our common stock. Mr. Joerg Laukien, who was then serving as our Chairman, received options to purchase an additional 20,000 shares of our common stock. Ms. Brenda Furlong, as chair of the audit committee, received options to purchase an additional 5,000 shares of our common stock.

The following table provides information concerning the compensation paid by us to the directors for the year ended December 31, 2009.

2009 Director Compensation Table

Name(a)	Fees Earned or Paid in Cash(b)	Option Awards(1)(d)	Total(h)

Brenda J. Furlong	$8,500	$37,800	$46,300
Thomas Hartkopf, Ph.D.	4,750	25,200	29,950
Chris van Ingen	25,400	25,200	50,600
Tony W. Keller, Ph.D.	—	25,200	25,200
Frank H. Laukien, Ph.D.	—	25,200	25,200
Joerg C. Laukien	—	75,600	75,600

(1)
The amounts in column (d) reflect the grant date fair value of option awards granted October 1, 2009.

As of December 31, 2009, directors held the following aggregate unvested restricted stock awards and vested and unvested options to purchase our common stock:

Name	Number of Stock Awards	Number of Vested Options	Number of Unvested Options

Brenda J. Furlong	—	—	15,000
Thomas Hartkopf, Ph.D.	—	—	10,000
Chris van Ingen	—	—	10,000
Tony W. Keller, Ph.D.	—	—	10,000
Frank H. Laukien, Ph.D.	—	—	10,000
Joerg C. Laukien	—	—	30,000

Executive Compensation

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis is to provide information about the material elements of compensation that is paid or awarded to, or earned by, our executive officers who are named in the "2009 Summary Compensation Table" below. In 2009, these "named executive officers" were:

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  Burkhard Prause, Ph.D., President and Chief Executive Officer since April 2008.

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  Thomas M. Rosa, Senior Vice President, Chief Financial Officer and Treasurer since April 2008.

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  Klaus Schlenga, Ph.D., Chief Technology Officer since April 2008.

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  Hans-Udo Klein, Ph.D., Managing Director of Bruker Advanced Supercon since April 2009.

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  Detlef Krischel, Ph.D., Managing Director of Bruker Advanced Supercon since April 2009.

This compensation discussion and analysis describes and explains the compensation practices that were followed in 2009, the numerical and related information contained in the tables presented below and certain actions taken regarding executive compensation since December 31, 2009. The discussion below is intended to help you understand the detailed information presented in the tables, as well as our proposed compensation practices after the completion of this offering.

Overview of our Compensation Program and Compensation Philosophy

Our executive compensation program is administered by the compensation committee of the Board of Directors. The compensation committee oversees our stock option plan, determines the Chief Executive Officer's salary, bonus, and equity-based compensation and oversees the executive compensation program for our other executive officers, which includes reviewing and approving the overall values and forms of compensation for the named executive officers listed in the 2009 Summary Compensation Table included in this prospectus as well as for our other officers. The compensation committee also reviews general policy matters relating to compensation and employee benefits and makes recommendations concerning these matters to the Board of Directors.

Our compensation and benefits programs are designed to attract and retain talented and qualified senior executives to manage and lead us, to motivate our employees to pursue our corporate objectives and to maximize our long-term growth. The primary components of compensation for our executive officers are base salary, cash incentive compensation and equity-based compensation in the form of stock option grants. Our key objectives in structuring and determining executive compensation are to:

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  Encourage executive officers to achieve and exceed our financial and strategic goals. While base salary, which is related to the essential elements of an executive officer's position, remains the largest component of an executive officer's compensation, cash incentive bonuses comprise a significant portion of total compensation. We have embraced a compensation philosophy for our named executive officers that seeks to align compensation with our strategic objectives and financial goals. Compensation of our executive officers is based in part on a pay-for-performance philosophy, through annual incentive bonus plans under which our executive officers have the opportunity to obtain a target cash bonus of approximately 20% to 75% of base salary, depending on the operational responsibilities of the individual executive officer.

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  Compensate executive officers within market standards. We intend to provide total compensation packages to our executive officers that are competitive in relation to compensation packages offered by companies that operate in similar fields and are of comparable size based on revenue. We believe that offering competitive pay will allow us to attract and retain a management team that has the combination of skills and experience needed to lead us to achieve our business and financial objectives.

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  Create a performance culture that aligns management and shareholder interests. We believe that our executive officers should strive to achieve and exceed performance expectations. To help us achieve this goal, we establish individualized annual incentive bonus plans for our Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and other executive officers that provide cash incentive bonus opportunities based on meeting corporate or specific business unit financial targets and individual goals, and determine increases in base salary upon consideration of merit evaluations of the individual performance of our executive officers as well as market standards. Grants of equity incentive awards with extended vesting schedules are designed to further motivate executive officers to achieve long-term strategic objectives and to align our executive officers' interests with the interests of our shareholders.

Historical Compensation Decision Making and Compensation Initiatives

Following the establishment of our Board of Directors in 2008, executive compensation and benefits policies were reviewed and approved by our Board of Directors in consultation with the compensation committee. Upon the hiring of an executive officer, an initial base salary and annual performance bonus opportunity was negotiated by our Chief Executive Officer, in consultation with the compensation committee. During 2008 and 2009, we expanded our operations substantially through acquisitions, and in the process of integrating the acquired operations assumed a variety of pre-existing compensation structures and individual compensation arrangements. We have typically entered into employment agreements with each of our non-U.S. executive officers, consistent with local custom and practice. Under the terms of their employment agreements, these executives are provided a base salary for the duration of the agreement and the opportunity for additional bonus compensation based on performance metrics to be established and reviewed annually. We currently have employment agreements with each of our named executive officers except Mr. Rosa, our U.S.-based Chief Financial Officer.

Beginning in the fourth quarter of 2009, and continuing throughout 2010, we are undertaking a comprehensive review and evaluation of our compensation programs with the objective of realigning our compensation philosophy to create common compensation policies and practices that reflect our corporate culture and performance objectives. In the first quarter of 2010, as part of that process, the compensation committee, with the input of our Chief Executive Officer, began to develop and implement a unified and systematic framework for establishing executive compensation levels and evaluating management performance. In addition to the actions taken to date that are discussed in this section, we expect that the compensation committee may take additional actions after the completion of this offering in furtherance of these goals. For additional information regarding the compensation committee of our Board of Directors that will oversee our compensation program following the completion of this offering, see "Management — Board Committees — Compensation Committee."

Executive Officer Compensation Determinations

The compensation committee has overall responsibility for recommending to our Board of Directors the compensation of our Chief Executive Officer and determining the compensation of our other executive officers. We seek to combine the components of our executive compensation program to achieve a total compensation level and compensation mix we consider appropriate for our size and corporate performance. For executive officers other than our Chief Executive Officer, the compensation committee considers input from our Chief Executive Officer regarding our executive officers' responsibilities, performance and compensation. At the time of initial hire of a new executive officer, our Chief Executive Officer determines a targeted overall compensation range for the new executive officer and recommends a specific compensation package to the compensation committee. Additionally, our Chief Executive Officer recommends base salary increases and equity award levels to be used throughout our compensation plans, and advises the compensation committee regarding our ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our Chief Executive Officer believes are commensurate with an executive officer's individual qualifications, experience, responsibility level, functional role, knowledge, skills, and individual performance, as well as our performance.

The compensation committee reviews the Chief Executive Officer's recommendations and approves the specific compensation for all the executive officers, including the amount of each element of our compensation program at the time of initial hire or promotion of an executive officer, taking into consideration our results of operations, long and short-term financial and strategic goals, the competitive market for the executive officer and general economic factors. Review and approval by the compensation committee is based on general industry data and our understanding of the market, as well as the business judgment and collective experience of members of our compensation committee and Board of Directors in their respective industries, including the technology industry. While the total compensation to be paid to the hired executive officer is generally expected to be within the range recommended by our Chief Executive Officer, the compensation committee may adjust pay levels upward or downward as it determines in its discretion. After completion of this offering, the compensation committee will have an ongoing dialogue with our Chief Executive Officer regarding internal, external, cultural and business challenges and opportunities facing us and our executive officers.

In the first quarter of 2010, the compensation committee, in consultation with the Board of Directors and our Chief Executive Officer, undertook a review of company-wide compensation levels of executive officers in comparable management positions across our operating divisions and within affiliated Bruker entities. As a result of that review, and in order to implement a more unified and equitable internal compensation structure, target salary ranges were established for various management levels across all divisions. Additionally, the compensation committee designed a revised cash incentive bonus structure, under which target bonus opportunities are to be set at specified levels for various management positions, expressed as a percentage of base salary. Target bonus levels are designed on a three-tier scale that places increasing amounts of compensation "at risk" as responsibility of the individual increases. Under the revised compensation structure, which is currently being implemented on an individualized basis, beginning in 2010 our executive officers will be eligible to receive cash incentive bonuses linked to pre-established corporate and individual performance goals based on the following target levels:

  •
  For our Chief Executive Officer and Chief Technology Officer, the target bonus opportunity will be equal to 75% of base salary;

  •
  For our Chief Financial Officer, our other named executive officers and our other executive officers with similar senior management responsibilities, the target bonus opportunity will be equal to 50% of base salary; and

  •
  For mid-level members of the management team, the target bonus opportunity will be between 10% and 25% % of base salary, depending on seniority and level of responsibility.

The Compensation Committee, in consultation with our Chief Executive Officer, will review these target levels annually and will make such adjustments as the Compensation Committee determines are appropriate.

To date, we have not utilized the services of a compensation consultant and have not engaged in any company-specific benchmarking when making general or individual compensation determinations. We do, however, refer to certain publicly available general industry information for purposes of assessing the reasonableness and competitiveness of the initial range of overall compensation for our named executive officers. We also rely on the industry knowledge of our directors and our senior management in evaluating the competitiveness of compensation provided to our executive officers relative to compensation earned by executive officers with similar responsibilities at companies with revenue or other operating characteristics similar to ours.

Elements of Executive Compensation

Executive compensation is comprised of cash compensation in the form of annual base salary and annual incentive bonus awards, as well as long-term incentive compensation in the form of stock option grants. We believe that offering a combination of these elements allows us to meet each of the key objectives of our compensation philosophy. We also provide our executive officers with certain other benefits and perquisites that are discussed below under "— Other Compensation."

Base Salary

Base salary represents payment to the executive officer for a satisfactory level of individual performance. The base salaries of our executive officers are determined at the time of hire, promotion or change in responsibilities, and are generally reviewed annually by the compensation committee. The amount of each executive officer's base salary, which is not "at risk," reflects our views as to the individual executive officer's past experience, knowledge, skills and expertise, scope of anticipated responsibilities and potential to add value through performance, as well as competitive industry salary practices. Base salaries are set at levels that the compensation committee believes will allow us to attract and retain qualified executives who will support our ability to deliver on our business goals. Increases to base salaries may be awarded to reward superior individual job performance, upon changes in an individual's responsibilities or position or to maintain the competitiveness of an executive officer's compensation package.

The table below sets forth the annual base salary for fiscal 2009 and fiscal 2010 for our named executive officers, expressed in local currency and U.S. dollar equivalents:

Named Executive Officer	Fiscal 2009 Base Salary (Local Currency)	Fiscal 2009 Base Salary ($)(1)	Fiscal 2010 Base Salary (Local Currency)	Fiscal 2010 Base Salary ($)(1)

Burkhard Prause	€120,000	$166,861	€150,000	$208,576
Thomas M. Rosa	$175,000	$175,000	$195,000	$195,000
Klaus Schlenga	€105,000	$146,004	€130,000	$180,766
Hans-Udo Klein(2)	€120,000	$166,861	€125,000	$173,814
Detlef Krischel(3)	€144,000	$200,234	€144,000	$200,234

(1)
Based on actual payment in euros converted to U.S. dollars at a conversion rate of $1.00 = €0.71916, the average dollar to euro conversion rate for the year ended December 31, 2009, as reported on www.oanda.com.
(2)
Dr. Klein joined us in April 2009, and received a pro-rated amount of his base salary for 2009.
(3)
Dr. Krischel joined us in April 2009, and received a pro-rated amount of his base salary for 2009.

Following reviews of individual performance and the internal review undertaken by the compensation committee of executive compensation levels throughout our operating divisions discussed above, and upon consideration of recommendations from the Chief Executive Officer, the compensation committee approved increases to base salaries for each of our named executive officers for 2010 each of Drs. Prause, Schlenga and Klein and Mr. Rosa. The 2010 base salary adjustments reflect our assessment of a number of factors, including each named executive officer's overall performance and contribution to achieving our strategic and financial goals, the executive's position and functional role and responsibilities, the relationship of the executive officer's base salary to the base pay of our other executive officers and an assessment of the relative ease or difficulty of replacing the individual with a well-qualified person of comparable experience.

Annual Cash Incentive Awards

Annual cash incentive awards in the form of performance-based cash incentive bonuses for our Chief Executive Officer, Chief Financial Officer and Chief Technology Officer are intended to recognize management's success in meeting our corporate financial and strategic goals or, in certain cases, may be linked to achievement of one or more of an executive officer's individual performance goals. Specific performance goals for these bonus plans, which may include quantitative financial measures, qualitative factors or a combination of both, are established each year by the compensation committee after consultation with our Chief Executive Officer. Following implementation of the compensation initiatives adopted in 2010 by the compensation committee to restructure cash incentive compensation, as described above under the heading "Executive Officer Compensation Determinations," the performance-based annual bonus plans of our executive officers are designed so that a significant portion of total compensation is "at risk," and that the executive officer will only receive a cash incentive bonus linked to a particular performance goal if his or her performance meets or exceeds our expectations with respect to that goal.

The actual amount payable for annual cash incentive bonuses to our named executive officers is determined by the compensation committee after the preparation of our annual financial statements, based on the extent to which pre-established performance goals were achieved. Distributions of cash bonus awards are typically made in two installments, with 50% of the anticipated performance bonus attributable to quantitative measures paid in the third fiscal quarter of the current year based on first half results, and the remainder of the bonus paid in the second quarter of the following fiscal year based on actual audited financial results. In the event the actual amount of incentive bonus payable to an executive officer is determined by the compensation committee, after review of audited full year results, to be less than the amount previously paid based on projected full year results, we may deduct the amount of any overpayment from salary payable to the executive officer in the current year, at the discretion of the compensation committee.

For 2009, Dr. Prause and Dr. Schlenga were each entitled to receive cash incentive bonuses equal to .05% of combined 2009 revenue at our Bruker EAS and Bruker HTS operating subsidiaries plus 0.75% of a 2009 combined metric based on German GAAP that is comparable to gross profit, or profit metric, realized by our Bruker EAS and Bruker HTS operating subsidiaries, based on the determination of the compensation committee that revenue growth and cost containment in our core businesses are critical to achieving future profitability. Based on 2009 audited results, each of these executive officers was awarded total cash incentive compensation of €78,893, or approximately $109,702, determined based on the following formula:

(Combined Bruker EAS and Bruker HTS revenue of €26,086,000 * .05%) + (Combined Bruker EAS and Bruker HTS profit metric of €8,780,000 * .75%) = €13,043 + €65,850 = €78,893.

For 2009, Mr. Rosa's cash incentive bonus target was $50,000. 2009 quantitative performance goals established for Mr. Rosa, which comprised 70% of his total target bonus potential, included the following company-wide financial performance objectives: increase in consolidated gross revenue, gross profit margin improvement, operating profit improvement and working capital reduction. Mr. Rosa's quantitative performance objectives and bonus potential, summarized in the table below, included performance ranges for each quantitative performance goal and associated bonus payouts based on achievement of the respective level.

Quantitative Goal	% of Bonus Potential	Range	Bonus Potential	Actual Performance	Bonus Award

Revenue Growth	10%	29% to 41%	$1,000 – $10,000	41%	$10,000
Gross Profit Margin	20%	10% to 16%	$2,000 – $20,000	14%	$12,000
Operating Profit Margin	20%	-16% to -9%	$2,000 – $20,000	-10%	$16,000
Working Capital per $ of Revenue	20%	$0.41 to $0.34	$2,000 – $20,000	$0.46	$10,000

Total	70%		$70,000 (Maximum)		$48,000

In addition to these quantitative goals, Mr. Rosa's bonus targets included qualitative goals, representing 30% of total target bonus potential, linked to progress on internal financial initiatives. Based on 2009 performance, Mr. Rosa received total cash incentive compensation for 2009 of $63,000, or 126% of his target bonus, consisting of $48,000 for performance related to the quantitative goals described above and $15,000 for satisfactory performance with respect to his qualitative goals.

Dr. Klein was eligible to receive a fixed bonus amount equal to 42% of his base salary for 2009, as provided in his bonus agreement. The amount of Dr. Klein's 2009 bonus award was determined through negotiations with Company management at the time he joined the Company in 2009. Dr. Krischel was eligible to receive a fixed bonus amount equal to 18% of his base salary for 2009. Dr. Krischel's 2009 bonus opportunity, as provided in his bonus agreement, was initially to be linked to revenue generated under an anticipated consulting arrangement with a customer of our Bruker Advanced Supercon GmbH subsidiary. The consulting agreement was not finalized and the compensation committee, at its discretion, determined that it was nonetheless appropriate to award Dr. Krischel a bonus in the amount provided in his bonus agreement. Under these arrangements, bonus payments to Dr. Klein and Dr. Krischel for 2009 were €36,166 and €19,526, or approximately $50,289 and $27,151, respectively.

As of the date of this filing, three of our named executive officers, Dr. Prause, Dr. Schlenga and Mr. Rosa, have accepted a bonus incentive plan for 2010 structured in accordance with the revised incentive bonus structure adopted by the compensation committee in the first half of 2010. Under these plans, target bonuses of Dr. Prause and Dr. Schlenga are set at 75% of 2010 base salary and Mr. Rosa's target bonus is set at 50% of 2010 base salary. Performance of the executive officers will be measured against targets based on revenue growth and gross margin, with the revenue target comprising 60% of bonus potential and the gross margin target comprising 40% of total bonus potential. The compensation committee has established 80% achievement as the threshold for receipt of a performance-based award, meaning that no bonus payment will be awarded for partial achievement of a quantitative performance goal unless at least 80% of the goal is achieved. After the 80% threshold for a particular goal is achieved, the amount of cash incentive compensation to be awarded will increase directly in relationship to the percentage of the goal achieved. For example, if 90% of an established revenue goal is achieved, the executive officer will be entitled to receive 90% of the bonus target amount linked to that goal. In order to provide additional incentive to our executive officers and to reward outstanding performance, the compensation committee does not set a maximum amount that can be earned in the event performance exceeds targeted levels in the performance-based incentive plan. The compensation committee may, in its discretion, award additional bonus compensation to an employee, including an executive officer, for exceptional performance in areas outside those specified in the individual's target bonus plan.

Under their respective employment agreements, Dr. Klein will continue to be entitled to receive a €50,000 incentive award for his service in 2010 and Dr. Krischel will continue to receive a €26,000 incentive award. Both may elect to receive the new bonus incentive plan for 2010 and following years instead, which would set Dr. Klein's target bonus at €62,500 (50% of base salary) and Dr. Krischel's at €36,000. Because of the historically different pay package Dr. Krischel has been receiving, which included a higher base salary component and less flexible bonus pay, his bonus target will be raised to the appropriate 50% of base salary target level over a three-year phase-in period.

The amount of annual performance bonus received by each named executive officer is included as non-equity incentive plan compensation in "Executive Compensation — 2009 Summary Compensation Table."

Long-Term Incentives

We consider equity compensation to be an integral part of a competitive executive compensation package and an important mechanism to align the interests of management with those of our stockholders. Equity incentive compensation in the form of stock options is designed to provide long-term incentives to executive officers and other employees, to encourage the executive officers and other employees to remain with us and to enable recipients to develop and maintain a long-term ownership position in our common stock, which in turn motivates the recipient to focus on long-term enhancement in our shareholder value. Our 2009 Stock Option Plan, administered by the compensation committee, is the vehicle for granting employee stock options.

While generally granted on an annual basis, all long-term incentive awards in the form of option grants are discretionary and grants may be made by the Board of Directors at any time upon the recommendation of the compensation committee. The Board of Directors has delegated authority to the compensation committee to determine the amount and timing of option grants to our executive officers. We do not embrace performance-vesting, meaning that individual vesting is not based upon the achievement of any specific goals or objectives. The compensation committee does, however, consider the individual's and our performance in determining the total and individual equity awards. The compensation committee has determined that equity compensation awards to executives and all other employees should be based upon the economic value of the award and should be considered part of the individual's overall compensation package. In making specific grants to executives, the compensation committee evaluates each executive officer's total equity compensation package. The compensation committee will generally also review the option holdings of each of the executive officers, including vesting and exercise price and the then current value of such options.

Annual option grants to employees generally will be made in the third quarter of each year. Typically, the stock options we grant to our executives will vest at a rate of 20% at the end of the first year and in equal annual installments over the succeeding four years. Vesting and exercise rights cease shortly after termination of employment except in the case of death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights or the right to receive dividends or dividend equivalents.

We grant stock options at exercise prices equal to the fair market value of shares of our common stock on the date of grant as determined by our Board of Directors. After the closing of this offering, the exercise price of all stock options will be equal to the closing price of shares of our common stock on the NASDAQ Global Market on the date of grant.

In October 2009, upon establishment of our 2009 Stock Option Plan, we made initial grants of stock options to certain of our employees, including the named executive officers, as long-term incentive compensation. The exercise price of these options was $3.50 per share, which was determined by the Board of Directors to be the fair market value of our common stock on the date of grant. The number of shares subject to this award was established by the Board of Directors, after considering the relative experience and expected contributions of each executive officer in determining the size of the respective initial grants.

In connection with these initial option grants, our compensation committee determined that a substantial option award should be granted to each of the named executive officers to provide our executives a strong focus on sustained top-line growth, the roadmap to profitability and shareholder value creation. As a result, the compensation committee set the initial stock option grants at approximately 100% of the total non-equity compensation for each of our three most senior executives, Dr. Prause, Mr. Rosa and Dr. Schlenga, with a five-year vesting period. The compensation committee awarded each of the initial option grants based on the fair value of the award at the time of issuance, the applicable executive's scope of responsibilities and the amount of the applicable executive's total compensation package. Specifically, the compensation committee determined that our chief executive officer, Dr. Prause, should receive options to purchase 150,000 shares, and that Dr. Schlenga, our Chief Technology Officer, and Mr. Rosa, our Chief Financial Officer, should each receive awards of options to purchase 100,000 shares. The compensation committee also awarded 40,000 shares to Dr. Klein based on his responsibility as a managing director of our Bruker Advanced Supercon subsidiary and the size of his overall compensation package. Dr. Krischel was granted options to purchase 20,000 shares based on his responsibilities for our key growth initiatives and the size of his total compensation package.

The 2009 option grants to our named executive officers were as follows:

Name	Number of Our Shares Underlying Options Granted	% of Total Initial Options Granted to Employees in 2009

Burkhard Prause	150,000	22.9%
Thomas M. Rosa	100,000	15.3%
Klaus Schlenga	100,000	15.3%
Hans-Udo Klein	40,000	5.3%
Detlef Krischel	20,000	2.7%

We do not have mandatory equity ownership guidelines for our executives.

Executive Benefits

Our named executive officers are eligible for the same level and offering of benefits made available to other employees, including participation in our 401(k) plan in the U.S. and other welfare benefit programs. We do not provide any retirement benefits separate from the 401(k).

In addition to the primary compensation elements discussed above, we provide our executive officers with other forms of benefits and perquisites as described below in "Executive Compensation — 2009 Summary Compensation Table." For example, we provide a company car to each of Dr. Prause, Dr. Schlenga, Dr. Klein and Dr. Krischel, which is a customary benefit for executives in Germany. We consider these additional benefits to be a part of a competitive compensation package that enables us to attract and retain talented executive officers.

Employment Contracts with Our Named Executive Officers

We have entered into employment agreements with each of Drs. Prause, Schlenga, Klein and Krischel, consistent with German custom and practice. We have not entered into an employment agreement with Mr. Rosa.

Burkhard Prause, Ph.D. We entered into a Managing Director Agreement with Dr. Prause that was effective as of October 2006. Our agreement with Dr. Prause had an initial term that expired in February 2010, and is automatically renewed for additional one-year periods unless terminated by us or Dr. Prause on six months' notice prior to the end of any such one-year term.

Dr. Prause's employment agreement provided for an annual base salary of €120,000 and he was eligible to be paid a bonus pursuant to a separate bonus agreement. In April 2010, our Board of Directors and compensation committee set Dr. Prause's annual base salary for 2010 at €150,000. In addition, Dr. Prause has the opportunity to earn a performance bonus of up to 75% of his 2010 base salary. For additional information regarding Dr. Prause's bonus targets and performance goals, see "Executive Compensation — Executive Officer Compensation Determinations" and "Executive Compensation — Elements of Executive Compensation."

Dr. Prause, or his family, is entitled to certain benefits in connection with his death during the term of his employment agreement as discussed below under "Summary of Executive Compensation — Potential Payments upon Termination or Change in Control."

Klaus Schlenga, Ph.D. We entered into a Managing Director Agreement with Dr. Schlenga on October 1, 2006. Our agreement with Dr. Schlenga has an initial five-year term that expires in October 2011, and will be automatically renewed for additional one-year periods unless terminated by us or Dr. Schlenga on six months' notice prior to the end of the initial term or any renewal term.

Dr. Schlenga's annual base salary was originally set at €105,000. In April 2010, our Board of Directors and compensation committee set Dr. Schlenga's annual base salary for 2010 at €130,000. Dr. Schlenga is also eligible to be paid a bonus. Dr. Schlenga has elected to participate in a new bonus incentive plan for 2010 that sets his target bonus at 75% of his 2010 base salary. For additional information regarding Dr. Schlenga's bonus targets and performance goals, see "Executive Compensation — Executive Officer Compensation Determinations" and "Executive Compensation — Elements of Executive Compensation."

Dr. Schlenga, or his family, is entitled to certain benefits in connection with his death during the term of his employment agreement as discussed below under "Summary of Executive Compensation — Potential Payments upon Termination or Change in Control."

Hans-Udo Klein, Ph.D. We entered into a Managing Director Agreement with Dr. Klein that was effective as of February 6, 2009. Our agreement with Dr. Klein is for an indefinite term, but may be terminated by us or Dr. Klein on 12 months' notice such that the agreement would end on June 30 or December 31 of a calendar year. We also may terminate Dr. Klein's agreement for good cause.

Dr. Klein's annual base salary is €125,000. Pursuant to a separate bonus agreement, Dr. Klein is eligible to receive a bonus of up to 42% of his base salary in 2010. For additional information regarding Dr. Klein's bonus potential, see "Executive Compensation — Executive Officer Compensation Determinations" and "Executive Compensation — Elements of Executive Compensation."

Dr. Klein, or his family, is entitled to certain benefits in connection with his death during the term of his employment agreement each as discussed below under "Summary of Executive Compensation — Potential Payments upon Termination or Change in Control."

Detlef Krischel, Ph.D. We entered into a Managing Director Agreement with Dr. Krischel on February 16, 2009. Our agreement with Dr. Krischel has an initial five-year term that expires on February 15, 2014, and will be automatically renewed for additional one-year periods unless terminated by us or Dr. Krischel on six months' notice prior to the end of the initial term or any renewal term. We also may terminate Dr. Krischel's agreement for good cause.

Dr. Krischel's annual base salary is €144,000. Pursuant to a separate bonus agreement, Dr. Krischel is eligible to receive a bonus of up to 18% of his base salary in 2010. For additional information regarding Dr. Krischel's bonus potential, see "Executive Compensation — Executive Officer Compensation Determinations" and "Executive Compensation — Elements of Executive Compensation."

Dr. Krischel, or his family, is entitled to certain benefits in connection with his death during the term of his employment agreement as discussed below under "Summary of Executive Compensation — Potential Payments upon Termination or Change in Control."

Section 162(m) Limitations

Section 162(m) of the U.S. Internal Revenue Code limits the tax deductibility by a corporation of compensation in excess of $1,000,000 paid to the Chief Executive Officer and any other of its four most highly compensated executive officers. However, compensation which qualifies as "performance-based" is excluded from the $1,000,000 limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by stockholders.

The compensation committee does not presently expect total cash compensation payable for salaries to exceed the $1,000,000 limit for any individual executive. Having considered the requirements of Section 162(m), the compensation committee believes that stock option grants to date meet the requirement that such grants be "performance-based" and are, therefore, exempt from the limitations on deductibility. The compensation committee will continue to monitor the compensation levels potentially payable under our cash compensation programs, but intends to retain the flexibility necessary to provide total cash compensation in line with competitive practice, our compensation philosophy and our best interests.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers in 2009.

Name and Principal Position	Year	Salary(1)	Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(1)	All Other Compensation(1)(4)	Total

Burkhard Prause(4) President and Chief Executive Officer	2009	$166,861	$20,858	$378,000	$109,702	$17,990	$693,411
Thomas M. Rosa(5) Senior Vice President, Chief Financial Officer and Treasurer	2009	$175,000	10,000	$252,000	$63,000	$—	$500,000
Klaus Schlenga(6) Senior Vice President and Chief Technology Officer	2009	$146,004	13,905	$252,000	$109,702	$14,338	$535,949
Hans-Udo Klein(7) Managing Director, Bruker Advanced Supercon GmbH	2009	$119,120	$50,289	$100,800	—	$128,326	$398,535
Detlef Krischel(8) Managing Director, Bruker Advanced Supercon GmbH	2009	$150,175	—	$50,400	$27,151	$9,093	$236,819

(1)
Except for Mr. Rosa's compensation, the amounts reflected are based on actual payment in euros converted to U.S. dollars at a conversion rate of $1.00 = €0.71916, the average dollar to euro conversion rate for the year ended December 31, 2009, as reported on www.oanda.com.
(2)
The amounts in the Option Awards column reflect the grant date fair value of awards pursuant to our 2009 Stock Option Plan. The actual amount realized by the executive officer will likely vary based on a number of factors, including our performance, stock price fluctuations and applicable vesting.
(3)
Reflects the amounts awarded as cash incentive compensation to executive officers for 2009 based on achievements under our 2009 bonus program. See "Compensation Discussion and Analysis — Annual Cash Incentive Awards" for a discussion of our executive officers' bonus plans.
(4)
Dr. Prause received a bonus of €15,000, or $20,858, in connection with the closing of the ACCEL acquisition. Dr. Prause's compensation also includes use of a car valued at $17,990.
(5)
Mr. Rosa received a bonus of $10,000 in connection with the closing of the ACCEL acquisition.
(6)
Dr. Schlenga received a bonus of €10,000, or $13,905, in connection with the closing of the ACCEL acquisition. Dr. Schlenga's compensation also includes use of a car valued at $14,338.
(7)
Dr. Klein joined us in April 2009, and received a pro-rated amount of his base salary and bonus for 2009. Prior to joining us, Dr. Klein also received payment for consulting services in the amount of $113,466. Dr. Klein's compensation also includes use of a car valued at $14,860.
(8)
Dr. Krischel joined us in April 2009, and received a pro-rated amount of his base salary and non-equity incentive plan compensation for 2009. Dr. Krischel's compensation also includes use of a company car valued at $9,093.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to individual grants of plan-based awards to the named executive officers during the year ended December 31, 2009.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards				All Other Option Awards: Number of Securities Underlying Options (#)
							Exercise or Base Price of Option Awards ($/SH)
								Grant Date Fair Value of Option Awards
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)

Burkhard Prause	10/01/09	—	96,748	(1)(2)	—	150,000	3.50	$378,000
Thomas M. Rosa	10/01/09	22,000	50,000		85,000	100,000	3.50	$252,000
Klaus Schlenga	10/01/09	—	96,748	(1)(2)	—	100,000	3.50	$252,000
Hans-Udo Klein	10/01/09	—	—		—	40,000	3.50	$100,800
Detlef Krischel	10/01/09	—	31,634	(1)(2)	—	20,000	3.50	$50,400

(1)
Based on payment in euros converted to U.S. dollars at a conversion rate of $1.00 = €0.71916, the average dollar to euro conversion rate for the year ended December 31, 2009, as reported on www.oanda.com.
(2)
There are no thresholds or maximums set under the named executive officer's bonus agreement.

Our Board of Directors authorized initial grants of stock options as long-term incentive compensation to each of the named executive officers on October 1, 2009. The awards vest in five equal annual installments on the anniversary of the grant date, beginning on October 1, 2010. Upon vesting, the options become exercisable at a price equal to the fair market value of shares of our common stock on the date of grant as determined by our Board of Directors. The exercise price of $3.50 per share was determined by the Board of Directors to be the fair market value of our common stock on the date of grant. In determining the long-term equity incentive compensation awarded during 2009, our directors made a subjective judgment of experience, responsibilities and performance. In addition, the directors considered equity awards granted to comparable executive officers at Bruker.

Outstanding Equity Awards At December 31, 2009

The following table provides information concerning outstanding equity incentive plan awards for each named executive officer as of the end of our most recently completed fiscal year.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price	Option Expiration Date

Burkhard Prause	—	150,000	$3.50	10/01/2019
Thomas M. Rosa	—	100,000	$3.50	10/01/2019
Klaus Schlenga	—	100,000	$3.50	10/01/2019
Hans-Udo Klein	—	40,000	$3.50	10/01/2019
Detlef Krischel	—	20,000	$3.50	10/01/2019

(1)
Options vest in five equal annual installments on the anniversary of the grant date, beginning October 1, 2010.

Potential Payments upon Termination or Change in Control

2009 Stock Option Plan. Under the terms of the stock option awards we made to our named executive officer under the 2009 Stock Option Plan, unvested amounts are forfeited if the grantee's employment or business relationship with us is terminated for any reason, other than in the event of death or disability. The Board of Directors does, however, have the power and the right to accelerate vesting of any and all unvested amounts in the event of a change in control.

Burkhard Prause, Ph.D. Pursuant to the terms of Dr. Prause's employment agreement, in the event of his death during the term of the agreement, his wife and dependent children will receive his salary for the month in which the death occurred and for six months thereafter.

Klaus Schlenga, Ph.D. Pursuant to the terms of Dr. Schlenga's employment agreement, in the event of his death during the term of his employment agreement, his wife and dependent children will receive his salary for the month in which the death occurred and for six months thereafter.

Hans-Udo Klein, Ph.D. Pursuant to the terms of Dr. Klein's employment agreement, in the event of his death during the term of his employment agreement, his wife and dependent children will receive his salary for the month in which the death occurred and for six months thereafter, as well as his annual bonus, pro-rated based on the number of months he worked in the business year up until his death.

Detlef Krischel, Ph.D. Pursuant to the terms of Dr. Krischel's employment agreement, in the event of his death during the term of his employment agreement, his wife and dependent children will receive his salary for the month in which the death occurred and for the six months thereafter, as well as his annual bonus, pro-rated based on the number of months he worked in the business year up until his death.

If each of Drs. Prause, Schlenga, Klein, and Krischel's employment had been terminated on December 31, 2009 due to their death, we would have paid the following amounts:

Named Executive Officer	Salary Payment (Local Currency)	Salary Payment ($)(1)	Bonus Payment (Local Currency)	Bonus Payment ($)(1)	Total (Local Currency)	Total ($)(1)

Burkhard Prause	€70,000	$97,336	—	—	€70,000	$97,336
Klaus Schlenga	€61,250	$85,169	—	—	€61,250	$85,169
Hans-Udo Klein	€70,000	$97,336	€36,166	$50,289	€106,166	$147,625
Detlef Krischel	€84,000	$116,803	€19,526	$27,151	€103,526	$143,954

(1)
Based on actual payment in euros converted to U.S. dollars at a conversion rate of $1.00 = €0.71916, the average dollar to euro conversion rate for the year ended December 31, 2009, as reported on www.oanda.com.

Stock Option and Other Compensation Plans

2009 Stock Option Plan

The 2009 Stock Option Plan, or the 2009 Plan, provides for the granting of incentive stock options to our employees and non-qualified options, as defined in Section 422 of the Internal Revenue Code, to our employees, directors, advisors and consultants. The 2009 Plan was adopted and approved by our directors and stockholders in October, 2009. The 2009 Plan may be administered by our Board of Directors or by our compensation committee. Either the Board or the compensation committee has the authority to take the following actions:

  (a)
  interpret and apply the 2009 Plan; and

  (b)
  determine the eligibility of an individual to participate in the 2009 Plan.

Stock options are granted under stock option agreements which contain the vesting schedules of the stock options. Non-qualified stock options are granted with an exercise price of at least 50% of the fair market value of the common stock on the date of grant, and incentive stock options are granted with an exercise price of at least 100% of the stock's fair market value on the date of grant. No incentive stock options may be granted to an employee who, at the time of the grant, owns more than 10% of the voting power or greater than 10% of a class of our outstanding stock, unless the purchase price of the stock is not less than 110% of the stock's fair market value on the date of the grant and the option, by its terms, shall not be exercisable more than five years from the date of grant.

Vested options may be exercised in full at one time or in part from time to time in amounts of 50 shares or more. The payment of the exercise price may be made as determined by the Board or committee, and set forth in the option agreement, by delivery of cash or a check. We may delay the issuance of shares covered by the exercise of an option until the shares for which the option has been exercised have been registered or qualified under the applicable federal or state securities laws, or until our counsel has opined that the shares are exempt from the registration requirements of applicable federal or state securities laws.

The term of any option granted under the 2009 Plan is limited to ten years, depending on the nature of the option holder. Upon the termination of an option holder's employment with us, his or her options will terminate no more than 90 days after that option holder leaves our employ. Options granted under the 2009 Plan are not transferrable other than by will or the laws of descent and distribution. The 2009 Plan may be amended by our Board of Directors; provided, however, that the Board may not increase the number of shares reserved under the 2009 Plan without the consent of our stockholders.

The compensation committee may grant up to 20% of the shares reserved for option grants as restricted stock subject to repurchase rights, rather than as stock options.

The number of shares reserved for issuance upon the exercise of options under the 2009 Plan is 1,600,000. As of September 30, 2010, 800,000 options were outstanding under the 2009 Plan. Options granted vest over a term established by the Board of Directors at the date of grant. None of the outstanding options begin to vest prior to October 1, 2010. The outstanding options have a weighted average exercise price of $4.07 per share.

401(k) Plan

We participate with our affiliates in a tax qualified employee savings plan which covers Mr. Rosa and all of our employees in the United States who are at least 18 1/2 years old with no minimum service required. Eligible employees may defer up to 80% of their earnings as a salary deferral contribution to the plan, subject to the Internal Revenue Service's annual contribution and compensation limits. We currently offer a discretionary match of up to 50% of an employee's salary deferral contribution on the first 6% of gross pay with a vesting schedule of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants with more than two years of service as of January 1, 2010 remain vested at 100%. Participants with less than two years service on January 1, 2010 are subject to the four year vesting schedule of 25%, 50%, 75%, and 100%. Our 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees and by us to our 401(k) plan, and income earned on plan contributions are not taxable to employees until withdrawn or distributed from the plan, and so that contributions, including employee salary deferral contributions, will be deductible by us when made. Our 401(k) also provides for discretionary profit sharing.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, other than breaches of their duty of loyalty, actions not in good faith or which involve intentional misconduct, or transactions from which they derive improper personal benefit. In addition, our by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our certificate of incorporation and by-law provisions are necessary to attract and retain qualified persons as directors and officers.

The Bruker general liability insurance policy covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

Relationship with Bruker and Other Related Person Transactions

Relationship with Bruker

We are affiliated with Bruker and each of its subsidiaries, collectively referred to as the Bruker affiliated companies, through Bruker's majority ownership of our common stock. Prior to this offering, we have been operated as a wholly-owned subsidiary of Bruker. Immediately following this offering, Bruker will continue to own approximately     % of our common stock. If the underwriters' over-allotment option is exercised in full, immediately following this offering, Bruker will own approximately    % of our common stock. Bruker will continue to have the power, acting alone, to approve any action requiring a vote of the majority of our voting shares and to elect all of our directors. We have entered into a sharing agreement and, prior to this offering, intend to enter into a tax sharing agreement with Bruker. These agreements will be effective upon the closing of this offering and relate to our relationship with Bruker after this offering. The material terms of these agreements are described below. We do not currently expect to enter into any additional agreements or other transactions with Bruker, outside the ordinary course, or with any of our directors, officers or other affiliates other than those specified below. However, in the future, in accordance with Delaware law, any contract or transaction between us and one of our directors or officers or between us and any corporation, partnership, association or any other organization in which one or more of our directors or officers is a director or officer or has a financial interest, will either be approved by the stockholders, a majority of the disinterested members of our Board or a committee of our Board that authorizes such contracts or transactions or must be fair to us as of the time our directors, a committee of our directors or our stockholders approve the contract or transaction. In addition, any transactions with directors, officers or other affiliates will be subject to requirements of the Sarbanes-Oxley Act and SEC rules and regulations.

Historical Relationship With Bruker

We have been operated as a wholly-owned subsidiary of Bruker since April 2008 and as an operating division of Bruker or its affiliates since the acquisition of the Bruker BioSpin group of companies by Bruker in February 2008. As a result, in the ordinary course of our business, Bruker has provided a variety of services to us, including in the areas of tax, accounting, treasury, legal, insurance and human resources. Our historical financial statements include allocations to us by Bruker of its costs related to these services. These cost allocations have been determined on a basis that Bruker considers to be a reasonable reflection of the use of services provided or the benefit received by us. In the years ended December 31, 2009, 2008 and 2007, these allocations totaled $0.3 million, $0.4 million and $0.1 million, respectively.

Bruker will continue to provide various services to us following the offering pursuant to the agreements described under "— Sharing Agreement Between Us and Bruker" or similar arrangements.

Bruker as our Controlling Stockholder

Bruker currently owns 100% of our common stock. Upon completion of this offering, Bruker will hold approximately    % of the voting power of our outstanding common stock (or approximately    % if the underwriters exercise their over-allotment option in full). For as long as Bruker or its successor-in-interest continues to control more than 50% of the combined voting power of our common stock, Bruker or its successor-in-interest will be able to direct the election of all of the members of our Board of Directors and exercise control over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, Bruker or its successor-in-interest will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, to prevent a change in control and to take other actions that might be favorable to Bruker or its successor-in-interest.

Following this offering, Bruker has agreed not to sell or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of Jefferies and Company, Inc., subject to certain exceptions. See "Underwriting." However, there can be no assurance concerning the period of time during which Bruker will maintain its ownership of our common stock following this offering beyond this 180 day period.

Beneficial ownership of at least 80% of the total voting power and value of our outstanding common stock is required in order for Bruker to continue to include us in its consolidated group for U.S. federal income tax purposes, and beneficial ownership of at least 80% of the total voting power is required in order for Bruker to effect a tax-free spin-off of us or certain other tax-free transactions involving us. As of the date of this prospectus, Bruker does not intend or plan to undertake a spin-off of us or another tax-free transaction involving us.

Sharing Agreement Between Bruker and Us

In connection with this offering, we have entered into a sharing agreement with Bruker, dated August 30, 2010, which we refer to as the sharing agreement. This sharing agreement governs various interim and ongoing relationships between us and Bruker. Among other things, the sharing agreement provides for the sharing between us and Bruker of specified intellectual property rights, services, facilities and other related items. The prices and other terms of this agreement have been designed to be consistent with the requirements of Section 482 of the Internal Revenue Code and related U.S. Treasury Regulations with respect to transactions between related parties.

The following description of the sharing agreement is a summary and is qualified in its entirety by the provisions of the sharing agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of the sharing agreement.

Name

Under the sharing agreement, we have been granted a perpetual, irrevocable, non-exclusive, royalty-free, non-transferable right and license to use the name "Bruker" in connection with the conduct and operation of our businesses, provided that we do not materially interfere with Bruker's use of the name, do not take any action which would materially detract from the goodwill associated with the name and do not take any action which would cause a lien to be placed on the name or Bruker's license rights. This license automatically may become null and void, at Bruker's option, if we file, or have filed against us, a petition in bankruptcy, fail to comply with the relevant terms of the sharing agreement, suffer a major loss of its reputation or undergo a change of control.

Intellectual Property

We generally share with Bruker affiliated companies technology and other intellectual property rights, as they existed on or prior to August 30, 2010, subject to certain conditions, as set forth in the sharing agreement. In addition, under the sharing agreement, each party has agreed to negotiate with any other party who wishes to obtain an agreement permitting such party to make a broader use of the first party's intellectual property that was in effect on or prior to August 30, 2010. However, no party has any obligation to enter into these agreements.

Distribution

In various countries in which we do not have our own distribution network, we share in the worldwide distribution network of the Bruker affiliated companies. The sharing agreement provides for the continued use of common distribution channels by the parties to the agreement. The sharing agreement states that the terms and conditions of sale and the transfer pricing for any shared distribution will be on an arm's length basis as would be utilized in typical transaction with a person or entity not a party to the agreement. The sharing agreement also states that no common sales channel may have any exclusivity in any country or geographic area.

Services

We may also share various general and administrative expenses for items such as umbrella insurance policies, retirement plans, payroll and accounting services and leases with various Bruker affiliated companies. The sharing agreement provides that these services are charged among the affiliated companies at arm's length conditions and pricing, according to individual sub-sharing agreements.

Tax Sharing Agreement between Bruker and Us

We have historically been included in Bruker's consolidated group for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include Bruker and/or certain of its subsidiaries for state and local income tax purposes. We intend to enter into a tax sharing agreement with Bruker that will become effective upon the closing of this offering. The tax sharing agreement will provide that we and Bruker generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in Bruker's consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of Bruker and/or its subsidiaries, the amount of taxes to be paid by us will be determined, subject to certain adjustments, as if we and each of our subsidiaries included in such consolidated, combined or unitary group filed our own consolidated, combined or unitary tax return.

Sales, Agreements and Collaborations

The Bruker affiliated companies are significant purchasers of our products. In the years ended December 31, 2009, 2008 and 2007, our sales to Bruker affiliated companies totaled $8.0 million, $10.5 million and $6.0 million, respectively. For the nine months ended September 30, 2010 and 2009, our sales to Bruker affiliated companies totaled $8.0 million and $4.6 million, respectively. We expect that these companies will continue to be an important source of our revenue.

We also have agreements with Bruker affiliates relating to the development of HTS for use in high-field magnets and the supply of high-performance PIT conductors. The PIT supply agreement between us and several Bruker BioSpin companies is the continuation of an earlier research and development agreement and the product continues to require further process development. In connection with this earlier research and development agreement, we received revenues of $0.4 million, $0.7 million and $1.6 million for the years ended December 31, 2009, 2008 and 2007, respectively, from Bruker BioSpin GmbH for the development of PIT conductors.

Indebtedness

As of December 1, 2010, we had notes payable of $32.0 million to Bruker and $6.1 million to Bruker BioSpin Corporation and aggregate borrowings of $3.0 million under loan agreements with Bruker BioSpin GmbH. The note to Bruker was issued in December 2008, bears interest at a rate of 5.0% per annum and matures on December 12, 2013. In the nine months ended September 30, 2010 and the year ended December 31, 2009, the interest accrued in the amount of $1.0 million and $1.3 million, respectively, on the note payable to Bruker was added to the principal amount outstanding on the note. The note to Bruker BioSpin Corporation was issued in September 2009, bears interest at a rate of 5.0% per annum and matures on September 30, 2013. In the nine months ended September 30, 2010 and the year ended December 31, 2009, the interest accrued in the amount of $0.2 million and $32,000, respectively, on the note payable to Bruker BioSpin Corporation was added to the principal amount outstanding on the note. In September 2009, we also entered into two loan agreements with Bruker BioSpin GmbH that provide for aggregate available borrowings of up to €7.0 million, or approximately $10.2 million. Amounts drawn on the loans are used to provide working capital. At September 30, 2010 and December 31, 2009, the aggregate amount of borrowing under the loans was $1.4 million and $1.4 million, respectively. In the nine months ended September 30, 2010 and December 31, 2009, the interest accrued in the amount of $4,000 and $28,000, respectively, was added to the outstanding principal amount. In December 2009, we repaid $2.2 million of the $3.6 million aggregate outstanding principal amount of these loans. Additionally, in February 2010 we made a payment of $1.4 million to Bruker BioSpin GmbH as repayment of the total remaining balance of these loans. An aggregate of $1.4 million was drawn on these loans in July 2010. The loans bear interest at an annual rate of 3.5%. The loans are unsecured and are payable on June 30th of each calendar year. In June 2010, we entered into an additional loan agreement with Bruker BioSpin GmbH that provides available borrowings of €0.6 million, or approximately $0.7 million, with a stated interest rate of 3.5% per annum. As of September 30, 2010 the outstanding balance on the loan was $0.8 million. There is no stated maturity date for this loan arrangement. In September 2010, we entered into a loan agreement with Bruker BioSpin GmbH for a €0.6 million loan (approximately $0.8 million) with a stated interest rate of 3.5% per annum. As of September 30, 2010, the outstanding balance on the loan was $0.8 million. This loan is payable on demand.

We intend to repay the full principal amount outstanding on the loans from Bruker BioSpin GmbH with the proceeds of this offering. Upon closing of this offering, the outstanding notes payable to Bruker and Bruker BioSpin Corporation will be terminated and replaced by new notes to Bruker and Bruker BioSpin Corporation, each in a principal amount equal to the amount outstanding on the existing notes on the closing date of this offering. Interest on the replacement notes will accrue at 5.0% per annum and the principal amount will be repayable in twelve equal quarterly installments, commencing with the quarterly period that begins six months after the closing of this offering.

Ownership of Bruker Common Stock by Directors & Executive Officers

The following table sets forth information as of December 1, 2010 with respect to the beneficial ownership of Bruker common stock by each of our directors and executive officers, and all of our directors and executive officers as a group. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase our common stock which are not exercisable within the 60 days of December 1, 2010. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of Bruker common stock indicated.

Name	Number of Shares of Bruker Common Stock Beneficially Owned	Percent of Bruker Shares Outstanding

Burkhard Prause Ph.D.	—	—
Thomas M. Rosa(1)	16,000	*
Klaus Schlenga Ph.D.	—	—
Barbara J. Burgess(2)	10,000	*
Hans-Udo Klein Ph.D.	—	—
Detlef Krischel Ph.D.	—	—
Wolf-Dieter Emmerich, Ph.D.(3)	14,960	*
Brenda J. Furlong(4)	12,960	*
Thomas Hartkopf, Ph.D.	—	—
Chris van Ingen	—	—
Tony W. Keller, Ph.D.(5)	33,340	*
Frank H. Laukien, Ph.D.(6)	38,849,445	23.6%
Joerg C. Laukien(7)	19,953,220	12.1%
Charles F. Wagner, Jr.	—	—
All directors and executive officers as a group (14 persons)	58,889,925	35.7%

*
Represents ownership of less than one percent.

(1)
Includes options to purchase 8,000 shares of common stock that are currently exercisable, or become exercisable within 60 days of the date hereof.
(2)
Includes options to purchase 10,000 shares of common stock that are currently exercisable, or become exercisable within 60 days of the date hereof.
(3)
Includes options to purchase 14,960 shares of common stock that are currently exercisable, or become exercisable within 60 days of the date hereof.
(4)
Includes options to purchase 11,960 shares of common stock that are currently exercisable, or become exercisable, within 60 days of the date hereof.
(5)
Includes options to purchase 21,575 shares of common stock that are currently exercisable, or become exercisable within 60 days of the date hereof.
(6)
Includes options to purchase 100,000 shares of common stock that are currently exercisable, or become exercisable within 60 days of the date hereof and 6,650 shares of restricted common stock. Also includes 2,116,309 shares owned by Robyn Laukien as to which Dr. Laukien has voting power.
(7)
Includes options to purchase 2,040 shares of common stock that are currently exercisable, or become exercisable within 60 days of the date hereof.

Transactions with Officers and Directors and Other Related Persons

In November 2008, the full amount of a $2.6 million note payable from our Hydrostatic Extrusions Ltd. subsidiary to Bruker BioSpin Ltd. was forgiven. We recorded the forgiveness of debt as a capital contribution in 2008.

For information regarding our transactions with Bruker affiliated companies, see "—Relationship with Bruker." During each of the years ended December 31, 2007 and 2008 and the period since January 1, 2009, we had no other transaction, and there is no currently proposed transaction, in which we are or will be a participant and the amount involved exceeded or will exceed $120,000, and in which any related person had or will have a direct or indirect material interest.

Procedures for Approval of Transactions with Related Persons

Our Board of Directors intends to adopt a written related party policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $50,000, and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Our audit committee, which will ultimately be responsible for approving related person transactions, will pre-approve transactions involving amounts exceeding $120,000. The audit committee may delegate authority to our Chief Financial Officer to review and pre-approve related person transactions, including distribution, sales and purchasing activities, involving amounts less than $120,000. A related person transaction will be approved only if it is determined upon review that the transaction is in our best interests. In approving or rejecting the proposed agreement, our audit committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the person's interest in the transaction and, if applicable, the impact on a director's independence. After consideration of these and other factors, the audit committee may approve or reject the transaction. If a transaction involves a director, that director will be recused from all discussions and decisions about the transaction. If we discover related person transactions that have not been approved, our audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Principal and Selling Stockholder

As of the date of this prospectus, all of our common stock outstanding is owned by Bruker, the selling stockholder in this offering. Upon completion of this offering, Bruker will beneficially own approximately        % of our issued and outstanding common stock. After completion of this offering, Bruker will be able, acting alone, to elect our entire Board of Directors and to approve any action requiring stockholder approval. The following table sets forth information regarding the beneficial ownership of our common stock as of December 1, 2010, and as adjusted to reflect the sale of the common stock offered hereby by:

  •
  each person or group of affiliated persons who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, including Bruker;

  •
  each of our directors who own our common stock;

  •
  each of our named executive officers who own our common stock; and

  •
  all directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In addition, these rules provide than an individual or entity beneficially owns any shares issuable upon the exercise of stock options or warrants held by such person or entity that were exercisable on or within 60 days after December 1, 2010; and any reference in the footnotes to this table to stock options or warrants refers only to such options or warrants. In computing the percentage ownership of each individual and entity, the number of outstanding shares of common stock includes, in addition to the 20,000,000 shares outstanding as of December 1, 2010, any shares subject to options or warrants held by that individual or entity that were exercisable on or within 60 days after December 1, 2010. These shares are not considered outstanding, however, for the purpose of computing the percentage ownership of any other stockholder. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Except as otherwise set forth below, the address of the beneficial owner is c/o Bruker Energy & Supercon Technologies, Inc., 15 Fortune Drive, Billerica, MA 01821.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
			Number of Shares Being Offered
Name and Address of Beneficial Owner	Number	Percent		Number	Percent

Named Executive Officers and Directors:
Burkhard Prause, Ph.D.(2)	30,000	*
Thomas M. Rosa(3)	20,000	*
Klaus Schlenga, Ph.D.(3)	20,000	*
Hans-Udo Klein, Ph.D.(4)	8,000	*
Detlef Krischel, Ph.D.(5)	4,000	*
Wolf-Dieter Emmerich, Ph.D.	—
Brenda J. Furlong(6)	5,000	*
Thomas Hartkopf, Ph.D.(7)	3,333	*
Chris van Ingen(7)	3,333	*
Tony W. Keller, Ph.D.(7)	3,333	*
Frank H. Laukien, Ph.D.(7)	3,333	*
Joerg C. Laukien(8)	10,000	*
Charles F. Wagner, Jr.	—
All directors and executive officers as a group (14 persons)	110,332	*
5% Stockholders:
Bruker Corporation	20,000,000	100.0%

*
Represents beneficial ownership of less than one percent.
(1)
Assumes no exercise of the underwriters' over-allotment option.
(2)
Includes options to purchase 30,000 shares of common stock that are currently exercisable, or become exercisable, within 60 days of the date hereof.
(3)
Includes options to purchase 20,000 shares of common stock that are currently exercisable, or become exercisable, within 60 days of the date hereof.
(4)
Includes options to purchase 8,000 shares of common stock that are currently exercisable, or become exercisable, within 60 days of the date hereof.
(5)
Includes options to purchase 4,000 shares of common stock that are currently exercisable, or become exercisable, within 60 days of the date hereof.
(6)
Includes options to purchase 5,000 shares of common stock that are currently exercisable, or become exercisable, within 60 days of the date hereof.
(7)
Includes options to purchase 3,333 shares of common stock that are currently exercisable, or become exercisable, within 60 days of the date hereof.
(8)
Includes options to purchase 10,000 shares of common stock that are currently exercisable, or become exercisable, within 60 days of the date hereof.

 Description of Capital Stock

Upon completion of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.01 par value per share, of which                        shares will be outstanding (            shares if the underwriters' over-allotment is exercised in full), and 5,000,000 shares of preferred stock, $0.01 par value per share, none of which will be outstanding at the time of this offering. The following description of our capital stock and certain provisions of our certificate of incorporation and by-laws is a summary and is qualified in its entirety by the provisions of the certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Our certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of our common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of funds legally available and are entitled to receive, pro rata, all of our assets available for distribution to such holders upon liquidation. Holders of our common stock have no preemptive, subscription or redemption rights.

Preferred Stock

We are authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

Various Certificate of Incorporation, By-law and Statutory Anti-Takeover Provisions

Classified Board. Our Board of Directors is divided into three classes. Initially, Class I directors will serve until the annual meeting of stockholders in 2011, Class II directors will serve until the annual meeting of stockholders in 2012 and Class III directors will serve until the annual meeting of stockholders in 2013. Following this initial period, each class will serve for three years, with one class being elected each year. Removal of a member of the Board of Directors with or without cause requires a majority vote of the Board of Directors or of the stockholders. A majority of the remaining directors then in office, though less than a quorum, and the stockholders, are empowered to fill any vacancy on the Board of Directors. A majority vote of the stockholders is required to alter, amend or repeal the foregoing provisions.

Directors' Liability. The certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that, to the extent provided by applicable law, the certificate of incorporation shall not eliminate the liability of a director for (a) any breach of the director's duty of loyalty to us or our stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (d) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate our rights and those of our stockholders (through stockholders' derivative suits against us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. The limitations summarized above, however, do not affect our ability or the ability of our stockholders to seek non-monetary-based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the Federal securities laws. Our by-laws provide that we shall, to the extent permitted by Delaware law indemnify and advance expenses to our currently acting and former directors, officers, employees and agents or those of another corporation, partnership, joint venture, trust or other enterprise if serving at our request arising in connection with their acting in such capacities.

Various provisions described above may also have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to our Board of Directors. As such, the provisions could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires to undertake a business combination with us or elect a new director to our Board.

Statutory Business Combination Provision

Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from consummating a business combination with an interested stockholder for a period of three years after the date such person became an interested stockholder except under certain circumstances.

The term "interested stockholder" is generally defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by adopting an express provision in its certificate of incorporation resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. We have elected not to be governed by Section 203 in our amended and restated certificate of incorporation. Therefore any transaction between us and an interested stockholder is not subject to the requirements of Section 203.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is            .

NASDAQ Global Market

We have applied to list our common stock on the NASDAQ Global Market under the symbol "ESCT."

Material United States Federal Income Tax Considerations
Applicable to Non-U.S. Holders

The following is a summary of material United States federal income tax considerations related to the purchase, ownership and disposition of our common stock issued pursuant to this offering that are applicable to a "non-U.S. holder" (as defined below) of the common stock.

This summary:

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  does not purport to be a complete analysis of all of the potential tax considerations that may be applicable to an investor as a result of the investor's particular tax situation;

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  is based on the Internal Revenue Code of 1986, as amended (the "Code"), United States federal income tax regulations promulgated or proposed under the Code (the "Treasury Regulations") judicial authority and published rulings and administrative pronouncements, of the Internal Revenue Service, or the IRS, all as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect, which could materially affect the tax consequences described herein;

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  is applicable only to beneficial owners of common stock who purchased their common stock pursuant to this offering and who hold their common stock as a "capital asset" within the meaning of section 1221 of the Code;

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  does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under United States federal income tax laws, including but not limited to:

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    certain former citizens and long-term residents of the United States;

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    "controlled foreign corporations" and "passive foreign investment companies";

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    partnerships, other pass-through entities and investors in these entities;

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    pension plans;

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    tax-exempt entities;

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    banks, financial institutions and insurance companies;

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    real estate investment trusts, regulated investment companies or grantor trusts;

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    brokers and dealers in securities;

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    persons subject to the alternative minimum tax;

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    persons who hold our common stock as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction or integrated transaction; and

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    persons who hold or receive our common stock as compensation, such as that received pursuant to stock option plans and stock purchase plans.

  •
  does not discuss any possible applicability of any United States state or local taxes, non-United States taxes or any United States federal tax other than the income tax, including, but not limited to, the federal gift tax and estate tax.

We have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences of the acquisition, ownership or disposition of our common stock discussed below or that any such position taken by the IRS would not be sustained.

This summary of material United States federal income tax considerations constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our common stock, including the application to their particular situation of any United States federal estate and gift, United States state and local, non-United States and other tax laws and of any applicable income tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our common stock that is neither a "United States person" nor a partnership or entity or arrangement treated as a partnership for United States federal income tax purposes. A "United States person" is:

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  an individual citizen or resident of the United States;

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  a corporation, or other entity treated as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

An individual may be treated, for United States federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership holds our common stock, then the United States federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership's activities. Partners and partnerships should consult their own tax advisors with regard to the United States federal income tax treatment of an investment in our common stock.

Distributions

If we make cash or other property distributions on our common stock, such distributions will constitute a "dividend" for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any distributions that exceed both our current and accumulated earnings and profits would first constitute a non-taxable return of capital, which would reduce the non-U.S. holder's adjusted tax basis in our common stock, but not below zero, and thereafter would be treated as gain from the sale or other disposition of our common stock (see "Sale or Taxable Disposition of Common Stock" below).

Subject to the following paragraphs, dividends paid to a non-U.S. holder on our common stock generally will be subject to United States federal withholding tax at a 30% gross rate, subject to exemption or reduced rate provided by an applicable income tax treaty. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of such excess amounts by timely filing a claim for refund with the IRS.

In order to claim the benefit of a reduced rate of or an exemption from withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (a) to satisfy certain certification requirements by providing us or our agent, prior to the making of a distribution, with a properly completed and duly executed IRS Form W-8BEN (or applicable successor form) certifying, under penalty of perjury, that the non-U.S. holder qualifies for treaty benefits and is not a United States person or (b) if our common stock is held through certain non-U.S. intermediaries, to satisfy the relevant certification requirements of Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or, in the case of an individual non-U.S. holder, a U.S. fixed base) are not subject to withholding tax, provided that, prior to the making of a distribution, the non-U.S. holder certifies, under penalty of perjury, that the dividends are so connected with such holder's United States trade or business on a properly completed and duly executed IRS Form W-8ECI (or applicable successor form). Instead, such dividends would be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person.

Corporate non-U.S. holders who receive effectively connected dividends may also be subject to an additional "branch profits tax" at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder's conduct of a trade or business within the United States, subject to exemption or reduced rate provided by an applicable income tax treaty.

A non-U.S. holder who provides us or our paying agent with an IRS Form W-8BEN or IRS Form W-8ECI, as applicable, will be required to periodically update such form.

Sale or Taxable Disposition of Common Stock

Subject to the discussion below regarding backup withholding, any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income tax (including by way of withholding) unless:

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  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder or, in the case of an individual, a U.S. fixed base);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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  we are or have been a "United States real property holding corporation," or USRPHC, for United States federal income tax purposes at any time during the shorter of the five-year period preceding such disposition or the non-U.S. holder's holding period in the common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to United States federal income tax on the net gain derived from the sale or disposition of our common stock under regular graduated United States federal income tax rates, as if the holder were a United States person. If such non-U.S. holder is a corporation, then it may also, under certain circumstances, be subject to an additional "branch profits" tax at a gross rate of 30% on its earnings and profits for the taxable year that are effectively connected with its conduct of its United States trade or business, subject to exemption or reduced rate provided by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point above will be subject to a tax at a 30% gross rate, subject to exemption or reduced rate provided by an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we are not, have not been and will not become a USRPHC for United States federal income tax purposes. In the event that we are or become a USRPHC at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of our common stock by a non-U.S. holder will be subject to United States federal income tax only if either (1) the non-U.S. holder beneficially owned (actually or constructively), more than 5% of the total fair market value of such class of our common stock at any time during the applicable period, or (2) our common stock is not "regularly traded" on an "established securities market" within the meaning of the Code. We expect our common stock to be "regularly traded" on an established securities market, although we cannot guarantee it will be so traded. Non-U.S. holders who own or may own more than 5% of our common stock are encouraged to consult their tax advisors with respect to the United States federal income tax consequences of a disposition of our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder, the name and address of such holder and the amount of tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty (or other agreement with such tax authorities).

A non-U.S. holder will be subject to backup withholding, currently at a 28% rate, with respect to dividends paid to such holder unless such holder certifies under penalty of perjury as to its non-U.S. person status by providing a properly completed and duly executed IRS Form W-8BEN or IRS Form W-8ECI, as applicable (and neither we nor the paying agent has actual knowledge or reason to know that such holder is a United States person), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury as to its non-U.S. person status by providing a properly completed and duly executed IRS Form W-8BEN or IRS Form W-8ECI, as applicable (and neither the broker nor intermediary has actual knowledge or reason to know that the beneficial owner is a United States person), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is timely furnished to the IRS.

Recent Legislative Developments

Recently enacted legislation provides for new withholding taxes on certain types of payments made to "foreign financial institutions" (as specifically defined under these rules) and certain other foreign entities. The legislation imposes a 30% withholding tax on payments of dividends and sale proceeds made to a foreign financial institution, unless such institution enters into an agreement with the U.S. Treasury agreeing to meet certain information reporting and verification requirements regarding the U.S. accounts upon behalf of which it is acting. The legislation imposes similar requirements (absent the need for agreements) on non-financial institutions. These rules are to be effective for payments made after December 31, 2012. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The foregoing discussion is only a summary of material U.S. federal income consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of the acquisition, ownership and disposition of our common stock, including the effect of any United States federal estate and gift, United States state, local, non-United States or other tax laws and any applicable income tax treaty.

 Shares Eligible for Future Sale

Prior to this offering, there has been no market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after those restrictions lapse could also adversely affect the trading price of our common stock.

Sales of Restricted Securities

Upon the closing of this offering, we will have                  shares of common stock outstanding, based on the number of shares outstanding at                         , 2010, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and giving effect to the issuance of                  shares of common stock in this offering.

Of the shares to be outstanding after the closing of this offering, the                  shares sold by us in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, generally may be sold in the public market only in compliance with Rule 144. The remaining                  shares of common stock are restricted shares under Rule 144 and therefore generally may be sold in the public market only in compliance with Rule 144. In addition, substantially all of these restricted securities will be subject to the lock-up agreements described below.

Lock-up Agreements

Our officers, directors and stockholders, representing all shares of our capital stock, will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions. See "Underwriters" for a description of these lock-up agreements.

Rule 144

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming an initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus; and

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  the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in compliance with the manner of sale provisions of Rule 144, but without compliance with the other restrictions, including the availability of public information about us, holding period and volume limitations, in Rule 144.

Stock Options

As of December 1, 2010, we had outstanding options to purchase 800,000 shares of common stock, of which, 157,333 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options as well as all shares of our common stock that may be covered by additional options and other awards granted under our 2009 Plan. Please see "Management — Executive Compensation — Stock Option and Other Compensation Plans" for additional information regarding this plan. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any applicable vesting restrictions and lock-up agreements.

Underwriting

We and Bruker have entered into an underwriting agreement with and are offering the shares of our common stock described in this prospectus through the underwriters named below. Jefferies & Company, Inc. is the sole book-running manager and is acting as the representative of the underwriters in this offering. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares

Jefferies & Company, Inc.
Needham & Company, LLC
Gleacher & Company Securities, Inc.

Total

The underwriting agreement obligates the underwriters to take and pay for all of the shares of common stock being offered, if any are taken, other than those shares covered by the over-allotment option described below.

The underwriters are purchasing the shares subject to various conditions, including receipt and acceptance of our common stock by the underwriters and the underwriters' right to reject orders in whole or in part.

We and Bruker have been advised by the representative that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option. We have granted the underwriters an option to buy up to an aggregate of additional shares of our common stock and Bruker has granted the underwriters an option to buy up to an aggregate of     additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will severally purchase additional shares approximately in the same proportion as the amounts specified in the table above.

Commissions, Discounts and Expenses. Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $     per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The representative has informed us that it does not expect to sell more than an aggregate of             shares of common stock to accounts over which it exercises discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we and Bruker will pay to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $    .

No Sales of Similar Securities. We, Bruker and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Jefferies & Company, Inc., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, Jefferies & Company, Inc., may, in its sole discretion, release some or all of the securities from these lock-up agreements.

Indemnification. We and Bruker have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we and Bruker are unable to provide this indemnification, we and Bruker have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ Global Market Listing. We have applied to list our common stock on the NASDAQ Global Market under the trading symbol "ESCT."

Price Stabilization, Short Positions. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

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  stabilizing transactions;

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  short sales;

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  purchases to cover positions created by short sales;

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  imposition of penalty bids; and

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  syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Determination of Offering Price. Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representative. The principal factors to be considered in determining the initial public offering price include:

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  the information set forth in this prospectus and otherwise available to the representative;

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  our history and prospects, and the history of and prospects for the industry in which we compete;

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  our past and present financial performance and an assessment of our management;

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  our prospects for future earnings and the present state of our development;

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  the general condition of the securities markets at the time of this offering;

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  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

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  other factors deemed relevant by the underwriters and us.

Other Relationships. The underwriters and their affiliates may from time to time engage in transactions with us and perform services for us in the ordinary course of their business for which they will be entitled to receive separate fees.

 Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  a)
  to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

  b)
  to any legal entity which has two or more of: (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

  c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

  d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression "offered to the public" in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange.

Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

  (1)
  to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

  (2)
  where no consideration is given for the transfer; or

  (3)
  where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

 Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us and Bruker by Nixon Peabody LLP, Boston, Massachusetts. Richard M. Stein, a partner of Nixon Peabody LLP, is our Secretary and the Secretary of Bruker. Dewey & LeBoeuf LLP, New York, New York is counsel to the underwriters in connection with this offering.

Experts

Ernst & Young LLP, our independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, our independent auditors, have audited the statements of revenues and direct operating expenses of the research instruments portion of ACCEL Instruments GmbH for the year ended September 30, 2008 and the six month period ended March 31, 2009, as set forth in their report. We have included those financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement on Form S-1 with the SEC for our common stock that we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, we make reference to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected by anyone without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web site is http://www.sec.gov. Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports, proxy statements and other information with the SEC.

Index To Financial Statements

BRUKER ENERGY & SUPERCON TECHNOLOGIES, INC.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2010 (unaudited), December 31, 2009 and 2008	F-3
Consolidated Statements of Operations for the nine months ended September 30, 2010 and 2009 (unaudited) and the years ended December 31, 2009, 2008 and 2007	F-4
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Loss for the nine months ended September 30, 2010 (unaudited) and the years ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statements of Cash Flows for the nine months ended September 30, 2010 and 2009 (unaudited) and the years ended December 31, 2009, 2008 and 2007	F-6
Notes to Consolidated Financial Statements	F-7
THE RESEARCH INSTRUMENTS PORTION OF ACCEL INSTRUMENTS GMBH
Report of Independent Auditors	F-39
Statements of Revenues and Direct Operating Expenses for the year ended September 30, 2008 and the six months ended March 31, 2009 and March 31, 2008 (unaudited)	F-40
Notes to Statements of Revenues and Direct Operating Expenses	F-41
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Combined Financial Statements for the year ended December 31, 2009	F-44
Notes to Unaudited Pro Forma Condensed Combined Financial Statements	F-46

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Bruker Energy & Supercon Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Bruker Energy & Supercon Technologies, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bruker Energy & Supercon Technologies, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 2, 2010

Bruker Energy & Supercon Technologies, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

		December 31,
	September 30, 2010
		2009	2008

	(unaudited)

Assets
Current assets:
Cash	$3,031	$18,290	$2,606
Accounts receivable	8,470	9,318	2,459
Accounts receivable from affiliated companies	619	497	129
Inventories	36,695	24,968	21,596
Prepaid and other current assets	4,607	3,154	1,928

Total current assets	53,422	56,227	28,718
Property, plant and equipment, net	13,842	13,069	8,262
Deferred tax assets	122	31	—
Intangible assets, net	1,183	1,476	1,808
Other assets	1,806	—	—

Total assets	$70,375	$70,803	$38,788

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$4,649	$3,875	$1,668
Accounts payable to affiliated companies	3,633	2,832	2,095
Notes payable to affiliates	3,006	1,433	—
Customer advances	20,041	21,520	943
Deferred tax liabilities	514	1,005	20
Other current liabilities	9,310	7,733	4,163

Total current liabilities	41,153	38,398	8,889
Deferred tax liabilities	—	—	203
Pension liabilities	5,039	4,902	4,295
Deferred revenue	4,087	4,300	3,139
Other long-term liabilities	2,716	2,790	1,339
Notes payable to affiliates	30,249	27,165	22,270
Commitments and contingencies (Note 18)
Stockholders' deficit:
Common stock, $0.01 par value; 25,000,000 shares authorized, 20,000,000 shares issued and outstanding	200	200	200
Additional paid-in capital	47,362	47,030	46,901
Accumulated deficit	(61,693)	(56,683)	(50,188)
Accumulated other comprehensive income	1,013	2,327	1,740

Total stockholders' deficit attributable to Bruker Energy & Supercon Technologies, Inc.	(13,118)	(7,126)	(1,347)
Noncontrolling interest in consolidated subsidiary	249	374	—

Total stockholders' deficit	(12,869)	(6,752)	(1,347)

Total liabilities and stockholders' deficit	$70,375	$70,803	$38,788

The accompanying notes are an integral part of these financial statements.

Bruker Energy & Supercon Technologies, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(unaudited)

Product revenue — third parties	$52,670	$31,439	$51,579	$32,837	$31,316
Product revenue — related parties	8,017	4,350	7,953	10,467	5,989
Other revenue — third parties	506	172	194	183	445
Other revenue — related parties	—	297	417	732	1,642

Total revenue	61,193	36,258	60,143	44,219	39,392
Cost of product revenue — third parties	43,820	27,259	44,172	32,428	30,025
Cost of product revenue — related parties	6,590	3,519	6,701	8,019	4,334

Total cost of revenue	50,410	30,778	50,873	40,447	34,359

Gross profit	10,783	5,480	9,270	3,772	5,033
Operating expenses:
Selling, general, and administrative	9,368	7,595	11,323	5,990	4,696
Research and development	4,391	4,185	4,529	5,736	5,260

Other, net	—	(1,734)	(1,030)	—	—

Total operating expenses	13,759	10,046	14,822	11,726	9,956

Operating loss	(2,976)	(4,566)	(5,552)	(7,954)	(4,923)
Interest and other income (expense), net	(1,080)	(1,216)	(1,028)	(31)	(390)

Loss before income taxes and noncontrolling interest in consolidated subsidiary	(4,056)	(5,782)	(6,580)	(7,985)	(5,313)
Income tax provision (benefit)	966	(577)	87	(56)	60

Consolidated net loss	(5,022)	(5,205)	(6,667)	(7,929)	(5,373)
Net loss attributable to noncontrolling interest in consolidated subsidiary	(12)	(584)	(172)	—	—

Net loss attributable to Bruker Energy & Supercon Technologies, Inc.	$(5,010)	$(4,621)	$(6,495)	$(7,929)	$(5,373)

Net loss per common share attributable to Bruker Energy & Supercon Technologies, Inc.:
Basic and diluted	$(0.25)	$(0.23)	$(0.32)	$(0.40)	$(0.27)

Weighted average number of common shares used in the calculation of net loss per share attributable to Bruker Energy & Supercon Technologies, Inc.:
Basic and diluted	20,000	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these financial statements.

Bruker Energy & Supercon Technologies, Inc.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Loss

(in thousands, except share data)

	Common Shares	Common Shares, Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit) Attributable to BEST	Noncontrolling Interest	Total Stockholders' Equity (Deficit)

Balance at December 31, 2006	20,000,000	$200	$47,228	$(36,886)	$409	$10,951	$—	$10,951
Capital contribution from affiliates	—		9,379	—	—	9,379	—	9,379
Comprehensive loss:	—	—	—	—	—	—	—	—
Net loss	—	—	—	(5,373)	—	(5,373)	—	(5,373)
Foreign currency translation adjustments	—	—	—	—	1,198	1,198	—	1,198
Changes in pension, net of tax $118	—	—	—	—	437	437	—	437

Net comprehensive loss	—	—	—	—	—	(3,738)	—	(3,738)

Balance at December 31, 2007	20,000,000	200	56,607	(42,259)	2,044	16,592	—	16,592
Capital contribution from affiliates	—	—	12,639	—	—	12,639	—	12,639
Deemed dividend in connection with an acquisition	—	—	(22,345)	—	—	(22,345)	—	(22,345)
Comprehensive loss:	—	—	—	—	—	—	—	—
Net loss	—	—	—	(7,929)	—	(7,929)	—	(7,929)
Foreign currency translation adjustments	—	—	—	—	(504)	(504)	—	(504)
Changes in pension, net of tax $86	—	—	—	—	200	200	—	200

Net comprehensive loss	—	—	—	—	—	(8,233)	—	(8,233)

Balance at December 31, 2008	20,000,000	200	46,901	(50,188)	1,740	(1,347)		(1,347)
Fair value of noncontrolling interest in connection with business combination	—	—	—	—	—	—	546	546
Stock-based compensation	—	—	129	—	—	129	—	129
Comprehensive loss:	—	—	—	—	—	—	—	—
Net loss	—	—	—	(6,495)	—	(6,495)	(172)	(6,667)
Foreign currency translation adjustments	—	—	—	—	692	692		692
Changes in pension, net of tax $46	—	—	—	—	(105)	(105)	—	(105)

Net comprehensive loss	—	—	—	—	—	(5,908)	(172)	(6,080)

Balance at December 31, 2009	20,000,000	200	47,030	(56,683)	2,327	(7,126)	374	(6,752)
Stock-based compensation (unaudited)	—	—	332	—	—	332	—	332
Dividends paid (unaudited)	—	—	—	—	—	—	(113)	(113)
Comprehensive loss (unaudited):	—	—	—	—	—	—	—	—
Net loss (unaudited)	—	—	—	(5,010)	—	(5,010)	(12)	(5,022)
Foreign currency translation adjustments (unaudited)	—	—	—	—	(1,314)	(1,314)	—	(1,314)

Net comprehensive loss (unaudited)	—	—	—	—	—	(6,324)	(12)	(6,336)

Balance at September 30, 2010 (unaudited)	20,000,000	$200	$47,362	$(61,693)	$1,013	$(13,118)	$249	$(12,869)

The accompanying notes are an integral part of these financial statements.

Bruker Energy & Supercon Technologies, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(unaudited)

Cash flows from operating activities:
Consolidated net loss	$(5,022)	$(5,205)	$(6,667)	$(7,929)	$(5,373)
Adjustments to reconcile net loss to cash flows from operating activities:
Depreciation and amortization	2,494	1,519	3,134	2,519	2,717
Deferred income taxes	(672)	(577)	(469)	(56)	52
Stock-based compensation	332	—	129	—	—
Impairment charge	—	699	699	—	—
Gain on bargain purchase	—	(2,433)	(1,729)	—	—
Provision for loss on contracts	—	—	794	656	(101)
Provision for inventory writedowns	180	2,627	914	127	197
Net changes in fair value of derivative assets	(249)	—	—	—	—
Other non-cash (income) expense	113	185	(52)	74	278
Changes in operating assets and liabilities:
Accounts receivable	199	(999)	(3,639)	(27)	(902)
Accounts receivable — affiliates	(141)	(733)	(383)	2,567	(1,994)
Inventories	(12,498)	(4,141)	1,037	(3,836)	(2,223)
Prepaid, other current and other long-term assets	(3,517)	(336)	(325)	(248)	(216)
Accounts payable	1,395	604	2,543	816	(119)
Accounts payable — affiliates	(718)	2,428	510	683	181
Customer advances	(419)	2,054	15,035	(608)	103
Deferred revenue	—	1,023	1,161	3,139	1,087
Other liabilities	3,049	642	1,452	(2,231)	(1,070)

Net cash (used in) provided by operating activities	(15,474)	(2,643)	14,144	(4,354)	(7,383)

Cash flows from investing activities:
Purchases of property, plant and equipment	(3,855)	(1,630)	(2,156)	(2,297)	(2,597)
Purchases of intangibles	—	—	—	(194)	—
Cash paid for acquisition	—	(400)	(400)	—	—

Net cash used in investing activities	(3,855)	(2,030)	(2,556)	(2,491)	(2,597)

Cash flows from financing activities:
Payments on revolving lines of credit, net	—	—	—	(3,228)	(3,006)
Payments on notes payable to affiliates	(1,430)	(2,253)	(4,453)	—	—
Payments on notes payable to banks	—	—	—	—	(2,875)
Proceeds from issuance of notes payables with affiliates	7,587	6,249	10,684	22,538	158
Deemed dividend in connection with an acquisition	—	—	—	(22,345)	—
Payments to affiliates	(134)	—	(15)	—	—
Proceeds from issuance of common stock	—	—	—	100	—
Dividends paid to noncontrolling interests	113	—	—	—	—
Cash capital contribution from affiliates	—	—	—	10,042	9,379

Net cash provided by financing activities	6,136	3,996	6,216	7,107	3,656

Effect of exchange rate changes on cash	(2,066)	789	(2,120)	(50)	696

Net change in cash	(15,259)	112	15,684	212	(5,628)
Cash at beginning of period	18,290	2,606	2,606	2,394	8,022

Cash at end of period	$3,031	$2,718	$18,290	$2,606	$2,394

Supplemental disclosure of cash flow information:
Cash paid for interest	$97	$71	$71	$79	$252

Cash paid for taxes	$—	$—	$1	$—	$—

Supplemental disclosure of noncash financing activities:
Noncash capital contribution from affiliates	$—	$—	$—	$2,597	$—

The accompanying notes are an integral part of these financial statements.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements

1.    Description of Business and Basis of Presentation

Bruker Energy & Supercon Technologies, Inc. ("BEST") was incorporated in April 2008 as a wholly-owned subsidiary of Bruker Corporation. Bruker Corporation is a NASDAQ-listed company with the ticker symbol "BRKR." BEST and its subsidiaries (together, the "Company") develop and produce superconducting and non-superconducting materials and devices for growing markets in renewable energy, energy infrastructure, healthcare and "big science" research. The Company supplies low temperature superconductors for use in magnetic resonance imaging and nuclear magnetic resonance systems, fusion energy research and other applications, as well as high temperature superconductors which are primarily used in fusion energy research. The Company also provides devices based primarily on superconductivity, such as magnets and radio frequency, or RF, accelerator cavities and modules, power couplers and linear accelerators, primarily for use in fusion research and other scientific applications. In addition, the Company has a number of devices and materials under development, including superconducting crystal growth magnets for photovoltaic and semiconductor applications, inductive superconducting fault current limiters for energy infrastructure applications and second generation high temperature superconductors for compact high-power wind turbine generators and other applications. The Company maintains its major technical and manufacturing centers in Germany. The Company's customer base includes manufacturers of medical technology and life science analytics tools, and universities and dedicated research facilities in the fields of material sciences, energy, biotechnology and proteomics, among others.

Prior to December 2008, these financial statements reflect the combined accounts of Bruker EAS GmbH, Bruker HTS GmbH and Hydrostatic Extrusions Ltd. which were all under the control of Bruker Corporation. Effective December 2008, BEST acquired all of the shares of Bruker EAS GmbH, Bruker HTS GmbH and Hydrostatic Extrusions Ltd. from Bruker BioSpin GmbH (a wholly-owned subsidiary of Bruker Corporation) for approximately $22.3 million. As a result, the acquisition by BEST was considered a business combination of entities under common control and was accounted for at historical carrying values at the date of acquisition.

The combined financial statements for the periods prior to the acquisition have been presented to reflect equity on a consolidated basis and as if the common stock had been outstanding as of December 31, 2006 for purposes of these financial statements. Additionally, the Company has retroactively adjusted these statements to reflect the 2-for-1 stock split which was approved by the Board of Directors on October 1, 2009.

On February 16, 2009, BEST, through its subsidiaries, Bruker Advanced Supercon GmbH and RI Research Instruments GmbH, entered into a purchase agreement with ACCEL Instruments GmbH (ACCEL) and its Guarantor, Varian Medical Systems Deutschland GmbH ("Varian" or the "Seller"), pursuant to which the Company purchased substantially all of the assets of the research instruments portion of ACCEL (the "Acquired Business") for $0.4 million. As a result, the acquisition of the Acquired Business, which closed on April 1, 2009, was accounted for under the acquisition method. As part of this acquisition, two subsidiaries were established, Bruker Advanced Supercon GmbH and RI Research Instruments GmbH. The Company maintains a 51% ownership in RI Research Instruments GmbH. Refer to Note 3 for more details on the acquisition.

The Company has not been profitable to date and has relied on its parent, Bruker Corporation, for financial, technology and administrative support, which is discussed in more detail in Note 9. Bruker Corporation is also a major customer of the Company. At this time, management believes that the Company has sufficient resources to fund operations through at least January 1, 2011, based upon its available cash resources and borrowing capability under existing debt arrangements, and its current

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

operating plan. The Company may need to raise additional capital in the future as it continues to develop new and enhance existing products and services, or acquire complementary products, businesses, or technologies. However, if and when required, additional capital may not be available on terms favorable to the Company or available at all.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of BEST and its wholly-owned subsidiaries and other noncontrolling interests. All intercompany accounts and transactions have been eliminated in consolidation.

Noncontrolling interests represent the minority stockholders' proportionate share (49%) of the Company's majority-owned subsidiary, RI Research Instruments GmbH, which was acquired in April 2009. The noncontrolling interest in RI Research Instruments GmbH is reported as a separate component of stockholders' equity (deficit) in the accompanying consolidated financial statements. The portion of net loss attributable to non-controlling interests is presented as net loss attributable to noncontrolling interests in consolidated subsidiary in the consolidated statements of operations, and the portion of other comprehensive loss of this subsidiary is presented in the consolidated statements of stockholders' equity (deficit) and comprehensive loss. Net loss attributable to noncontrolling interests for the nine months ended September 30, 2010 and 2009, and the year ended December 31, 2009 was $12,000, $0.6 million and $0.2 million, respectively. There were no noncontrolling interests prior to April 2009.

Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of September 30, 2010, the consolidated statements of operations and cash flows for the nine months ended September 30, 2010 and 2009, the consolidated statements of stockholders' equity (deficit) for the nine months ended September 30, 2010, and the related interim information contained within the notes to the consolidated financial statements are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all of the information and the notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company's financial position at September 30, 2010 and results of its operations and its cash flows for the nine months ended September 30, 2010 and 2009. The results for the nine months ended September 30, 2010 are not necessarily indicative of future results.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

Risk and Uncertainties

The Company is subject to risks common in its industry including, but not limited to, global economic conditions, rapid technological change, spending patterns from its customers, protection of its intellectual property, availability of key raw materials and components, compliance with existing and future regulation by government agencies, dependence on key personnel and fluctuations in foreign currency exchange rates.

Prior Year Financial Statement Reclassifications

Certain amounts totaling $0.3 million in the consolidated balance sheet for the year ended December 31, 2009, related to commodity hedge contracts were previously recorded net of the associated fixed price commodity contracts. In order to conform to the current presentation, the Company has shown the commodity hedge contracts as "other current assets" and the fixed price commodity contracts as "other current liabilities" to provide a better reflection of assets and liabilities.

These reclassifications had no impact on the Company's previously reported results of operations for the years ended December 31, 2009, 2008 or 2007.

Subsequent Events Consideration

The Company has evaluated subsequent events after the audited balance sheet date of December 31, 2009 through September 2, 2010, the date these financial statements were filed with the SEC. With respect to the unaudited financial statements as of September 30, 2010, the Company has evaluated subsequent events through December 23, 2010, the date these financial statements were filed with the SEC.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments with original maturities of three months or less at the date of acquisition. Cash and cash equivalents primarily include cash, money market funds and time deposits. Time deposits represent amounts on deposit in banks and temporarily invested in instruments with maturities of three months or less at the time of purchase. Cash equivalents are carried at cost, which approximates fair value. As of September 30, 2010 and December 31, 2009 and 2008, the Company held no cash equivalents.

Fair Value

The fair value guidance establishes a three-level valuation hierarchy for measuring fair values. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

  •
  Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

  •
  Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

  •
  Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company's financial instruments consist primarily of derivative instruments consisting of forward foreign currency exchange contracts and embedded derivatives, accounts receivable, accounts payable and notes payable. The carrying amounts of the Company's accounts receivable, and accounts payable approximate fair value due to their short-term nature and, for notes payable, the interest rates the Company could obtain for borrowings with similar terms. Derivative instruments are measured at fair value on a recurring basis.

The Company has evaluated the estimated fair value of financial instruments using available market information and management estimates. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. See Note 4.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash, derivative instruments and accounts receivables. Cash is held at various large financial institutions in the United States and Europe, primarily in Germany. The risk with respect to derivative instruments is minimized by the Company's policy of entering into arrangements with highly-rated financial institutions. The risk with respect to accounts receivables is minimized by the creditworthiness and diversity of the Company's customers. The Company performs periodic credit evaluations of its customers' financial condition and generally requires an advanced deposit for a portion of the purchase price. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any specific industry or geographic area. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed to be probable in the Company's accounts receivable.

The Company had sales to certain customers whose revenue individually represented 10% or more of the Company's total revenue, as follows:

	September 30,		December 31,
	2010	2009	2009	2008	2007

Customer A	25%	35%	29%	43%	50%
Customer B	13%	12%	14%	25%	19%
Customer C	16%	11%	10%	15%	*

*
Less than 10% of total revenue

For the period ended September 30, 2010, one customer represented 29% of the Company's accounts receivable balance.

The Company had no customers whose accounts receivable balances individually represented 10% or more of the Company's accounts receivable as of December 31, 2009 and 2008.

Inventories

Components of inventory include raw materials, work-in-process, consignment and finished goods. Consignment stock consists of wire that is owned by the Company and maintained offsite for our customers. All inventories are stated at the lower of cost or market. Cost is determined principally by the weighted average cost method. The Company reduces the carrying value of its inventories for differences between cost and estimated net realizable value, taking into consideration usage in the preceding 12 months, expected demand, technological obsolescence and other information. The Company records a charge to cost of product revenue for the amount required to reduce the carrying

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

value of inventory to net realizable value. Costs associated with the procurement and warehousing of inventories, such as inbound freight charges and purchasing and receiving costs, are also included in inventories and, subsequently, in the cost of product revenue line item within the consolidated statements of operations.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	20 years
Machinery and equipment	5 – 10 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	3 – 5 years
Leasehold improvements	Lesser of 5 years or the life of the lease

Intangible Assets

Intangible assets consisting of acquired technology and related patents with finite useful lives of three to ten years are amortized on a straight-line basis over their estimated useful lives. These intangible assets were acquired by the Company in 2003 and 2006 in connection with the acquisitions of Vacuumschmelze and ShapeMetal Innovation, respectively. Finite lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

Impairment of Long-Lived Assets

Impairment losses are recorded on long-lived assets used in operations when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company evaluates the recoverability of long-lived assets to be held and used by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the asset. If such an asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value and charged to the consolidated statements of operations.

Warranty Costs

The Company typically provides a one to two year product warranty with the purchase of superconducting wire and devices. The anticipated cost for this warranty is based upon historical warranty experience and accrued upon recognition of the sale. Warranty costs are typically incurred within the first year of the sale and are reported as a current liability on the accompanying consolidated balance sheets. There were no long-term warranty accruals for the periods presented.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

Income Taxes

The Company uses the asset and liability approach to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification Topic ("ASC") 740, Income Taxes, as if the Company were a separate taxpayer rather than a member of its parent company's (Bruker Corporation's) consolidated income tax return group.

Customer Advances

The Company typically requires an advance deposit under the terms and conditions of contracts with customers. These deposits are recorded as a liability until revenue is recognized on the specific contract.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under accounting principles generally accepted in the United States are included in other comprehensive income (loss), but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' equity (deficit), net of tax. The Company's other comprehensive loss is composed primarily of foreign currency translation adjustments, and changes in the benefit obligation of unfunded defined benefit pension plans.

Derivative Financial Instruments

All derivatives, whether designated as hedging relations or not, are recorded on the consolidated balance sheets at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based on the exposure being hedged, as a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation.

A fair value hedge is a derivative instrument designated for the purpose of hedging the exposure of changes in fair value of an asset or a liability resulting from a particular risk. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are both recognized in the same caption in the consolidated statements of operations. A cash flow hedge is a derivative instrument designated for the purpose of hedging the exposure to variability in future cash flows resulting from a particular risk. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

recorded in accumulated other comprehensive income (loss) and are recognized in the results of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the results of operations. A hedge of a net investment in a foreign operation is designated for the purpose of hedging the exposure of changes in value of investments in foreign subsidiaries. If the derivative is designated as a hedge of a net investment in a foreign operation, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) as a part of the currency translation adjustment. Ineffective portions of net investment hedges are recognized in the results of operations. For derivative instruments not designated as hedging instruments, changes in fair value are recognized in the results of operations in the current period.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries, where the functional currency is the local currency, are translated into U.S. dollars using current exchange rates. Revenue and expenses of foreign subsidiaries are translated at the weighted-average exchange rates in effect during the period. Adjustments resulting from financial statement translations are included as a separate component of stockholders' equity (deficit). Gains and (losses) resulting from foreign currency transactions are reported in interest and other income (expense), net in the consolidated statements of operations.

Employee Retirement Plans

The accounting guidance related to defined benefit pension plans requires an employer to recognize the over-funded or under-funded status of defined benefit pension and other postretirement defined benefit plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income (loss). This guidance also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. In addition, disclosure of the effects of the unrecognized gains or (losses), prior service costs and transition asset or obligation on the next fiscal year's net periodic benefit cost is required.

Revenue Recognition

The Company's revenue is derived from product sales. Some of the revenue is derived from contracts to design, develop and manufacture complex electronic equipment to a buyer's specification over multiple accounting periods. Such revenue is accounted for under the percentage-of-completion method. The Company applies this method to product offerings that are manufactured on a project-by-project basis in accordance with detailed customer specifications. The application of the percentage-of-completion method involves estimations with regard to the extent of progress toward completion of the contract, its revenue and its costs. The Company has an established process of estimating and reviewing project costs. Project progress under the percentage-of-completion method is measured by the ratio of cost incurred to-date to the estimate of total project costs. In the event that the company is not capable of making reasonable and dependable project cost estimates, the completed contract method of revenue recognition would be used.

For those product sales not accounted for under the percentage-of-completion method, revenue is recognized when persuasive evidence of an arrangement exists, the contract price is fixed or determinable, the product or accessory has been delivered, title and risk of loss have passed to the

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

customer and collection of the resulting receivable is reasonably assured. The Company's products are warranted to be free from defect for a period that is typically one to two years.

Other revenue is comprised of research revenue, which is recognized as the Company performs the services required under the arrangement.

Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which such losses become probable and can be reasonably estimated.

Deferred Revenue

The Company has entered into a related party agreement with Bruker Corporation for the research, development, production and exclusive delivery of high temperature superconductors. The Company received payments of €0.75 million (approximately $1.1 million at December 31, 2007), €1.5 million (approximately $2.1 million at December 31, 2008), and €0.75 million (approximately $1.1 million at December 31, 2009), in 2007, 2008, and 2009, respectively. As of September 30, 2010, the Company is unable to estimate the service period of the development effort and, accordingly, has deferred this revenue until such time as the Company can estimate the service period.

Shipping and Handling Costs

The Company records costs incurred in connection with shipping and handling products as selling, general and administrative expenses. Shipping and handling costs were $0.4 million, $0.7 million and $0.5 million in the years ended December 31, 2009, 2008 and 2007, respectively. Amounts billed to customers in connection with these costs are included in revenue in the accompanying consolidated statements of operations.

Research and Development Costs

Research and development costs are expensed as incurred and include salaries, wages and benefits, material costs related to research and development projects, consulting costs, and allocations of depreciation and facility costs incurred related to research and development efforts.

Software Costs

Purchased software is capitalized at cost and is amortized over the estimated useful life, generally three to five years.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were not significant for the nine months ended September 30, 2010 and 2009 or the years ended December 31, 2009, 2008, and 2007.

Contingencies

The Company is subject to proceedings, lawsuits and other claims related to patents, products and other matters. The Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

required reserves may change in the future due to new developments in each situation or changes in settlement strategy in dealing with these matters. No such reserves have been established for the periods presented.

Stock-Based Compensation

At September 30, 2010 and December 31, 2009, the Company had one stock-based employee compensation plan, which is more fully described in Note 17.

The accounting guidance for stock-based compensation requires recognition of stock-based compensation expense in the consolidated statements of operations over the vesting period of the awards based on the fair value of the award at the grant date. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company's primary type of stock-based compensation is stock options issued under the Bruker Energy & Supercon Technologies, Inc. 2009 Stock Option Plan (the "BEST Plan"), which was approved by the Company's Board of Directors on October 1, 2009. No BEST stock awards were made prior to October 2009.

See Note 17 for a summary of the stock option activity under the Company's stock-based employee compensation plan for the nine months ended September 30, 2010 and the year ended December 31, 2009 as well as a discussion of the key assumptions used by the Company to determine the fair value of the stock-based awards.

Earnings Per Share

Basic net loss per share is calculated by dividing net loss attributable to Bruker Energy & Supercon Technologies, Inc. by the weighted-average number of common shares outstanding during the period. Except where the result would be anti-dilutive, the diluted earnings per share computation includes the effect of all potentially dilutive securities, including stock options using the treasury stock method.

3.    Acquisitions

In December 2008, BEST acquired all of the shares of Bruker EAS GmbH, Bruker HTS GmbH and Hydrostatic Extrusions Ltd. from Bruker BioSpin GmbH for approximately $22.3 million. BEST and Bruker BioSpin GmbH were owned by Bruker Corporation prior to and at the time of the acquisition. As a result, the acquisition by BEST was considered a business combination of entities under common control and was accounted for at historical carrying values at the date of acquisition.

In April 2009, the Company acquired substantially all of the net assets of the research instruments portion of ACCEL from Varian. The acquisition of the Acquired Business was accounted for as a purchase of a business. The Acquired Business, located in Bergisch Gladbach, Germany, consists of the development and manufacture of electron and ion linear accelerators, superconducting and normal conducting accelerator cavities, insertion devices, superconducting fault current limiters, other accelerator components and specialty superconducting magnets for physics and energy research and a variety of other scientific applications.

The consideration payable to Varian as of April 1, 2009 (the "Closing Date") consisted entirely of cash of $0.4 million. Under the terms of the purchase agreement, the Company acquired all of the Seller's accounts receivable and movable fixed assets relating exclusively to the Acquired Business; all of Seller's inventories relating to the Acquired Business; certain revenue contracts of the Acquired Business; to the extent not part of a transferred contract, all of Seller's warranty claims and other

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

claims Seller is entitled to against third parties with respect to the Acquired Business' tangible assets; and all of Seller's collateral pertaining to any of the Acquired Business' tangible assets.

As of the Closing Date, the Company assumed all rights, duties, powers, obligations and liabilities, including social security contributions, income taxes and pension liabilities, connected with all permanent and non-permanent employment relationships of Seller's employees exclusively or mainly engaged in the Acquired Business.

The consideration transferred in acquiring the Acquired Business was approximately $0.4 million and consisted entirely of cash. The Company acquired approximately $2.8 million of receivables, $4.4 million of inventory, $2.2 million of other current assets and $4.9 million of property, plant and equipment in this acquisition and assumed approximately $12.1 million of current and long-term liabilities. The Company also recorded $0.5 million representing the fair value of a noncontrolling interest.

The fair value of identifiable assets acquired and liabilities assumed exceeded the fair value of the consideration transferred. Consequently, the Company reassessed the recognition and measurement of identifiable assets and assumed liabilities and concluded that all acquired assets and assumed liabilities were recognized and that the valuation procedures and resulting measures were appropriate. As a result, the Company recognized a bargain purchase gain of $1.7 million for the year ended December 31, 2009. The gain on the bargain purchase has been recorded as a component of other, net of impairment charges in the consolidated statements of operations. A gain of $2.4 million was initially recorded for the nine months ended September 30, 2009 based on a preliminary purchase price allocation but was subsequently reduced by $0.7 million in the fourth quarter of 2009 based on the final allocation.

The results of the Acquired Business have been included in the accompanying consolidated financial statements from the date of acquisition. Revenue and net income attributable to the Acquired Business were $21.0 million and $0.2 million respectively, for the year ended December 31, 2009, which represents the nine-month operating results of the Acquired Business from the Closing Date through December 31, 2009.

The following unaudited pro forma financial summary is presented as if the acquisition of the Acquired Business occurred as of January 1, 2008 (in thousands, except per share amounts):

	Year Ended December 31,
	2009	2008

Total revenue	$66,063	$79,394
Net loss attributable to Bruker Energy & Supercon Technologies, Inc.	$(8,831)	$(14,697)
Weighted average number of common shares outstanding — basic and diluted	20,000	20,000
Net loss per common share attributable to Bruker Energy & Supercon Technologies, Inc.:
Basic and diluted	$(0.44)	$(0.73)

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

4.    Fair Value of Financial Instruments and Other

The Company measures the following financial assets and liabilities at fair value on a recurring basis. The fair value of these financial assets and liabilities was determined using the following inputs at September 30, 2010 and December 31, 2009 (in thousands):

September 30, 2010 (unaudited)	Total	Quoted Prices in Active Markets Available (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Foreign exchange contracts	$251	$—	$251	$—
Commodity hedge contracts	187	—	187	—

Total assets recorded at fair value	$438	$—	$438	$—

Liabilities:
Embedded derivatives in delivery contracts	$68	$—	$68	$—
Fixed price commodity contracts	187	—	187	—

Total liabilities recorded at fair value	$255	$—	$255	$—

December 31, 2009	Total	Quoted Prices in Active Markets Available (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Commodity hedge contracts	$328	$—	$328	$—

Total assets recorded at fair value	$328	$—	$328	$—

Liabilities:
Embedded derivatives in delivery contracts	$24	$—	$24	$—
Fixed price commodity contracts	328	—	328	—

Total liabilities recorded at fair value	$352	$—	$352	$—

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the fair value and the hierarchy levels, for assets and liabilities that were measured at fair value on a non-recurring basis (in thousands):

	Total	Quoted Prices in Active Markets Available (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses) Year to Date

Long-lived assets held and used	$501	$—	$—	$501	$699

Long-lived assets with a carrying amount of $1.2 million were written down to $0.5 million fair value during the year ended December 31, 2009. This was a result of restructuring-related asset impairments more fully described in Note 14. Fair value for these impaired production assets was based on the present value of discounted cash flows. This included an estimate for future cash flows as production activities are phased out where use has been discontinued or future cash flows are minimal.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

5.    Inventories

Inventories consisted of the following (in thousands):

		December 31,
	September 30, 2010
		2009	2008

	(unaudited)

Raw materials	$4,051	$3,003	$3,389
Work-in-process	27,873	16,860	12,450
Inventory consigned to others	1,429	1,775	2,547
Finished goods	3,342	3,330	3,210

Inventories	$36,695	$24,968	$21,596

6.    Property, Plant and Equipment

The following is a summary of property, plant and equipment by major asset class (in thousands):

		December 31,
	September 30, 2010
		2009	2008

	(unaudited)

Land	$57	$59	$54
Buildings	414	426	383
Computer equipment and software	327	657	164
Leasehold improvements	1,682	1,785	1,731
Furniture and fixtures	1,433	1,705	1,222
Machinery and equipment	26,473	23,414	15,453

	30,386	28,046	19,007
Less accumulated depreciation and amortization	(16,544)	(14,977)	(10,745)

Property, plant and equipment, net	$13,842	$13,069	$8,262

Depreciation expense, which includes the amortization of leasehold improvements, for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007 approximated $2.3 million, $2.0 million, $2.7 million, $2.1 million and $1.9 million, respectively.

7.    Intangible Assets

The following is a summary of other intangible assets subject to amortization (in thousands):

	September 30, 2010 (unaudited)
	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Impact	Net Carrying Amount

Patents	$1,451	$(1,354)	$(27)	$70
Existing technology	5,293	(3,913)	(267)	1,113

Intangible assets subject to amortization, net	$6,744	$(5,267)	$(294)	$1,183

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

	December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Impact	Net Carrying Amount

Patents	$1,526	$(1,243)	$(122)	$161
Existing technology	5,571	(3,811)	(445)	1,315

Intangible assets subject to amortization, net	$7,097	$(5,054)	$(567)	$1,476

	December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Impact	Net Carrying Amount

Patents	$1,485	$(1,048)	$(94)	$343
Existing technology	5,422	(3,635)	(322)	1,465

Intangible assets subject to amortization, net	$6,907	$(4,683)	$(416)	$1,808

Amortization expense for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007 approximated $0.2 million, $0.3 million, $0.4 million, $0.4 million and $0.8 million, respectively.

The estimated future amortization expense related to amortizable intangible assets at September 30, 2010 is as follows (in thousands):

2010	$54
2011	214
2012	208
2013	180
2014	180
2015	180
Thereafter	167

Total	$1,183

8.    Other Current Liabilities

The following is a summary of other current liabilities (in thousands):

	December 31,
	2009	2008

Accrued compensation	$1,413	$1,220
Provision for loss on contracts	819	625
Income taxes payable	599	48
Accrued warranty	576	451
Other accrued expenses	4,326	1,819

Other current liabilities	$7,733	$4,163

The Company typically provides a one to two year product warranty with the purchase of superconducting wire and devices. The anticipated cost for this warranty is accrued upon recognition of

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

the sale and is included as a liability on the balance sheets. The following sets forth the changes in accrued warranty:

Balance at December 31, 2007	$552
Accruals for warranties issued during the year	400
Settlements of warranty claims	(478)
Foreign currency impact	(23)

Balance at December 31, 2008	451
Accruals for warranties issued during the year	576
Settlements of warranty claims	(468)
Foreign currency impact	17

Balance at December 31, 2009	576
Accruals for warranties issued during the period (unaudited)	583
Settlements of warranty claims (unaudited)	(775)
Foreign currency impact (unaudited)	(28)

Balance at September 30, 2010 (unaudited)	$356

9.    Related Party Transactions

The Company is majority-owned by Bruker Corporation. On August 30, 2010, the Company entered into a sharing agreement with Bruker, which provides for the sharing between the Company and Bruker of specified intellectual property rights, services, facilities and other related items. The Company recorded general and administrative expenses of $0.1 million, $0.2 million, $0.3 million, $0.4 million and $0.1 million during the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007, respectively, for services provided by Bruker Corporation and its subsidiaries under the sharing agreement. The Company cannot reasonably estimate what the value of these services would be on a standalone basis.

The Company recognized product revenue on sales to Bruker Corporation and its subsidiaries of $8.0 million, $4.4 million, $8.0 million, $10.5 million and $6.0 million during the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007, respectively.

In addition, the Company recognized other revenue of $0.3 million, $0.4 million, $0.7 million and $1.6 million during the nine months ended September 30, 2009, and the years ended December 31, 2009, 2008 and 2007, respectively, for the development and delivery of special Powder In Tube, or PIT, wire used in Bruker BioSpin GmbH's magnet production operation. No such amounts were recognized during the nine months ended September 30, 2010.

In periods prior to and up through July 2008, Hydrostatic Extrusions Ltd. received cash proceeds from notes payable issued to affiliates in the amount of £1.7 million (approximately $2.6 million) from Bruker BioSpin Ltd. to support their working capital needs. In November 2008, the loan amount of $2.6 million was forgiven by Bruker BioSpin Ltd. The Company recorded this forgiveness of debt as a capital contribution recorded as additional paid-in capital.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

10.    Loans from Affiliates

In connection with the acquisition of Bruker EAS GmbH, Bruker HTS GmbH, and Hydrostatic Extrusions Ltd. from Bruker BioSpin Corporation (a wholly-owned subsidiary of Bruker Corporation), in December 2008, the Company executed a loan agreement in the aggregate principal amount of $50.0 million with Bruker Corporation. At September 30, 2010 and December 31, 2009 and 2008, the aggregate amount of borrowings under the note was $24.4 million, $23.4 million and $22.3 million, respectively. The loan bears interest at an annual rate of 5.0%; interest accrues quarterly and both interest and principal are due upon maturity. The loan is unsecured and has a maturity date of December 12, 2013. Interest expense related to this loan for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, and 2007 was $1.0 million, $1.0 million, $1.3 million, $0.0 million and $0.0 million, respectively. At September 30, 2010 and December 31, 2009, available borrowing under the loan agreement was $25.6 million and $26.6 million, respectively.

In September 2009, the Company issued a note in the aggregate principal amount of $10.0 million to Bruker BioSpin Corporation. Amounts drawn on the note are used to provide working capital. At September 30, 2010 and December 31, 2009, the aggregate amount of borrowing under the note was $5.9 million and $3.7 million, respectively. The loan bears interest at an annual rate of 5.0%; interest accrues quarterly and both interest and principal are due upon maturity. The loan is unsecured and has a maturity date of September 30, 2013. Interest expense related to this loan for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, and 2007 was $0.2 million, $0, $32,000, $0, and $0, respectively. At September 30, 2010 and December 31, 2009, available borrowing under the note was $4.1 million and $6.3 million, respectively.

In September 2009, the Company issued a note in the aggregate principal amount of €5.5 million (approximately $8.0 million) to Bruker BioSpin GmbH. Amounts drawn on the note are used to provide working capital. At September 30, 2010 and December 31, 2009, the aggregate amount of borrowings under the note was $0.0 million and $1.4 million, respectively. The loan bears interest at an annual rate of 3.5%. The loan is unsecured and is payable on June 30th of each calendar year. Interest expense related to this loan for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, and 2007 was approximately $4,000, $0, $12,000, $0, and $0, respectively.

In September 2009, the Company issued a note in the aggregate principal amount of €1.5 million (approximately $2.2 million) to Bruker BioSpin GmbH. Amounts drawn on the note are used to provide working capital. At September 30, 2010 and December 31, 2009, the aggregate amount of borrowings under the note was $1.4 million and $0.0 million, respectively. The loan bears interest at an annual rate of 3.5%. The loan is unsecured and is payable on June 30th of each calendar year. Interest expense related to this loan for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, and 2007 was approximately $0, $0, $16,000, $0, and $0, respectively.

In June 2010, the Company entered into a loan agreement with Bruker BioSpin GmbH for a €0.6 million loan (approximately $0.7 million) with a stated interest rate of 3.5% per annum. As of September 30, 2010, the outstanding balance on the loan was $0.8 million. There is no stated maturity date for this loan arrangement.

In September 2010, the Company entered into a loan agreement with Bruker BioSpin GmbH for a €0.6 million loan (approximately $0.8 million) with a stated interest rate of 3.5% per annum. As of September 30, 2010, the outstanding balance on the loan was $0.8 million. There is no stated maturity date for this loan arrangement.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

11.    Lines of Credit

The Company maintains several lines of credit at financial institutions in Germany with aggregate maximum credit amounts of approximately $32.5 million, $35.6 million and $8.5 million at September 30, 2010, December 31, 2009 and 2008, respectively. As of September 30, 2010, December 31, 2009 and 2008, the Company had no outstanding borrowings under these lines of credit. Taking outstanding letters of credit, related to bank guarantees, into consideration, which reduce the Company's availability to borrow under the lines of credit, the Company had availability of approximately $1.1 million, $15.7 million and $6.7 million at September 30, 2010, December 31, 2009 and 2008, respectively. The bank guarantee arrangements guarantee the refund of advance payments received from customers in the event that the merchandise is not delivered in compliance with the terms of the contract. The Company's lines of credit are secured by Bruker Corporation through a parent guarantee. At both September 30, 2010 and December 31, 2009, the weighted average interest rates on revolving lines of credit was 7.2%. Interest expense related to these lines of credit for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008 and 2007, was $0.1 million, $49,000, $0.1 million, $0.1 million and $0.3 million, respectively. These lines of credit are revocable at the banks' option.

12.    Derivative Instruments and Hedging Activities

The Company is exposed to certain market risks associated with its ongoing business operations. The primary risks that are managed by using derivative instruments are associated with changes in foreign exchange rates. The Company periodically enters into forward foreign currency exchange contracts in order to minimize the volatility that fluctuations in currency exchange rates have on the Company's cash flows related to purchases and sales denominated in foreign currencies. Under these arrangements, the Company typically agrees to purchase a fixed amount of a foreign currency in exchange for a fixed amount of U.S. Dollars or other currencies on specified dates. These transactions do not qualify for hedge accounting and, accordingly, the instruments are recorded at fair value with the corresponding gains and losses recorded in the consolidated statements of operations. At December 31, 2009 and 2008, the Company had no outstanding forward contracts. At September 30, 2010, the Company had forward currency exchange contracts with notional amounts aggregating $8.9 million and maturing within the years ended 2010, 2011, and 2012. As of September 30, 2010, these instruments were in a gain position of $0.2 million, of which $0.1 million was recorded in other current assets and $0.1 million was recorded in other assets in the accompanying consolidated balance sheet.

The following table summarizes the outstanding forward foreign currency exchange contracts held by the Company (in thousands):

		September 30, 2010
		(unaudited)
Currency	Hedge Type	Local Currency Amount	Approximate U.S. Dollar Equivalent

EUR	Buy	6,751	$8,899

			$8,899

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

For the nine months ended September 30, 2010, the Company had unrealized foreign currency gains of $0.2 million that were accounted for in other income (expense) in the consolidated statements of operations.

The Company periodically enters into contracts for the purchase of goods and sales of the Company's products that are denominated in currencies other than the functional currency of the parties to the transaction. The Company accounts for these transactions separately valuing the "embedded derivative" component of these contracts. At September 30, 2010, contracts denominated in currencies other than the functional currency of the transacting parties amounted to $1.8 million for the delivery of products and $0.0 million for the purchase of products. At December 31, 2009 and 2008, contracts denominated in currencies other than the functional currency of the transacting parties amounted to $1.0 million and $0.6 million, respectively, for the delivery of products. At December 31, 2009 and 2008, there were no contracts denominated in currencies other than the functional currency of the transacting parties for the purchase of products.

The following is a summary of the fair values of embedded derivative instruments (in thousands):

		December 31,
	September 30, 2010
		2009	2008

	(unaudited)

Derivative liabilities:
Derivative liabilities not designated as hedging instruments:
Embedded derivatives	$68	$24	$78

Total derivative liabilities	$68	$24	$78

Derivative assets are recorded in other current assets in the consolidated balance sheets. Derivative liabilities are recorded in other current liabilities in the consolidated balance sheets.

The Company recorded income (expense) of $(30,000), $(0.2) million, $0.1 million, $(0.1) million and $0.0 million, to reflect the impact of changes in the fair value of embedded derivative instruments not designated as hedging instruments on net loss for the nine months ended September 30, 2010 and 2009 and the for the years ended December 31, 2009, 2008 and 2007, respectively.

The changes in the fair value of derivative instruments not designated as hedging instruments are recorded in interest and other income (expense), net in the consolidated statements of operations.

In addition to the derivative instruments discussed above, the Company has an arrangement with a customer, whereby, the Company has a firm commitment to deliver copper based superconductors at a fixed price. In order to minimize the volatility that fluctuations in the price of copper have on the Company's sales of these commodities, the Company enters into commodity hedge contracts. At September 30, 2010, the Company had fixed price commodity contracts with notional amounts aggregating $2.0 million, all of which mature within the year ended 2011. At December 31, 2009 and 2008, the Company had fixed price commodity contracts with notional amounts aggregating $0.9 million and $0.0 million, respectively. As of September 30, 2010 and December 31, 2009, these instruments were in a gain position of $0.2 million and $0.3 million, respectively, which was recorded in other current assets in the accompanying consolidated balance sheet. At September 30, 2010 and December 31, 2009, the Company also recorded a corresponding liability in the amount of $0.2 million and $0.3 million, respectively, which represents the fair value of the Company's obligation under the arrangement with the customer.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following is a summary of the fair values of commodity contracts (in thousands):

		December 31,
	September 30, 2010
		2009	2008

	(unaudited)
Derivative assets:
Derivative assets not designated as hedging instruments:
Commodity Hedge Contracts	$187	$328	$—

Total derivative assets	$187	$328	$—

Derivative liabilities:
Derivative liabilities not designated as hedging instruments:
Fixed price commodity contracts	$187	$328	$—

Total derivative liabilities	$187	$328	$—

Derivative assets are recorded in other current assets in the consolidated balance sheets. Derivative liabilities are recorded in other current liabilities in the consolidated balance sheets.

The Company recorded income (expense) of $0.2 million, $0.0 million, $0.3 million, $0.0 million and $0.0 million, to reflect the impact of changes in the fair value of the commodity hedge instruments not designated as hedging instruments on net loss for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company recorded income (expense) of $(0.2) million, $0.0 million, $(0.3) million, $0.0 million and $0.0 million, to reflect the impact of changes in the fair value of the fixed price commodity instruments not designated as hedging instruments on net loss for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008 and 2007, respectively.

The changes in the fair value of derivative instruments not designated as hedging instruments are recorded in interest and other income (expense), net in the consolidated statements of operations.

13.    Income Taxes

The domestic and foreign components of loss before taxes are as follows for the periods ended (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(unaudited)

Domestic	$(2,783)	$(991)	$(1,657)	$(724)	$(115)
Foreign	(1,273)	(4,791)	(4,923)	(7,261)	(5,198)

	$(4,056)	$(5,782)	$(6,580)	$(7,985)	$(5,313)

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

The components of income tax provision are as follows for the periods ended (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(unaudited)

Current income tax expense:
Federal	$—	$—	$—	$—	$—
Foreign	1,638	—	556	—	8

Total current income tax expense	1,638	—	556	—	8
Deferred income tax expense (benefit):
Federal	—	—	—	—	—
Foreign	(672)	(577)	(469)	(56)	52

Total deferred income tax	(672)	(577)	(469)	(56)	52

Income tax provision (benefit)	$966	$(577)	$87	$(56)	$60

A reconciliation of the United States federal statutory rate to the effective income tax rate is as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(unaudited)

Statutory tax rate (benefit)	(35.0)%	(35.0)%	(35.0)%	(35.0)%	(35.0)%
Foreign tax rate differential	1.7	6.5	7.9	6.0	15.9
Legal entity Restructuring	—	—	—	(6.1)	—
Change in German tax rates	—	—	—	1.3	4.5
Acquisition gain	—	(7.2)	(8.3)	—	—
Permanent differences	3.3	0.3	2.6	0.2	—
State income taxes, net of federal benefits	—	—	(1.6)	(0.3)	—
Tax contingencies	0.7	—	0.4	—	—
Other	2.8	(1.7)	(1.9)	(0.6)	0.1

Effective tax rate before valuation allowance	(26.5)%	(37.1)%	(35.9)%	(34.5)%	(14.5)%
Change in valuation allowance for unbenefited losses	50.3	27.1	37.2	33.8	15.6

Effective tax rate (benefit)	23.8%	(10.0)%	1.3%	(0.7)%	1.1%

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

The tax effect of temporary items that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

		December 31,
	September 30, 2010
		2009	2008

	(unaudited)

Deferred tax assets:
Accrued expenses	$—	$9	$65
Intangibles	491	539	529
Patent reserves	—	422	—
Pension	761	266	217
Net operating loss carryforwards	3,196	2,383	220
Contract losses	—	252	193
Fixed assets	—	—	228
Other	7	537	56

Gross deferred tax assets	4,455	4,408	1,508
Less valuation allowance	(3,327)	(2,987)	(573)

Total deferred tax assets	1,128	1,421	935

Deferred tax liabilities:
Fixed assets	623	746	—
Pension	156	163	209
Inventory	581	919	889
Other	160	567	60

Total deferred tax liabilities	1,520	2,395	1,158

Net deferred tax liability	$(392)	$(974)	$(223)

The valuation allowance was determined in accordance with the provisions of ASC 740, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. The Company fully reserved all U.S. and certain foreign net deferred tax assets, which are predominantly net operating losses. Cumulative losses incurred in the U.S. and certain foreign jurisdictions as of December 31, 2009, 2008 and 2007 represent sufficient negative evidence to record a valuation allowance. The Company does not have the ability to project future profitability and intends to maintain a full valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance.

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods as if the Company were a separate taxpayer rather than a member of Bruker Corporation's consolidated income tax return group.

As of December 31, 2009, on a separate company basis, the Company had approximately $2.0 million and $8.3 million of U.S. and German net operating loss carryforwards, respectively. The German losses can be carried forward indefinitely. The Company was included in Bruker Corporation's 2009 U.S. consolidated Federal income tax return and all of the U.S. loss carryforwards of the Company were used to offset consolidated taxable income in that return. The Company has no U.S. tax credits available to offset future tax liabilities at December 31, 2009. If the Company completes an initial

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

public offering as contemplated, the Company will no longer be part of Bruker Corporation's U.S. consolidated income tax return. Therefore, for the year ending December 31, 2010, deemed dividends from investments in U.S. Property by Bruker EAS GmbH may result in a U.S. tax liability in an amount of up to $2 million for BEST. The exact amount of the tax liability, if any, will be impacted by the amount of U.S. earnings and profits Bruker EAS GmbH has for the 12 months ending December 31, 2010.

On August 14, 2007, the 2008 German Business Tax Reform was signed by the Federal President and the legislative process was finalized on August 17, 2007 with the official publication of the law. This legislation changed the German Federal Corporate Tax Rate from 25% to 15%. In addition, the German Trade Tax is no longer deductible from the German Corporate Income Tax. This law change, due to the benefit of revaluing the Company's deferred tax assets and liabilities, reduced the Company's effective tax rate by 4.5% in 2007 and 1.3% in 2008.

The Company has a policy to permanently reinvest the earnings of its foreign subsidiaries. As of December 31, 2009, the Company has approximately $2.1 million of accumulated earnings.

The Company has unrecognized tax benefits of approximately $31,000 as of December 31, 2009, which if recognized, would result in a reduction of the Company's effective tax rate. However, as of December 31, 2009 the Company does not expect any material changes to unrecognized tax positions within the next 12 months. A tabular reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at December 31, 2008	$—
Gross increases — tax positions in prior periods	—
Gross decreases — tax positions in prior periods	—
Gross increases — current period tax positions	31
Settlements	—
Lapse of statutory limitations	—

Gross unrecognized tax benefits at December 31, 2009	$31

During 2010, an additional $29,000 was accrued for uncertain tax positions. As of September 30, 2010 the Company does not expect any material changes to unrecognized tax positions within the next 12 months. The Company recognizes penalties and interest related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2009, the Company had no accrued penalties and interest related to uncertain tax positions included in the liability on the balance sheets.

The Company considers its significant tax jurisdictions to be Germany and the United States. The tax years 2003 to 2010 are open tax years in these major taxing jurisdictions. The Company files returns in foreign and state jurisdictions with varying statutes of limitations. In addition, two German subsidiaries, Bruker EAS GmbH and Bruker HTS GmbH are under tax audit for the years 2003 through 2008 and these audits are expected to be completed in 2011. The Company cannot predict the final outcome of these audits but does not anticipate any material changes to its unrecognized tax positions in the next twelve months.

14.    Impairment Charges

In 2009, the Company recorded an impairment charge of $0.7 million, which consisted of fixed assets used in the production of certain superconducting wire. The impairment loss was recorded because the

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

Company determined that the carrying value of the assets exceeded the estimated undiscounted operating cash flows generated by the asset group. The amount of the impairment charge was determined by comparing the fair value of this asset group to its carrying value. The Company determined the fair value of the asset group by using an income approach methodology of valuation that includes the discounted cash flow method. The impairment charge has been recorded as a component of Other, net in the consolidated statements of operations.

15.    Employee Benefit Plans

Defined Benefit Plans

Certain of the Company's employees in Germany are covered by Company-sponsored defined benefit pension plans. Retirement benefits generally are earned based on years of service and compensation during active employment. Eligibility is determined generally in accordance with local statutory requirements, however, the level of benefits and terms of vesting varies among plans. The plans are not funded.

Net Periodic Pension Cost

The components of net periodic pension costs are as follows (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(unaudited)

Components of net periodic benefit costs:
Service cost	$98	$125	$142	$176	$201
Interest cost	178	166	259	234	183
Expected return on plan assets	—	—	—	—	—
Amortization of prior service costs	(12)	—	(18)	(1)	—

Net periodic benefit costs	$264	$291	$383	$409	$384

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company measures its benefit obligation as of December 31st each year. The changes in benefit obligations under the defined benefit pension plans and accumulated benefit obligation of the plans were as follows at December 31, (in thousands):

	2009	2008

Change in benefit obligation:
Benefit obligation at beginning of year	$4,369	$4,486
Service cost	142	176
Interest cost	259	234
Benefits paid	(46)	(6)
Actuarial loss (gain)	146	(319)
Impact of foreign currency exchange rates	138	(202)

Benefit obligation at end of year	$5,008	$4,369

The accumulated benefit obligation for the defined benefit pension plans is $5.0 million and $4.4 million at December 31, 2009 and 2008, respectively.

The following amounts were recognized in the accompanying consolidated balance sheets for the Company's defined benefit plans at December 31, (in thousands):

	2009	2008

Current liabilities	$106	$74
Non-current liabilities	4,902	4,295

Net benefit obligation	$5,008	$4,369

The following pre-tax amounts were recognized in accumulated other comprehensive income (loss) for the Company's defined benefit plans at December 31, (in thousands):

	2009	2008

Amounts recognized in accumulated other comprehensive income:
Net gain (loss)	$538	$689

Accumulated other comprehensive income (loss)	538	689

The range of assumptions used for defined benefit pension plans reflects the different economic environments within the various countries. Weighted average assumptions used to determine the projected benefit obligations for the years ended December 31, are as follows:

	2009	2008	2007

Discount rate	5.5%	6.0%	5.3%
Expected rate of compensation increase	2.5%	3.0%	3.0%

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

Estimated Future Benefit Payments

The estimated future benefit payments are based on the same assumptions used to measure the Company's benefit obligation at December 31, 2009. The following benefit payments reflect future employee service as appropriate (in thousands):

2010	$106
2011	123
2012	146
2013	198
2014	261
2015 – 2020	1,719

16.    Net Loss Per Common Share

The following table sets forth the computation of basic and diluted average shares outstanding for the following periods (in thousands, except per share amounts):

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(unaudited)

Net loss attributable to Bruker Energy & Supercon Technologies, Inc.	$(5,010)	$(4,621)	$(6,495)	$(7,929)	$(5,373)

Weighted average number of shares: — basic and diluted	20,000	20,000	20,000	20,000	20,000
Net loss per common share attributable to Bruker Energy & Supercon Technologies, Inc.:
Basic and diluted	$(0.25)	$(0.23)	$(0.32)	$(0.40)	$(0.27)

As a result of the net losses in the periods disclosed, all outstanding stock options, totaling 800,000 and 730,000 options as of September 30, 2010 and December 31, 2009, respectively, were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive.

17.    Stockholders' Equity (Deficit)

Stock Split

On October 1, 2009, the Board of Directors approved and the Company's stockholders ratified a 2-for-1 stock split of the issued and outstanding shares of common stock, from 10,000,000 shares to 20,000,000 shares. All share and per share amounts for all periods presented have been retroactively adjusted to reflect the 2-for-1 stock split.

Stock-Based Compensation

Bruker Energy & Supercon Technologies, Inc. Stock Plan

In October 2009, the Board of Directors adopted the BEST Plan, which provides for the issuance of up to 1,600,000 shares of BEST common stock in connection with awards under the BEST Plan. The BEST Plan allows a committee of the Board of Directors to grant incentive stock options, non-qualified stock options, and restricted stock. As of September 30, 2010 and December 31, 2009, incentive stock

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

options and non-qualified stock options for 800,000 and 730,000 shares, respectively, of the Company's common stock had been awarded to key employees and directors of the Company with vesting periods of three to five years. The Company has not granted any restricted stock awards as of December 31, 2009 or September 30, 2010. For the nine months ended September 30, 2010 and the year ended December 31, 2009, the Company recorded approximately $0.3 million and $0.1 million, respectively, of expense related to awards granted under the BEST Plan.

Stock option activity for the nine months ended September 30, 2010 and the year ended December 31, 2009, was as follows:

	Shares Subject to Options	Weighted Average Option Price	Weighted Average Remaining Contractual Term (Yrs)	Aggregate Intrinsic Value (in millions)

Outstanding at December 31, 2008
Granted	730,000	$3.50
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2009	730,000	3.50	9.8	$4.7
Granted (unaudited)	70,000	10.00
Exercised (unaudited)	—	—
Forfeited (unaudited)	—	—

Outstanding at September 30, 2010 (unaudited)	800,000	$4.07	9.1	$4.7

Exercisable at December 31, 2009	—	$—	—	$—

Exercisable at September 30, 2010 (unaudited)	—	$—	—	$—

Exercisable and expected to vest at December 31, 2009(a)	687,660	$3.50	9.8	$4.5

Exercisable and expected to vest at September 30, 2010(a) (unaudited)	760,000	$4.07	9.1	$4.5

(a)
Represents the number of vested options as of December 31, 2009 and September 30, 2010, plus the number of unvested options expected to vest as of December 31, 2009 and September 30, 2010, based on the unvested options outstanding at December 31, 2009 and September 30, 2010, adjusted for estimated forfeitures.
(b)
The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company's common stock on September 30, 2010, and the exercise price of the underlying options.

For purposes of the disclosures below, the nine month period ended September 30, 2009 and the years ended December 31, 2008 and 2008 have been excluded as the BEST Plan was not effective until October 1, 2009. As such, all related disclosures are not applicable for these periods.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

Compensation expense was recorded in the following operational line items as follows:

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009

	(unaudited)

Cost of product revenue	$50	$10
Selling, general, and administrative	232	109
Research and development	50	10

Total	$332	$129

Stock-based compensation expense is amortized on a straight-line basis over the underlying vesting (services) terms, which generally are three or five years. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards requires the use of subjective assumptions, including the expected term of the award and expected stock price volatility.

The option price at the date of grant is determined by the Board of Directors and, in the case of incentive stock options, may not be less than the fair market value of the common stock at the date of grant. Due to the absence of an active market for the Company's common stock, the Board of Directors was required to determine the fair value of the common stock for consideration in setting exercise prices for the options granted and in valuing the options granted. In determining the fair value, the Board of Directors considered both quantitative and qualitative factors including the Company's historical operating and financial performance and the status of its research and product development efforts, achievement of enterprise milestones, external market conditions affecting similar industry sector, the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the Company, given prevailing market conditions, and the fact that the option grants involved illiquid securities in a private company. For purposes of the October 2009 valuation of the fair value of common stock, the Company believes this to have been a reasonable methodology based upon the Company's internal peer company analyses as well as a retrospective valuation performed by an independent valuation specialist, which corroborated the Company's internal valuation. For the stock option grants during the nine months ended September 30, 2010, management and the Board of Directors estimated the fair value of the Company's common stock in a similar manner as in October 2009, except that it obtained a contemporaneous independent valuation to assist the Company in estimating the fair value of its common stock.

The assumptions used in calculating the fair value of stock-based awards granted during the year ended December 31, 2009, and the nine months ended September 30, 2010 are set forth below:

		Year Ended December 31,
	Nine Months Ended September 30, 2010
		2009	2008	2007

	(unaudited)

Risk-free interest rate	2.00%–3.32%	2.82%	NA	NA
Expected life	6.0 years	6.5 years	NA	NA
Volatility	80.0%	80.0%	NA	NA
Expected dividend yield	—%	—%	NA	NA

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

The assumptions used in determining the fair value of stock-based awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change, and the Company uses different assumptions, stock-based compensation could be materially different in the future. The risk-free interest rate used for each grant is based on a zero-coupon U.S. Treasury instrument with a remaining term similar to the expected term of the stock-based award. Because the Company does not have a sufficient history to estimate the expected term, the Company used the simplified method for estimating the expected term. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. Because there was no public market for the Company's common stock as of September 30, 2010 or December 31, 2009, the Company lacked specific historical and implied volatility information. Therefore, expected stock volatility is based on that of publicly traded peer companies. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The Company expects to continue to use this methodology until such time as they have adequate historical data regarding the volatility of its publicly-traded stock price. For purposes of identifying publicly-traded peer companies the Company selected publicly-traded companies that have similar vesting terms of granted options and that are generally engaged in the production of alternative energy and fuel cells, or are developing other applications for superconducting materials and have sufficient trading history to derive a historic volatility rate. The Company has not paid and does not anticipate paying cash dividends on shares of its common stock; therefore, the expected dividend yield is assumed to be zero. The Company also recognizes compensation expense for only the portion of options that are expected to vest. Accordingly, the Company has estimated expected forfeitures of stock options based on the historical rate of Bruker Corporation. The Company used this estimated rate because as they lack company-specific forfeiture experience but expect that their experience will be similar to that of the other Bruker divisions. The Company applied estimated forfeiture rates of 5.0% and 5.8% during the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. If the actual forfeiture rate varies from historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

The weighted-average grant date fair value of options granted during the nine months ended September 30, 2010 and the year ended December 31, 2009 was $7.04 and $2.52 per share, respectively. The fair value of the Company's common stock was $10.00 and $3.50 per share at September 30, 2010 and December 31, 2009, respectively.

The grant-date fair value of the options granted during the nine months ended September 30, 2010 and the year ended December 31, 2009 was approximately $0.5 million and $1.8 million, respectively.

As of September 30, 2010 and December 31, 2009, there was approximately $1.9 million and $1.7 million, respectively, of unrecognized stock-based compensation, net of estimated forfeitures, related to unvested stock option grants which is expected to be recognized over a weighted average period of 3.6 and 4.5 years, respectively. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

18.    Commitments and Contingencies

Operating Leases

Certain vehicles, office equipment and buildings are leased under agreements that are accounted for as operating leases. Total rental expense under operating leases was $2.1 million, $1.3 million and $1.2 million during the years ended December 31, 2009, 2008 and 2007, respectively. Future minimum

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

lease payments under non-cancelable operating leases at December 31, 2009, for each of the next five years and thereafter are as follows (in thousands):

2010	$2,727
2011	2,760
2012	2,110
2013	1,508
2014	1,070
Thereafter	1,067

Total	$11,242

In connection with certain acquisitions, the Company is obligated to make contingency payments based upon sales made in subsequent years. The terms of these acquisitions call for earn-out payments based on future net revenues through 2014 up to a maximum of €49.2 million. Future potential estimated earn-out payments associated with these acquisitions are as follows (in thousands):

2010	$247
2011	330
2012	414
2013	615
2014	775
Thereafter	1,926

Total	$4,307

Legal

Lawsuits, claims and proceedings of a nature considered normal to its businesses may be pending from time to time against the Company. As of September 30, 2010, December 31, 2009 and 2008, there are no pending legal proceedings.

Guarantees

At September 30, 2010, December 31, 2009 and 2008, the Company had bank guarantees of $31.4 million, $19.8 million and $1.8 million, respectively, for its customer advances. These arrangements guarantee the refund of advance payments received from customers in the event that the merchandise is not delivered in compliance with the terms of the contract. Certain of these guarantees affect the availability of the Company's lines of credit.

Indemnifications

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. The Company cannot estimate the fair value of these agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to: indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and obtain directors' and officers' insurance if available on reasonable terms, which the Company currently has in place. The Company has not incurred losses or made accruals for the aforementioned agreements.

19.    Asset Retirement Obligations

An asset retirement obligation is a legal obligation associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets.

The Company is required to recognize a liability for an asset retirement obligation in the period in which it is incurred, at its estimated fair value. The associated retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company will then recognize a gain or loss on settlement.

Certain of the Company's lease agreements (Note 18) contain asset retirement obligations related to the restoration and refurbishment of leasehold improvements for the leased properties. The balance of the Company's asset retirement obligation at September 30, 2010, and December 31, 2009 and 2008 was $1.4 million, $1.4 million and $1.3 million, respectively, all of which is included in other long-term liabilities in the accompanying consolidated balance sheets. The change in the asset retirement obligation during the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2007 is related to accretion expense recorded on the asset retirement liability. For the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007, the Company recorded approximately $82,000, $85,000, $115,000, $121,000 and $114,000, respectively, of depreciation expense related to the capitalized retirement costs and approximately $35,000, $36,000, $49,000, $51,000 and $48,000, respectively, related to the accretion of the asset retirement liability.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

20.    Accumulated Other Comprehensive Income (Loss)

The following is a summary of accumulated other comprehensive income (loss), net of tax, (in thousands):

	Foreign Currency Translation	Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2006	$412	$(3)	$409
Other comprehensive income	1,198	—	1,198
Changes in pension, net of tax $118	—	437	437

Balance at December 31, 2007	1,610	434	2,044
Other comprehensive loss	(504)	—	(504)
Changes in pension, net of tax $86	—	200	200

Balance at December 31, 2008	1,106	634	1,740
Other comprehensive income	692	—	692
Changes in pension, net of tax $46	—	(105)	(105)

Balance at December 31, 2009	1,798	529	2,327
Other comprehensive loss (unaudited)	(1,314)	—	(1,314)

Balance at September 30, 2010 (unaudited)	$484	$529	$1,013

21.    Interest and Other Income (Expense), Net

The components of interest and other income (expense), net, are as follows (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(unaudited)

Interest income	$38	$5	$8	$58	$270
Interest expense	(1,276)	(1,083)	(1,398)	(199)	(387)
Exchange gains (losses) on foreign forward currency exchange transactions	129	(144)	77	176	(167)
Other	29	6	285	(66)	(106)

Interest and other income (expense), net	$(1,080)	$(1,216)	$(1,028)	$(31)	$(390)

22.    Segment Information

Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief decision-making group is made up of the chief executive officer, the chief technology officer and the chief financial officer. The Company views its operations and manages its business as one operating segment, that being superconducting and related technologies.

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

Revenue and long-lived assets by geographical area as of and for the following periods ended were as follows (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

	(unaudited)

Revenue:
North America	$14,142	$6,208	$9,620	$6,692	$3,314
Europe	40,021	29,134	48,318	37,468	35,967
Asia Pacific	6,100	904	2,193	59	111
Other	930	12	12	—	—

Total revenue	$61,193	$36,258	$60,143	$44,219	$39,392

			December 31,
	September 30, 2010
			2009	2008
	(unaudited)
Property, plant and equipment:
North America	$—		$—	$—
Europe	13,842		13,069	8,262
Asia Pacific	—		—	—
Other	—		—	—

Total property, plant and equipment	$13,842		$13,069	$8,262

23.    Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Codification Topic No. 105, Generally Accepted Accounting Principles. Codification Topic No. 105 is effective for fiscal years and interim periods, ending after September 15, 2009. Codification Topic. No. 105 is intended to improve financial reporting by identifying the FASB Accounting Standards Codification and rules and interpretive releases of the SEC under authority of federal securities laws as the sole sources of authoritative accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for SEC registrants. The adoption of Codification Topic No. 105 did not have a material impact on the Company's results of operations, financial position or cash flows.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. Accounting Standards Update 2010-06 will require new disclosures about transfers in and out of Levels 1 and 2 of the fair value hierarchy and activity, including purchases, sales, issuances and settlements, in Level 3 fair value measurements. The requirements of Accounting Standards Update 2010-06 will be effective for interim and annual periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in Level 3 fair value measurements which will be effective for interim and annual periods beginning after December 15, 2010. The Company is currently assessing the impact that the additional disclosure requirements will have on our results of operations and financial position.

In September 2009, the Emerging Issues Task Force reached consensus on FASB Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. FASB Accounting Standards Update 2009-13 addresses the accounting for multiple-deliverable arrangements

Bruker Energy & Supercon Technologies, Inc.

Notes to Consolidated Financial Statements—(Continued)

to enable vendors to account for products or services separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. FASB Accounting Standards Update 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, however, early adoption is permitted. The Company is currently assessing the impact that the additional disclosure requirements will have on its results of operations and financial position and when the Company will adopt these requirements.

24.    Subsequent Events (unaudited)

In July 2010, the Board of Directors and stockholders approved an amendment and restatement of the Company's Certificate of Incorporation to increase the authorized number of shares of stock, which the Corporation shall have authority to issue from 25,000,000 to 105,000,000 shares, which shares shall be divided into two classes consisting of: (i) 100,000,000 shares of Common Stock (with $.01 par value per share) ("Common Stock") and (ii) 5,000,000 shares of Preferred Stock (with $.01 par value per share) ("Blank Check Preferred Stock").

In October 2010, the Company borrowed $7.6 million against the existing line of $50 million with Bruker Corporation. In November 2010, the Company borrowed $0.2 million against the existing line of $10 million with Bruker BioSpin Corporation.

Report of Independent Auditors

The Board of Directors and Stockholders
Bruker Energy & Supercon Technologies, Inc.

We have audited the accompanying statements of revenues and direct operating expenses of the research instruments portion of ACCEL Instruments GmbH (the Company) for the year ended September 30, 2008 and the six month period ended March 31, 2009 (the Statements). The Statements are the responsibility of the management of Bruker Energy & Supercon Technologies, Inc. Our responsibility is to express an opinion on the Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the Statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-1 of Bruker Energy & Supercon Technologies, Inc. as described in Note 2 to the notes to the statements of revenues and direct operating expenses of the research instruments portion of ACCEL Instruments GmbH, and are not intended to be a complete presentation of the Company's revenues and expenses.

In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses described in Note 2 to the notes to the statements of revenues and direct operating expenses of the research instruments portion of ACCEL Instruments GmbH for the year ended September 30, 2008 and the six month period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 2, 2010

The Research Instruments Portion of ACCEL Instruments GmbH

Statements of Revenues and Direct Operating Expenses

	Annual Periods	Interim Periods
	Year ended September 30, 2008	Six months ended March 31, 2009	Six months ended March 31, 2008

			(unaudited)

Revenues	$35,175	$9,583	$16,478

Direct operating expenses:
Cost of sales	(37,523)	(9,963)	(17,239)
Marketing expense	(140)	(125)	(56)
Sales expense	(390)	(190)	(157)
Research and development expense	(991)	(250)	(409)
Administrative expense	(2,899)	(1,065)	(1,560)

Total direct operating expenses	(41,943)	(11,593)	(19,421)

Excess of direct operating expenses over revenues	$(6,768)	$(2,010)	$(2,943)

The accompanying notes are an integral part of these financial statements.

The Research Instruments Portion of ACCEL Instruments GmbH

Notes to Statements of Revenues and Direct Operating Expenses

1.    Organization and Business

On February 16, 2009, Bruker Energy & Supercon Technologies, Inc. (the "Parent"), through its subsidiaries, Bruker Advanced Supercon GmbH and RI Research Instruments GmbH, entered into a purchase agreement with ACCEL Instruments GmbH ("ACCEL" or "Seller") and its Guarantor, Varian Medical Systems Deutschland GmbH ("Varian"), pursuant to which the Parent purchased substantially all of the assets of the research instruments portion of the ACCEL business (the "Acquired Business").

The consideration payable to Varian as of April 1, 2009 (the "Closing Date") consisted entirely of cash of $0.4 million. Under the terms of the purchase agreement, the Parent acquired all of Seller's accounts receivable and movable fixed assets relating exclusively to the Acquired Business; all of Seller's inventories relating to the Acquired Business; to the extent not part of a transferred contract, all of Seller's warranty claims and other claims Seller is entitled to against third parties with respect to the Acquired Business' tangible assets; all of Seller's collateral pertaining to any of the Acquired Business' tangible assets.

As of the Closing Date, the Parent assumed all rights, duties, powers, obligations and liabilities, including social security contributions, income taxes and pension liabilities, connected with all permanent and non-permanent employment relationships of Seller's employees exclusively or mainly engaged in the Acquired Business.

The Acquired Business designs and manufactures customized products, including radio frequency ("RF") accelerating units, magnets, vacuum and cryosystems, insertion devices and beamlines and turn-key systems, primarily for research applications. RF accelerating products include normal conducting accelerating structures, superconducting cavities and other accelerator components. The Acquired Business' scope of magnets covers a wide spectrum of normal conducting and superconducting magnets such as solenoid magnets, cryogen-free magnets, dipoles, high order multipoles.

2.    Basis of Presentation

The statements of revenues and direct operating expenses for the fiscal year ended September 30, 2008 and for the six month periods ended March 31, 2009 and March 31, 2008 (unaudited) (the "Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America. The Financial Statements were prepared to satisfy the acquired business financial statement rules and regulations of the Securities and Exchange Commission.

Preparation of a complete set of financial statements of the Acquired Business as required to comply with SEC Regulation S-X is impractical as the acquired assets of the Acquired Business were not operated as a stand-alone entity, but were an integral part of ACCEL, a division of Varian. ACCEL has not maintained distinct and separate accounts for the Acquired Business necessary to prepare complete financial statements of the Acquired Business nor have audited financial statements of the Acquired Business ever been prepared. Cash flows from operating, investing and financing activities and a statement in changes in equity have been omitted as such information is not available for the Acquired Business. The Financial Statements are not intended to be indicative of the financial condition or results of operations going forward due to changes in the business and the omission of various operating expenses. Future results of operations and financial position could differ materially from the historical amounts presented herein.

The Research Instruments Portion of ACCEL Instruments GmbH

Notes to Statements of Revenues and Direct Operating Expenses—(Continued)

The statements of revenues and direct operating expenses include the net revenues and expenses directly attributable to the development, sale and distribution of the products comprising the Acquired Business. Revenues include invoiced value of goods sold. Direct operating expenses include, among others, material costs, salaries and wages, fringe benefits, depreciation and amortization, rent and other expenses. Cost of sales is primarily derived from specific project information records. Additional operating expenses such as overhead costs from sales and marketing, research and development and administrative expenses are recorded based on cost center, specific project identification or allocated based upon management's best estimate of amounts attributable to the Acquired Business. The statements of revenues and direct operating expenses do not include allocations of Varian corporate overhead, interest, income taxes or any other indirect expenses. The Acquired Business' management believes that all allocations are reasonable; however, these allocated operating expenses are not necessarily indicative of costs that would have been incurred on a stand-alone basis due to economies of scale, differences in management judgment or other factors.

In addition, pursuant to SEC Regulation S-X, the statements of revenues and direct operating expenses presented herein include all revenue transactions during the periods presented, although, the Company purchased only certain revenue contracts from Varian.

3.    Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United Stated requires management to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results could differ from these estimates.

Principles of Combination

The Financial Statements include all direct revenues and direct operating expenses of the acquired Acquired Business. Income and expenses from intragroup transactions have been eliminated where necessary.

Revenue Recognition

The Acquired Business derives revenues from product sales. A significant percentage of the revenues derive from contracts to design, develop and manufacture complex electronic equipment to a buyer's specification. Such revenues are accounted for under the percentage-of-completion method. The Acquired Business applies this method to product offerings that are manufactured on a project-by-project basis in accordance with detailed customer specifications. These projects have an average length of about one-and-a-half years and the customer specific nature of the products does not allow them to be utilized and sold to another entity other than the customer placing the order. The application of the percentage-of-completion method involves estimations with regard to the extent of progress toward completion of the contract, its revenues and its costs. The Acquired Business has a well established process of estimating and reviewing project costs. Project progress under the percentage-of-completion method is measured by the ratio of cost incurred to-date to the estimate of total project costs. In rare cases, the Acquired Business concludes that it is not capable of making reasonable and dependable project costs estimates. In those cases the completed-contract method of revenue recognition is used.

The Research Instruments Portion of ACCEL Instruments GmbH

Notes to Statements of Revenues and Direct Operating Expenses—(Continued)

For those product sales not accounted for under the percentage-of-completion method, revenue is recognized when persuasive evidence of an arrangement exists, the contract price is fixed or determinable, the product or accessory has been delivered, title and risk of loss have passed to the customer and collection of the resulting receivable is reasonably assured.

The Acquired Business' products are generally subject to warranties and the Acquired Business provides for the estimated future costs of repair or replacement in cost of sales at the time the related sale is recognized.

Research and Development Costs

The Acquired Business commits substantial capital and resources to internal and collaborative research and development projects in order to provide innovative products and solutions to its customers. The Acquired Business expensed $1.0 million in the year ended September 30, 2008, and expensed $0.3 million and $0.4 million in the six months ended March 31, 2009 and March 31, 2008, respectively, for research and development purposes.

Unaudited Pro Forma Condensed Combined Financial Statement

The following unaudited pro forma condensed combined financial statements of Bruker Energy & Supercon Technologies, Inc. (the "Company") and the research instruments portion of ACCEL Instruments GmbH (the "Acquired Business") have been prepared to give effect to the acquisition of the Acquired Business by the Company on April 1, 2009. The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2009 combines the historical results of the Company and the historical results of the Acquired Business and gives effect to the acquisition as if it had occurred on January 1, 2009. The unaudited pro forma condensed combined financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent what the results of operations would actually have been if the acquisition occurred as of the date indicated or what such results will be for any future periods. The unaudited pro forma condensed combined financial statements are based upon the respective historical and pro forma consolidated financial information of the Company and the Acquired Business, and should be read in conjunction with:

  •
  the accompanying notes to the unaudited pro forma condensed combined financial statements;

  •
  the separate historical audited consolidated financial statements of the Company for the year ended December 31, 2009 included elsewhere in this registration statement on Form S-1; and

  •
  the separate unaudited historical condensed consolidated financial statements of the Acquired Business for the six months ended March 31, 2009 included elsewhere in this registration statement on Form S-1.

While some reclassifications of prior periods have been included in the unaudited pro forma condensed combined financial statements, it may be necessary to further reclassify the Acquired Business's financial statements to conform to those classifications that are determined by the combined company to be most appropriate. The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting, whereby the Company is treated as the acquiring entity. Accordingly, consideration paid by the Company to complete the acquisition of the Acquired Business was allocated to the Acquired Business's assets and liabilities based upon their estimated fair values as of the date of completion of the acquisition.

The Company expects to incur additional costs associated with integrating the businesses of the Company and the Acquired Business. The unaudited pro forma condensed combined financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities. Additionally, as the Company has been a wholly-owned subsidiary of Bruker Corporation ("Bruker"), the historical costs and expenses reflected in the Company's consolidated financial statements include an allocation for certain corporate functions historically provided by Bruker, including tax, accounting, treasury, legal and human resources services. The unaudited pro forma condensed combined financial statements do not reflect the additional expenses that will occur in the Company's cost structure, funding and operations as a result of its transition to becoming a public company, including changes in its employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, standalone company, as the Company is unable to estimate what these costs may be. Additionally, the Company entered into a sharing agreement with Bruker, dated August 30, 2010, which provides for the sharing between the Company and Bruker of specified intellectual property rights, services, facilities and other related items. The Company cannot reasonably estimate what the value of these services would be on a standalone basis.

Based on the Company's preliminary review of the Acquired Business' summary of significant accounting policies disclosed in the Acquired Business' financial statements, the nature and amount of any adjustments to the historical financial statements of the Acquired Business to conform Acquired Business' accounting policies to those of the Company's are not expected to be significant. Further review of the Acquired Business' accounting policies and financial statements may result in required revisions to the Acquired Business' policies and classifications to conform to the Company's.

 Unaudited Pro Forma Condensed Combined Statement of Operations

	BEST Historical	Acquired Business Historical(1)	Pro Forma Adjustments(2)	Pro Forma Combined
	2009	2009	2009	2009

	(in thousands, except per share data)

Consolidated /Combined Statements of Operations Data:
Revenue	$60,143	$5,920	$—	$66,063
Cost of product revenue	50,873	5,828	—	56,701

Gross Profit	9,270	92	—	9,362
Operating expense:
Selling, general, and administrative	11,323	579	—	11,902
Research and development	4,529	120	—	4,649
Other, net	(1,030)	—	1,729 (2)	699

Total operating expense	14,822	699	1,729	17,250

Operating loss	(5,552)	(607)	(1,729)	(7,888)
Interest and other income (expense), net	(1,028)	—	—	(1,028)
Loss before income taxes and noncontrolling interest in consolidated subsidiary	(6,580)	(607)	(1,729)	(8,916)
Income tax provision (benefit)	87	—	—	87

Consolidated net loss	(6,667)	(607)	(1,729)	(9,003)
Net loss attributable to noncontrolling interest in consolidated subsidiary	(172)	—	—	(172)

Net loss attributable to Bruker Energy & Supercon Technologies, Inc.	$(6,495)	$(607)	$(1,729)	$(8,831)

Weighted average number of common shares — basic	20,000		20,000	20,000
Net loss per common share attributable to Bruker Energy & Supercon Technologies, Inc.:
Basic and diluted	$(0.32)		$(0.09)	$(0.44)

The accompanying notes are an integral part of these financial statements.

(1)
The historical amounts of the research instruments portion of ACCEL Instruments GmbH (the "Acquired Business") represent the revenues and direct operating expenses of the Acquired Business for the period from January 1, 2009 through March 31, 2009, the period for which financial results are not included in the historical results of the Company.
(2)
To eliminate the bargain purchase gain recognized as a result of the acquisition.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(in thousands, except share and per share information)

1.    Basis of Presentation

On April 1, 2009, Bruker Energy & Supercon Technologies, Inc. (the Company) acquired substantially all of the assets of the research instruments portion of ACCEL Instruments GmbH (the "Acquired Business") from Varian Medical Systems, Inc. The acquisition of the Acquired Business was accounted for as an acquisition of a business. The Acquired Business, located in Bergisch Gladbach, Germany, consists of the development and manufacture of electron and ion linear accelerators, superconducting and normal conducting accelerator cavities, insertion devices, superconducting fault current limiters, other accelerator components and specialty superconducting magnets for physics and energy research and a variety of other scientific applications.

The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated results of operations of the combined company based upon the historical financial statements of the Company and the Acquired Business, after giving effect to the acquisition of the Acquired Business and adjustments described in these footnotes, and are intended to reflect the impact of the acquisition on the Company.

The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not give effect to any negative synergies which may result from the Company's transition to becoming a public company, including changes in its employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, standalone company, as the Company is unable to estimate what these costs may be. Additionally, the Company entered into a sharing agreement with Bruker, dated August 30, 2010, which provides for the sharing between the Company and Bruker of specified intellectual property rights, services, facilities and other related items. The Company cannot reasonably estimate what the value of these services would be on a standalone basis.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2009, combines the historical results of the Company for the year ended December 31, 2009 and the unaudited historical results of the Acquired Business for the three months ended March 31, 2009, and reflects the acquisition of the Acquired Business as if it was completed on January 1, 2009.

2.    Purchase Price

Refer to Note 3 to the Bruker Energy & Supercon Technologies, Inc. Notes to Consolidated Financial Statements for the years ended December 31 2009, 2008 and 2007 for a summary of the Acquired Business acquisition and purchase price allocation.

Upon completion of the purchase price allocation, the fair value of identifiable assets acquired and liabilities assumed exceeded the fair value of the consideration transferred. Consequently, the Company reassessed the recognition and measurement of identifiable assets and assumed liabilities and concluded that all acquired assets and assumed liabilities were recognized and that the valuation procedures and resulting measures were appropriate. As a result, the Company recognized a bargain purchase gain of $1.7 million for the year ended December 31, 2009. The gain on the bargain purchase has been recorded as a component of other, net in the historical consolidated statements of operations of the Company.

The results of the Acquired Business have been included in the accompanying consolidated financial statements from the date of acquisition.

            Shares

Common Stock

Prospectus

Jefferies

Needham & Company, LLC

Gleacher & Company

                                    , 2010

Through and including                  , 2011, (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses Of Issuance And Distribution

The estimated expenses (other than the underwriting discount) payable by us in connection with this offering are as follows:

Amount

SEC registration fee	$7,130
FINRA filing fee	10,500
NASDAQ Global Market fee	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*

*
To be completed by amendment

Item 14.    Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact the he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suite or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and a manner he reasonably believed to in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

In addition, pursuant to our certificate of incorporation and bylaws, we shall indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

The underwriting agreement between us and the underwriters of this offering provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed at Exhibit 1.1 hereto.

We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

Item 15.    Recent Sales of Unregistered Securities

From the period beginning January 1, 2007 through September 30, 2010, we have granted options to purchase an aggregate of 800,000 shares of our common stock, with a weighted average exercise price of $4.07 per share, to employees and directors pursuant to our 2009 Plan.

The securities described in the above paragraph were issued pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemptions provided by Rule 701 promulgated under Section 3(b) of the Securities Act.

All securities described in this Item 15 are deemed restricted securities for purposes of the Securities Act. The instruments representing such issued securities included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Billerica, Massachusetts, on December 23, 2010.

BRUKER ENERGY & SUPERCON TECHNOLOGIES, INC.
By:	/s/ BURKHARD PRAUSE, PH.D. Burkhard Prause, Ph.D. President And Chief Executive Officer

[Signature Page Follows]

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ BURKHARD PRAUSE, PH.D. Burkhard Prause, Ph.D.	President and Chief Executive Officer (Principal Executive Officer)	December 23, 2010
/s/ THOMAS M. ROSA Thomas M. Rosa	Chief Financial Officer (Principal Financial Officer)	December 23, 2010
/s/ BARBARA J. BURGESS Barbara J. Burgess	Chief Accounting Officer (Principal Accounting Officer)	December 23, 2010
* Wolf Dieter-Emmerich, Ph.D.	Director	December 23, 2010
* Brenda J. Furlong	Director	December 23, 2010
* Thomas Hartkopf, Ph.D.	Director	December 23, 2010
* Chris van Ingen	Director	December 23, 2010
* Tony W. Keller, Ph.D.	Director	December 23, 2010
* Frank H. Laukien, Ph.D.	Director	December 23, 2010
* Joerg C. Laukien	Director	December 23, 2010
* Charles F. Wagner, Jr.	Director	December 23, 2010

*By:	/s/ THOMAS M. ROSA
Thomas M. Rosa
Attorney in fact

Exhibit Index

Exhibit Number	Description Of Exhibit
1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of Bruker Energy & Supercon Technologies, Inc. #
3.2	By-laws of Bruker Energy & Supercon Technologies, Inc. #
4.1	Form of Common Stock Certificate.*
5.1	Opinion of Nixon Peabody LLP.*
10.1
Lease Agreement dated June 30, 2003 by and between Vacuumschmelze GmbH & Co. KG and Advanced Superconductors Project Hanau GmbH & Co. KG and Supplementary Agreement (Supplementary Agreement translated).*
10.2	Lease Agreements dated July 24, 2003 and July 31, 2008 by and between GFW Vermogensverwaltung Georg and Fritz Wissler GbR and Bruker EAS GmbH and Addenda (translated).*
10.3	Lease Agreement dated September 8, 2005 by and between Leybold Optics GmbH and European High Temperature Superconductors GmbH & Co. KG and Addenda (translated).*
10.4	Lease Agreement dated April 1, 2009 by and between TBG TechnologiePark Bergisch Gladbach Verwaltungs GmbH and Bruker Advanced Supercon GmbH (translated).*
10.5	Operating Agreement dated April 1, 2009 by and between TBG TechnologiePark Bergisch Gladbach Verwaltungs GmbH and Bruker Advanced Supercon GmbH and Amendment (translated).*
10.6
Lease Agreement dated April 1, 2009 and Partial Termination Agreement dated July 3, 2009 by and between TBG TechnologiePark Bergisch Gladbach Verwaltungs GmbH and RI Research Instruments GmbH and Amendment to the Lease Agreement (translated).*
10.7	Operating Agreement dated April 1, 2009 by and between TBG TechnologiePark Bergisch Gladbach Verwaltungs GmbH and RI Research Instruments GmbH (translated).*
10.8	Managing Director Agreement dated February 16, 2009 by and between Bruker Advanced Supercon GmbH and Dr. Detlef Krischel (translated).*†
10.9	Bonus Agreement dated February 16, 2010 by and between Bruker Advanced Supercon GmbH and Dr. Detlef Krischel (translated).*†
10.10	Bonus Stipulation Agreement dated April 2009 by and between Bruker Advanced Supercon GmbH and Dr. Detlef Krischel (translated).*†
10.11	Managing Director Agreement dated April 14, 2009 by and between Bruker Advanced Supercon GmbH and Dr. Hans-Udo Klein (translated).*†
10.12	Bonus Stipulation Agreement dated April 2009 by and between Bruker Advanced Supercon GmbH and Dr. Hans-Udo Klein (translated).*†
10.13	Managing Director Agreement dated October 1, 2006 by and between European Advanced Superconductors GmbH & Co. KG and Dr. Burkhard Prause (translated).*†
10.14	Bonus Stipulation Agreement dated October 1, 2006 by and between European Advanced Superconductors GmbH & Co. KG and Dr. Burkhard Prause (translated).*†
10.15	Bonus Agreement by and between Bruker EAS GmbH and Dr. Burkhard Prause (translated).*†
10.16	Managing Director Agreement dated October 1, 2006 by and between European Advanced Superconductors GmbH & Co. KG and Dr. Klaus Schlenga (translated).*†
10.17	Bonus Agreement by and between Bruker EAS GmbH and Dr. Klaus Schlenga (translated).*†
10.18	Supply Contract dated December 7, 2009 by and between The European Joint Undertaking for ITER and the Development of Fusion Energy and Bruker EAS GmbH and Annex.*

Exhibit Number	Description Of Exhibit
10.19	Sharing Agreement dated August 30, 2010 by and between Bruker Corporation and Bruker Energy & Supercon Technologies, Inc. #
10.20	Bruker Energy & Supercon Technologies, Inc. 2009 Stock Option Plan. #
10.21	Form of Incentive Stock Option Award Agreement. #
10.22	Form of Non-Qualified Stock Option Award Agreement. #
10.23	Tax Sharing Agreement by and between Bruker Corporation and Bruker Energy & Supercon Technologies, Inc.*
10.24	Supplier Agreement dated January 1, 2009 by and between the General Electric Company and Bruker EAS GmbH and Addenda.*
10.25	Supply Agreement dated May 15, 2009 by and between Siemens Magnet Technology Limited and Bruker EAS.*
10.26	Supply Contract dated July 13, 2010 by and between Deutsches Elektronen-Synchrotron DESY and RI Research Instruments GmbH and Addenda.*
10.27	Shareholders' Agreement dated February 9, 2009 by and between RI Research Instruments Manager GbR and Bruker Advanced Supercon, Inc. (translated).*
10.28	Form of Promissory Note to Bruker Corporation.*
10.29	Form of Promissory Note to Bruker BioSpin Corporation.*
10.30	Intercompany Loan Agreement dated September 7, 2009 by and between Bruker BioSpin GmbH and Bruker EAS GmbH.*
10.31	Intercompany Loan Agreement dated September 7, 2009 by and between Bruker BioSpin GmbH and Bruker HTS GmbH.*
10.32	Development Agreement dated September 19, 2008 by and between Bruker BioSpin AG, Bruker BioSpin GmbH and European Advanced Superconductors GmbH & Co. KG.*
10.33	Supply Agreement dated December 5, 2010 by and between Bruker BioSpin AG, Bruker BioSpin GmbH and Bruker EAS GmbH (Annex C translated).*
10.34
Development Agreement dated August 8, 2007 by and between Bruker BioSpin AG, Bruker BioSpin SA, Bruker BioSpin GmbH and European High Temperature Superconductors GmbH & Co. KG, as amended (translated).*
21.1	Subsidiaries of Bruker Energy & Supercon Technologies, Inc. #
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Independent Auditors.
23.3	Consent of Nixon Peabody LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on the signature page hereof).

*
To be filed by amendment.

†
Management contract or plan.

#
Previously filed.